As filed with the Securities and Exchange Commission on October 25, 2004
Registration No. 333-117722

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3
to
Form S-1

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Specialty Underwriters’ Alliance, Inc.
(Exact name of Registrant as Specified in its Charter)

Delaware	6331	20-0432760
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8585 Stemmons Freeway

Suite 200, South Tower
Dallas, Texas 75247
(469) 547-3035
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Courtney C. Smith

Chief Executive Officer
Specialty Underwriters’ Alliance, Inc.
8585 Stemmons Freeway
Suite 200, South Tower
Dallas, Texas 75247
(469) 547-3035
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William W. Rosenblatt, Esq. Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, New York 10038-4982 (212) 806-5940 Facsimile: (212) 806-6006	John J. Sabl, Esq. Sidley Austin Brown & Wood LLP Bank One Plaza 10 South Dearborn Street Chicago, Illinois 60603 (312) 853-7437 Facsimile: (312) 853-7036

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject To Completion, Dated October 25, 2004

PROSPECTUS

Specialty Underwriters’ Alliance, Inc.

20,000,000 Shares

Common Stock

       This is our initial public offering of shares of our common stock, $0.01 par value per share. We are offering 20,000,000 shares of our common stock. We currently anticipate the initial public offering price of our common stock to be between $10.00 and $12.00 per share. Our common stock is not currently listed on any national exchange or market system and no public market currently exists for our common stock. We have applied to have our common stock listed on the Nasdaq National Market System under the symbol “SUAI.”

      This prospectus also relates to the sale of approximately 78,000 shares of common stock that we intend to sell directly to certain executive officers at the initial public offering price less underwriting discounts and commissions and approximately 208,000 shares of common stock that we intend to issue to repay indebtedness in the amount of $2.0 million plus accrued interest.

       See “Risk Factors” beginning on page 10 of this prospectus for certain risk factors you should consider before investing in shares of our common stock.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      We have granted the underwriters a 30-day option to purchase up to an additional 3,000,000 shares of common stock solely to cover over-allotments, if any. The above table does not include the shares that we will issue upon the exercise of the over-allotment option.

      We expect to deliver the shares of our common stock on or about                     , 2004.

Friedman Billings Ramsey

William Blair & Company

Cochran, Caronia & Co.

The date of this prospectus is                     , 2004

INFORMATION CONCERNING DEFINITIONS AND FINANCIAL INFORMATION

      In this prospectus, references to the “Company,” “SUA,” “we,” “us” or “our” and similar designations refer to Specialty Underwriters’ Alliance, Inc. and, following the acquisition described below, its subsidiary. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

      We have entered into a stock purchase agreement to acquire all of the outstanding shares of Potomac Insurance Company of Illinois. We refer to this acquisition as the Acquisition. The Acquisition will occur simultaneously with the closing of this offering. The closing of this offering is conditioned upon the closing of the Acquisition. For more information regarding the Acquisition, see “Prospectus Summary— The Acquisition.”

      Unless otherwise indicated, all information presented herein assumes that the underwriters’ over-allotment option is not exercised. In addition, information included herein assumes that the offering is priced at $11.00 per share, the midpoint of the range of estimated offering prices.

      For your convenience, we have provided a glossary, beginning on page G-1, of selected insurance and investment terms. In this prospectus, amounts are expressed in dollars and the financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP, except as otherwise indicated.

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully before making an investment in our common stock.

Our Company

Overview

      We are focused on achieving attractive returns in the specialty program commercial property and casualty insurance business by using an innovative business model. Specialty programs typically serve niche groups of insureds that require highly specialized knowledge of a business class risk to achieve underwriting profits. Business class risks are commercial business risks of an industry sector such as the risk associated with the specialized equipment used in the tow truck industry. These niche markets are typically well-defined, homogeneous groups of insureds to which, due to some particular risk exposure, standard market insurers do not offer insurance coverage. This segment has traditionally been underserved by most standard commercial property and casualty insurers, due to the complex business knowledge and investment. As opposed to other insurers who insure many business classes for each line of business, we are able to assign underwriting, claims and actuarial personnel to focus on specific programs such as artisan contractors where they develop in-depth knowledge of that particular industry. Competition in this segment is based primarily on client service, availability of insurance capacity, specialized policy forms, efficient claims handling and other value-based considerations, rather than price. Examples of products that we will write for these markets include property and casualty insurance for artisan and general contractors, lessor’s risk for property owners, small business workers’ compensation, and property and liability coverage for towing and recovery operators and public entities.

Historical Specialty Program Business Model

      We believe that our business model, which stresses a “partnership” relationship with key agents, will be a substantial improvement over the historical model for specialty program business. We believe that the historical model has not served carriers, agents and insureds well. Historically, many agents have had substantial underwriting authority and were responsible for handling claims. Such agents often have been motivated to produce business without regard to underwriting profit in order to receive commissions, which often led to higher underwriting losses for the insurance carriers. The underwriting results led to instability in the program insurance market as carriers withdrew underwriting capacity, resulting in agents incurring additional costs searching for and converting to new carriers. In addition, insureds faced uncertainty regarding the placement of their coverage with insurance carriers from year-to-year and varying levels of service on their business as their coverage moved between insurance carriers.

Innovative Model for Specialty Program Business

      We believe that our innovative business model will better serve the specialty program commercial property and casualty insurance marketplace by addressing the misalignment of interests between agent and carrier, and providing a framework for improving service and achieving cost efficiencies. To date, we have identified an initial group of eight insurance agents that we believe to be the “best in class” in certain specialty programs. We will seek to partner with agents, referred to as Partner Agents, who we expect to produce at least $20 million each of annual written premiums, and who agree to:

•	receive an up-front commission designed to cover their costs, which commission will likely be lower than they had been receiving previously from other companies;

•	receive a meaningful, underwriting profit-based commission, which will be paid over several years;

•	purchase, or commit to purchase, shares of our Class B common stock, with the returns on their investment tied to our performance; and

•	focus their efforts on marketing and pre-qualifying business for us.

      We believe this partnership will create an alignment of interests with us over the long-term. In exchange for this commitment, we will provide:

•	a stable, dedicated source of specialty program commercial property and casualty insurance capacity;

•	a five-year exclusive arrangement, covering a specific program, class of business, line of business and territory/region; and

•	a centralized information system designed to reduce processing and administrative time and better manage risks, with all underwriting and claims being handled by us.

Our Strategy

      We believe certain characteristics and features of our business model will enhance our competitive position:

•	Extensive Experience of our Management Team in the Specialty Insurance Industry. Our senior management team includes Courtney C. Smith, Peter E. Jokiel, William S. Loder and Gary J. Ferguson. Each member of our senior management team has more than 30 years of insurance industry experience and extensive contacts in the specialty program insurance industry. We expect that the experience of our management team will help us to attract and select additional employees and “best in class” Partner Agents.

•	Alignment of Interests with Established Partner Agents. Partner Agents have been selected through a detailed vetting process, including an independent actuarial analysis in conjunction with Guy Carpenter & Company, Inc., or Guy Carpenter, the reinsurance brokerage subsidiary of Marsh & McLennan Companies, Inc. To date, we have entered into definitive agreements with three Partner Agents, which produced approximately $150 million in annual written premiums in 2003 in six programs. We also have entered into non-binding letters of intent with five potential additional Partner Agents. We expect that our Partner Agents will seek to have most of this business written by us as the insurance policies come up for renewal. We are currently working with Guy Carpenter to evaluate additional Partner Agents.

•	Opportunistically Managed Diverse Portfolio of Profitable Specialty Programs. We intend to offer insurance products and policies to specialty commercial programs that require detailed business and industry knowledge. We believe these lines have the potential to offer attractive risk-adjusted returns on capital through various business cycles. We plan to allocate our insurance capacity to those lines of business and programs that we believe offer the best risk-adjusted return on capital.

•	Cost-Efficient Platform through Outsourcing Non-Core Functions. Our management team and professionals are focused on establishing core operations, including underwriting and claims handling. In addition, we have contracted with Syndicated Services Company, Inc., or SSC, a subsidiary of R.K. Carvil & Co., Ltd., an international reinsurance intermediary, to provide management of non-core functions such as policy administration, regulatory compliance and billings and collections. Our arrangement with SSC should minimize our fixed costs while providing a scalable and highly flexible solution to support our growth.

•	Strong, Unencumbered Balance Sheet. We intend to capitalize our insurance company unburdened by loss exposures from historical operations. We have received a secure category indicative rating of “B+” (Very Good) from A.M. Best. The rating assignment will be subject to the completion of this offering, funding of our operating subsidiary and execution of all pertinent transactions on terms detailed in this prospectus.

•	Common Technology System. Our licensed, real-time technology system is being designed to allow our program teams to control underwriting, policy issuance and claims administration.

The system also is expected to allow our Partner Agents to grant their retail agents access through each Partner Agent’s website. We believe that our technology system will significantly reduce the time and cost required to rate and quote policies.

Market Opportunities and Industry Trends

      The reduction in capital available for underwriting from the beginning of 2001 through the end of 2003 caused many significant insurers either to withdraw from particular business lines or significantly reduce the amount of capital dedicated to these business lines. We believe this impairment in capital has been caused primarily by the following factors:

•	inadequate pricing and increasingly broad policy terms and conditions from 1986 through 2000;

•	misalignment of interests between managing general agents and insurance carriers;

•	the terrorist attacks of September 11, 2001;

•	the withdrawal by several market participants from particular business lines due to substantial underwriting losses or changes in strategy;

•	significant deficiencies in core reserves in various lines of business, including workers’ compensation, medical malpractice and commercial multiperil, as well as asbestos and environment-related lines;

•	a significant number of ratings downgrades of existing insurers;

•	an adverse investment environment due to a decline in global equity markets and significant credit losses brought about by high-profile bankruptcies; and

•	an overhaul of corporate governance and increased scrutiny of financial results of public companies.

      According to reports issued by A.M. Best and Swiss Reinsurance Company, or Swiss Re, from the beginning of 2001 through the end of 2003, the amount of capital available to write property insurance and casualty insurance and reinsurance was reduced by an estimated $240 billion to $260 billion in potential and realized underwriting and investment losses. This amount is equal to 34% to 37% of the approximately $700 billion estimated by Swiss Re to be available capital at the end of 2000. According to A.M. Best, the property and casualty insurance industry had a reserve deficiency of about $75 billion as of December 31, 2003. There have been additions to industry capital in recent years from the start-up of new property and casualty insurers or otherwise. However, we believe that the capital raised in the industry during this period has been substantially less than reductions in capacity described above.

      The lines of business that were most deficient as of September 2003 include workers’ compensation, medical malpractice, commercial multiperil, other types of liability insurance and excess of loss liability reinsurance. At the same time that capacity has declined, we believe the demand for commercial insurance and reinsurance has risen as insureds have become increasingly aware of their risk exposures. This reduction in underwriting capacity, coupled with increased demand for insurance, has resulted in considerable increases in pricing and in terms and conditions that are significantly more favorable for insurers and reinsurers. We believe these industry developments present us with an opportunity to provide needed underwriting capacity at attractive rates and upon terms and conditions more favorable to insurers than in the past.

      In addition, in 2004 several property and casualty insurance companies experienced significant losses associated with the unusually severe Florida hurricanes.

The Acquisition

      In order to enter into an insurance business, new entities often acquire existing licensed insurance companies. The terms of such acquisitions typically include the retention by the selling entity of any liabilities of such companies incurred prior to the closing of the acquisition. In a highly regulated industry such as insurance, this approach allows a new company to acquire licenses in each state in which it plans to conduct business. Otherwise, a newly formed company would need to wait several years to complete the qualifications process in all states necessary to the conduct of its insurance business.

      As part of our business plan, on March 22, 2004 we entered into a stock purchase agreement to acquire all of the outstanding shares of Potomac Insurance Company of Illinois from OneBeacon Insurance Company, or OneBeacon. We refer to this acquisition as the Acquisition and to Potomac Insurance Company of Illinois as Potomac.

      Under the terms of the stock purchase agreement, we will acquire all of the issued and outstanding stock of Potomac for a purchase price equal to a cash payment of $10.5 million, plus the amount of Potomac’s statutory capital and surplus as of the closing date of the Acquisition (in the form of cash and short-investments presently estimated to be of $42.6 million). We expect to pay an aggregate of approximately $53 million to acquire all shares of Potomac.

      The Acquisition will occur simultaneously with, and our obligation and the sellers’ obligation to close the Acquisition will be conditioned upon, the closing of this offering. After the closing of the Acquisition, Potomac will become our wholly owned operating subsidiary.

      Potomac is licensed to conduct insurance business in 41 states and the District of Columbia. We consider these jurisdictions to be those that are important to our current business plan because these jurisdictions account for approximately 90% of the population of the United States. Potomac is not licensed in Hawaii, Maine, Minnesota, Montana, New Hampshire, North Carolina, Oregon, Tennessee and Wyoming. However, in the future we may apply for licenses in the states listed above. Failure to obtain such licenses or a significant delay in our obtaining such licenses could affect our future business plans.

Organization and Principal Executive Offices

      We were organized as a Delaware corporation on April 3, 2003. Our principal executive offices are currently located at 8585 Stemmons Freeway, Suite 200, South Tower, Dallas, Texas 75247 and our telephone number is (469) 547-3035. We contemplate establishing our new principal executive offices in the Chicago area during 2004. After giving effect to the Acquisition, we will be a holding company of a wholly owned operating subsidiary. We may change our corporate organization from time to time as we expand our business.

Selected Risks Related to Our Company

      An investment in our common stock involves risk. As part of your evaluation of us, you should take into account the risks we will face. These risks are explained in more detail in the “Risk Factors” section of this prospectus. Some of the more significant risks are as follows:

•	We have no operating history. If we are unable to implement our business strategy or operate our business as we currently expect, our results may be adversely affected.

•	We are dependent on our key executives and may not be able to attract and retain key employees or successfully integrate our management team and service providers to fully implement our newly formulated business strategy.

•	We expect to rely on Partner Agents for all of our business. However, our failure to recruit and retain such Partner Agents could materially adversely affect our results.

•	We may be subject to losses as a result of the Acquisition in the event of the failure to pay by our reinsurer.

•	We have received a secure category indicative rating of “B+” (Very Good) from A.M. Best. A poor final rating or a future downgrade in our rating could affect our competitive position with customers and our indicative rating may put us at a disadvantage with higher-rated carriers.

•	A delay or other problem in the implementation of our centralized technology system could have a material adverse effect on our business plan.

This Offering

Common stock offered by us	20,000,000 shares

Common stock to be outstanding after this offering	20,724,781 shares

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $203.1 million. We will contribute most of the proceeds of this offering to the capital of Potomac and will use the remaining proceeds for repayment of outstanding debt, to fund the Acquisition and for general working capital purposes. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	“SUAI”

      The number of shares of common stock to be outstanding after this offering does not include:

•	shares that the underwriters have the option to purchase from us solely to cover the over-allotment option;

•	579,914 shares subject to warrants with an exercise price equal to (i) the initial public offering price per share as to 22,727 shares and (ii) the initial public offering price per share, less underwriting discounts and commissions, as to 557,187 shares (see “Certain Transactions—Transactions with our Executive Officers,” “Certain Transactions—Transactions with Friedman, Billings, Ramsey Group, Inc. and Standard American Insurance Limited” and “Certain Transactions—Transactions with Guy Carpenter”);

•	commitments by three Partner Agents to purchase over time an aggregate of $3.0 million of our Class B common stock, 18,182 shares to be sold by us to such Partner Agents concurrently with the completion of this offering (see “Description of Capital Stock”); and

•	an aggregate of 1,527,000 shares that may be issued upon the exercise of stock options to be granted to our executive officers, directors and employees (see “Management—Stock Option Plan”).

Summary Unaudited Pro Forma Financial Information

(Dollars in thousands, except per share data)

      You should read the summary pro forma financial information set forth below in conjunction with the financial statements and related notes included in this prospectus and the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” You also should read “Risk Factors.” Our future performance cannot be predicted based on the financial information included in this prospectus. The following unaudited pro forma financial information assumes this offering was completed and the net proceeds were applied as described in this prospectus, including to purchase Potomac, as if these actions had occurred as of June 30, 2004 with respect to the pro forma balance sheet and as of January 1, 2003 with respect to the pro forma statement of operations for the period ended December 31, 2003 and for the six months ended June 30, 2004.

Unaudited Pro Forma Balance Sheet

	At June 30, 2004

	Potomac	Specialty			Purchase of
	Historical	Underwriters’	Offering		Potomac by
in thousands	Predecessor (a)	Alliance (b)	Proceeds		SUA (h)	Pro forma

Assets
Fixed maturity investments, at fair value	$39,543				$(39,543)	$—
Cash and short-term investments	680	$31	(c)	$203,792
			(e)	4
			(f)	200
			(g)	800	(10,930)	194,577
Reinsurance recoverable on paid and unpaid losses and unearned premiums (from OneBeacon)	115,995					115,995
Other assets	2,380	750			(2,880)	250
Deferred charges		692	(c)	(692)		—
Intangible assets		—			10,750	10,750

Total Assets	$158,598	$1,473		$204,104	$(42,603)	$321,572

Liabilities and shareholders’ equity
Loss and loss adjustment expense reserves	$115,771					$115,771
Unearned insurance premiums	224					224
Short-term debt		$1,900	(d)	$(1,900)		—
Accounts payable and other liabilities	38	2,727			(38)	2,727
Accrued interest		71	(d)	(71)		—
Stock warrants		4,795	(e)	(4,795)		—

Total liabilities	116,033	9,493		(6,766)	$(38)	118,722

Common shares	4,200	—	(c)	200
			(d)	2
			(e)	4
			(g)	1	(4,200)	207
Class B common shares			(f)	—		—
Additional paid-in capital	36,163	—	(c)	202,900
			(d)	1,969
			(e)	3,996
			(f)	200
			(g)	799	(36,163)	209,864
Retained earnings	1,952				(1,952)	—
Accumulated deficit		(8,020)	(e)	799		(7,221)
Accumulated other comprehensive income	250				(250)	—

Total shareholders’ equity	42,565	(8,020)		210,870	(42,565)	202,850

Total liabilities and shareholders’ equity	$158,598	$1,473		$204,104	$(42,603)	$321,572

Footnotes following on next page

(a)	Amounts reflecting the unaudited balance sheet of Potomac at June 30, 2004.

(b)	Amounts reflecting the audited balance sheet of Specialty Underwriters’ Alliance, Inc. at June 30, 2004.

(c)	Reflects the proceeds of this offering estimated at $203.1 million based on 20 million shares at the estimated offering price of $11.00 per share, less underwriting discounts and commissions of $15.4 million and other estimated offering costs of $1.5 million, including $0.7 million of deferred offering costs recorded at June 30, 2004.

(d)	Upon completion of this offering, short term-debt and accrued interest is due and payable to Friedman, Billings, Ramsey Group, Inc., or FBR, and to certain executive officers upon completion of the offering in stock at the offering price less the underwriting discounts and commissions. See “Certain Transactions— Transactions with Friedman, Billings, Ramsey Group, Inc. and Standard American Insurance Limited” and “Certain Transactions— Transactions with our Executive Officers.”

(e)	As of June 30, 2004, warrants for shares valued at $4.8 million with an exercise price of $0.01 per share were held by FBR and certain executive officers in conjunction with the short-term debt. Subsequent to June 30, 2004 these warrants were exchanged for warrants for shares valued at $5.7 million with an exercise price equal to the offering price. Further, subsequent to June 30, 2004, additional warrants for shares valued at $4.0 million with an exercise price of $0.01 per share were issued to FBR, Standard American Insurance Limited, or SAIL, and one executive officer in conjunction with additional short-term debt borrowings. The $0.01 warrants are assumed to be automatically exercised upon the completion of this offering, whereas the warrants at the initial public offering price are not assumed to be exercised. See “Certain Transactions— Transactions with Friedman, Billings, Ramsey Group, Inc. and Standard American Insurance Limited” and “Certain Transactions— Transactions with our Executive Officers.”

(f)	Concurrent with the completion of this offering 18,182 shares of Class B common shares with a par value of $0.01 per share will be issued to Partner Agents in exchange for $200,000 in cash.

(g)	Concurrent with this offering, our executive officers will purchase 78,202 shares of common stock at an estimated purchase price of $10.23 per share, for an aggregate price of $0.8 million. See “Certain Transactions— Transactions with our Executive Officers.”

(h)	Approximately $53 million of the proceeds of this offering will be used to purchase the outstanding shares of Potomac from OneBeacon. The purchase price consists of an estimated $42.6 million in statutory capital and surplus and $10.5 million for 42 licenses at $250,000 each, less a $0.5 million non-refundable deposit plus transaction costs. Prior to the completion of the Acquisition, OneBeacon is required to liquidate all of Potomac’s assets other than cash and short-term investments backing statutory capital and surplus, and OneBeacon is required to settle or assume Potomac’s remaining non-insurance liabilities. Thus, at the Acquisition, Potomac will have cash and short-term investments equal to its statutory capital and surplus (estimated to be $42.6 million). Also see “Summary— The Acquisition.” The cost of insurance licenses is an indefinite life intangible asset because they will remain in effect indefinitely as long as the company complies with relevant state insurance regulations. This intangible asset will not be amortized, but will be evaluated for impairment at least annually or upon the occurrence of certain triggering events. Additionally, the pro forma liabilities include Potomac’s direct loss and loss adjustment expense reserves of $115.8 million and the direct unearned insurance premiums of $0.2 million. Pro forma assets include the offsetting $116.0 million of reinsurance recoverables due from OneBeacon.

     We caution you that the pro forma information presented in this prospectus is neither comparable with nor representative of the results that we expect to achieve once we commence operations. The existing in-force insurance obligations of Potomac will be reinsured to OneBeacon prior to closing the acquisition of Potomac so there will be no future revenues or losses arising from Potomac’s historical in-force insurance business unless OneBeacon fails to perform on its reinsurance obligations.

      The pro forma statement of operations includes adjustments to exclude all insurance operations of Potomac and net investment income and realized gains/losses of Potomac to reflect the effect of reinsuring Potomac’s historical in-force insurance to OneBeacon.

      Upon the completion of this offering, we intend to begin writing new business with a core group of Partner Agents in the specialty commercial insurance market that will serve niche group of insureds that require highly specialized business knowledge of each business class to achieve underwriting profits. See “Business.” The pro forma statement of operations does not include this future new business.

Unaudited Pro Forma Statement of Operations

		Specialty
	Potomac Historical	Underwriters’	Purchase of
in thousands	Predecessor (a)	Alliance (c)	Potomac (b)	Pro forma

	For the periods ended December 31, 2003:

Revenues:
Earned insurance premiums	$9,961	$—	$(9,961)	$—
Net investment income	2,128	—	(2,128)	—
Net realized losses	(466)	—	466	—
Other revenue	318	—	(318)	—

Total revenue	11,941	—	(11,941)	—

Expenses:
Loss and loss adjustment expenses	7,064	—	(7,064)	—
Insurance acquisition expenses	1,843	—	(1,843)	—
Financing expenses	—	157	—	157
General and administrative expenses	939	421	(939)	421

Total expenses	9,846	578	(9,846)	578

Income before income taxes	2,095	(578)	(2,095)	(578)
Federal income tax expense	736	—	(736)	—

Net income/(loss)	$1,359	$(578)	$(1,359)	$(578)

	For the six months ended June 30, 2004

Revenues:
Earned insurance premiums	$—	$—	$—	$—
Net investment income	792	—	792	—
Net realized losses	(102)	—	(102)	—

Total revenue	690	—	690	—

Expenses:
Loss and loss adjustment expenses	—	—	—	—
Insurance acquisition expenses	—	—	—	—
Financing expenses	—	4,747	—	4,747
General and administrative expenses	—	2,695	—	2,695

Total expenses	—	7,442	—	7,442

Income before income taxes	690	(7,442)	(690)	(7,442)
Federal income tax expense	242	—	(242)	—

Net income/(loss)	$448	$(7,442)	$(448)	$(7,442)

Footnotes following on next page

(a)	Amounts reflecting the audited statement of income of Potomac for the year ended December 31, 2003 and the unaudited statement of income of Potomac for the six months ended June 30, 2004, respectively.
(b)	Potomac was a participant in a OneBeacon intercompany pooling arrangement under which Potomac ceded all of its insurance business into the Pool and assumed 0.5% of the Pool’s insurance business. Potomac ceased its participation in the Pool effective as of January 1, 2004 and entered into reinsurance agreements whereby it ceded all of its business to OneBeacon. As a result, Potomac will not share in any favorable or unfavorable development of prior losses recorded by it or the Pool after January 1, 2004 unless OneBeacon fails to perform on its reinsurance obligations. Pro forma liabilities include Potomac’s direct loss and loss adjustment expense reserves of $115.8 million and the direct unearned insurance premiums of $0.2 million. Pro forma assets include the offsetting $116.0 million of reinsurance recoverables due from OneBeacon.

Prior to completion of the Acquisition, OneBeacon is required to liquidate all of Potomac’s assets other than cash and short-term investments and settle or assume Potomac’s remaining non-insurance liabilities. As a result, Potomac’s future earnings will be limited to investment results on invested assets backing statutory capital and surplus (before considering revenues and expenses from insurance business expected to be written by us subsequent to our acquisition of Potomac).

(c)	Amounts reflecting the audited statement of operations of Specialty Underwriters’ Alliance, Inc. from April 3, 2003 (Date of Inception) to December 31, 2003 and the audited statement of operations of Specialty Underwriters’ Alliance, Inc. for the six months ended June 30, 2004, respectively.

RISK FACTORS

      An investment in our common stock involves a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the other information contained in this prospectus. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our stock to decline, which could cause you to lose all or part of your investment. Additional risks and uncertainties that we are unaware of, or that are currently deemed immaterial, also may become important factors that affect us. Our forward-looking statements in this prospectus are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below. See “Forward-Looking Statements.”

Risks Related to our Business

We have no operating history. If we are unable to implement our business strategy or operate our business as we currently expect, our results may be adversely affected.

      We were formed on April 3, 2003 and expect to commence insurance operations upon the closing of the Acquisition of Potomac. As a result, we have not written any insurance or otherwise generated any revenues prior to this offering. Businesses, such as ours, that are starting up or in their initial stages of development present substantial business and financial risks and may suffer significant losses. We also are not yet able to engage in certain insurance business in certain jurisdictions because we have not received regulatory approval. We cannot assure you that we will obtain the regulatory approvals necessary for us to conduct our business as planned or that any approval granted will not be subject to conditions that restrict our operations. While we are commencing our operations with senior management who are experienced in the property and casualty insurance industry, members of our management team may not be able to successfully develop or maintain their relationships in the industry, as we have no name recognition or established reputation. Additionally, we must hire and retain key employees and other staff, develop business relations, continue to establish operating procedures, obtain additional facilities, implement new systems and complete other tasks necessary for the conduct of our intended business activities. If we are unable to implement these actions in a timely manner, our results may be adversely affected. As a result of industry factors or factors specific to us, we may have to alter our anticipated methods of conducting our business, such as the nature, amount and types of risks we assume and the terms and limits of the products we write or intend to write.

Our future performance cannot be predicted based on the financial information included in this prospectus.

      As a newly formed company, we have no operating history on which you can base an estimate of our future earnings prospects. The business of Potomac, our predecessor, is not representative of or comparable with our primary business strategy. Additionally, the historical activity of Potomac is not indicative of future results since OneBeacon is assuming all of Potomac’s liabilities and existing business. As a result, the pro forma financial information and the historical financial information of Potomac presented in this prospectus are not comparable with or representative of the results that we expect to achieve in future periods and will not be helpful in deciding whether to invest in our shares. At the closing of the Acquisition, Potomac’s assets will consist of cash and short-term investments (presently estimated to be $42.6 million) and a reinsurance recoverable owed to Potomac by OneBeacon for business written by Potomac prior to the Acquisition which is reinsured but not novated.

We are dependent on our key executives and may not be able to attract and retain key employees or successfully integrate our management team and service providers to fully implement our newly formulated business strategy.

      We expect that our success will depend largely on our senior management, which includes, among others, Courtney C. Smith, our chief executive officer, Peter E. Jokiel, our chief financial officer,

William S. Loder, our chief underwriting officer, and Gary J. Ferguson, our chief claims officer. We have entered into an employment agreement with each of these officers. After our management team and other personnel are assembled, our ability to implement our business strategy is expected to depend on their successful integration. The number of available, qualified personnel in the insurance industry to fill these positions may be limited. In addition, we plan to outsource to third party service providers a substantial portion of our non-core functions. Our inability to attract and retain these additional personnel or the loss of the services of any of our senior executives, key employees or service providers could delay or prevent us from fully implementing our business strategy and could significantly and negatively affect our business. In addition, we cannot assure you that we will successfully integrate our executive or other personnel after we commence operations. With the exception of a $5 million key man insurance policy we have obtained for Courtney C. Smith, we do not have any key man insurance for our key executives.

We expect to rely initially on a limited number of Partner Agents for all of our business.

      We expect to rely initially on a limited number of Partner Agents for all of our business. We have entered into definitive agreements with three Partner Agents (AEON Insurance Group, American Team Managers and Specialty Risk Solutions) and have entered into non-binding letters of intent with five other potential Partner Agents. We intend to enter into binding agreements with at least two of the five potential Partner Agents and establish three to five additional Partner Agent relationships over the next two years. The three Partner Agents with whom we have entered into definitive agreements produced approximately $150 million in annual written premiums in 2003 in six programs (artisan contractors, general contractors, lessor’s risk property owners, small business workers’ compensation, towing and recovery operators and public entities). These programs include workers’ compensation, general liability, automobile and property lines of business coverage. As part of the process of negotiating the definitive agreements with these three Partner Agents, we reviewed the business currently written by them in light of the underwriting and pricing guidelines that we would plan to apply going forward and concluded that virtually all of their historical annual written premiums written by the Partner Agents in 2003 related to business that would meet these guidelines. However, we cannot assure you that these Partner Agents will be able to produce this or any other level of premiums in the future or that their customers will agree to write policies with us.

Our failure to recruit and retain such Partner Agents could materially adversely affect our results.

      We are developing and working to identify at least 5 to 10 potential additional agents over the next two years. Our ability to recruit and retain Partner Agents may be negatively impacted by certain aspects of our business model, including our requirement that Partner Agents defer and make contingent a portion of their agency commissions and purchase, or commit to purchase, shares of our Class B common stock. Our failure to recruit and retain qualified Partner Agents could materially adversely affect our results. In addition, under the agreements with our Partner Agents, each Partner Agent will have the right to terminate its relationship with us on 180 days’ notice. If some or all of our Partner Agents terminate their relationships with us within a short period of time, or if any factors exist that may adversely affect the performance of our Partner Agents or their programs, such events would materially adversely affect our business.

We may be subject to losses as a result of the Acquisition in the event OneBeacon fails to honor its reinsurance obligations to us.

      Potomac has entered into a transfer and assumption agreement with OneBeacon whereby all of Potomac’s liabilities, including all direct liabilities under existing insurance policies, were ceded to and assumed by OneBeacon.

      The legal requirements to transfer insurance obligations from one insurer to another, sometimes referred to as a novation, vary from state to state, generally based on the state in which the policy was issued. In some states, if certain notifications are made to policyholders and they do not object to the transfer within certain periods of time, they are deemed to have agreed to the transfer. In other states, policyholders must consent to the transfer in writing. Additionally, in some states insurance regulatory approval is required in addition to policyholder consents.

      To the extent the legal requirements for novation have been met, OneBeacon will become directly liable to the policyholder for any claims arising from insured events under the policy, and Potomac’s obligation to the policyholder would cease. Accordingly, Potomac would extinguish any recorded liabilities to such policyholders and the related reinsurance recoverables, so no gain or loss would occur.

      Until a novation is achieved, Potomac continues to be directly liable to policyholders for claims arising under their policies, but has reinsurance coverage from OneBeacon to reimburse Potomac for any such claims. Thus Potomac would not experience any gains or losses with respect to such policies unless OneBeacon failed to honor its reinsurance obligation to Potomac. In the event of the failure to pay by OneBeacon, Potomac could experience losses which could materially adversely affect our business and results of operations.

We have received a secure category indicative rating of “B+” (Very Good) from A.M. Best. A poor final rating or a future downgrade in our rating could affect our competitive position with customers and our indicative rating may put us at a disadvantage with higher-rated carriers.

      Competition in the types of insurance business that we intend to underwrite is based on many factors, including the perceived financial strength of the insurer and ratings assigned by independent rating agencies. A.M. Best Company, Inc., or A.M. Best, is generally considered to be a significant rating agency with respect to the evaluation of insurance companies. A.M. Best’s ratings are based on a quantitative evaluation of a company’s performance with respect to profitability, leverage and liquidity and a qualitative evaluation of spread of risk, investments, reinsurance programs, reserves and management. Insurance ratings are used by customers, reinsurers and reinsurance intermediaries as an important means of assessing the financial strength and quality of insurers.

      We have received a secure category indicative rating of “B+” (Very Good) from A.M. Best, which is the sixth highest of 15 rating levels and indicates A.M. Best’s opinion of our financial strength and ability to meet ongoing obligations to our future policyholders. This rating assignment is subject to the completion of this offering and the receipt of the offering proceeds described in this prospectus consistent with representations made to A.M. Best. In addition, A.M. Best’s rating of us will take into consideration the fact that we will have only recently commenced our operations. The rating is not a recommendation to buy, sell or hold our securities. Our rating assignment is contingent upon the funding of our operating subsidiary to levels indicated by our management as well as the execution of all pertinent transactions as detailed by this prospectus. The prospective rating is not a guarantee of a final rating outcome. A final rating assignment will be made once all necessary conditions and expectations set by A.M. Best are met to its satisfaction. The final rating might differ from the indicative rating should the closing documentation and execution prove to be materially different than we are representing in this prospectus. If we do obtain a final “B+” (Very Good) rating from A.M. Best, we cannot assure you that we will be able to maintain this rating. If we fail to obtain a final “B+” (Very Good) rating or experience a significant ratings downgrade, we may experience a substantial loss of business as policyholders might purchase insurance from companies with higher claims-paying and financial strength ratings instead of from us.

Our rating may place us at a competitive disadvantage or cause us to incur additional expenses.

      Certain financial institutions and banks require property owners with loans to be insured by insurers with at least an “A-” rating by A.M. Best. Certain other insureds choose to insure their own property and casualty risks only with such higher-rated insurers. Also, due to financial responsibility laws, some states and the federal government require certain regulated entities to purchase mandatory insurance from insurers holding a minimum of “A-” rating by A.M. Best. Some agents may be unwilling or unable to write certain lines of business such as property, long-tail liability lines and automobile liability with insurers that are not rated at least “A-” (Excellent) by A.M. Best. We have talked to some potential

Partner Agents who require at least “A-” rating by A.M. Best. We may seek to enter into fronting arrangements under which policies may be nominally written by a higher rated insurer to allow our Partner Agents to produce business in these lines, but there can be no assurances that these arrangements will be available at a reasonable price or acceptable to agents, and the cost of these arrangements will reduce our operating profit.

At the completion of this offering, we will not be licensed to operate our business in all states of the United States. Our failure to obtain licenses in the remaining states could adversely affect our results of operations.

      We have entered into a stock purchase agreement to acquire all of the outstanding shares of Potomac Insurance Company of Illinois from OneBeacon Insurance Company. Potomac is licensed to conduct insurance business in 41 states and the District of Columbia. We consider these jurisdictions to be those that are important to our current business plan. Potomac is not licensed in Hawaii, Maine, Minnesota, Montana, New Hampshire, North Carolina, Oregon, Tennessee and Wyoming. However, in the future we may apply for licenses in the states listed above. Our failure to obtain licenses in such states, or a significant delay in our obtaining such licenses, could have a material adverse effect on our business and results of operations.

A delay or other problem in the implementation of our centralized technology system could have a material adverse effect on our business plan.

      We are implementing a centralized technology system for underwriting, policy issuance and claims administration through each Partner Agent’s website. We have licensed technology from AscendantOne, Inc., or AscendantOne, to develop our insurance rating software and from SunGard Sherwood Systems (US) Inc., or SunGard, to develop our policy processing software. Our chosen vendors must rely upon integrating their technology in order to implement our system and they have relatively limited experience in doing so. As a result, we cannot assure you that our vendors will be able to develop our technology system for us in a timely manner and at the price we anticipate. A delay in implementation of our centralized technology system would inhibit us from automating our underwriting, policy issuance and claims administration. Instead, we would need to manually process our policies and claims which could lead to less efficiency and the possibility of a decrease in premium volume. Accordingly, a delay or other problem in our implementation schedule could have a material adverse effect on our business plan.

We may require additional capital in the future, which may not be available on favorable terms or at all.

      We expect that our future capital requirements will depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover our losses. We believe that our funds, including the proceeds of the offering, will be sufficient to support our current business plan for at least two years. However, to the extent that the funds generated by this offering are insufficient to fund future operating requirements, we may need to raise additional funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. If we are able to raise capital through equity financings, your interest in our company would be diluted, and the securities we issue may have rights, preferences and privileges that are senior to those of the shares offered in this offering. If we cannot obtain adequate capital, our business, financial condition and results of operations could be adversely affected.

We may misevaluate the risks we seek to insure. If we misevaluate these risks, our business, reputation, financial condition and results of operations could be materially and adversely affected.

      We were formed to provide commercial lines insurance to specialty program markets through our operating subsidiary. The market for commercial lines insurance to specialty programs differs significantly from the standard market. In the standard market, insurance rates and forms are highly regulated, products and coverages are largely uniform and have relatively predictable exposures and companies tend to compete for customers on the basis of price. In contrast, the specialty market provides coverage for risks that do not fit the underwriting criteria of most standard carriers. We expect that our success will depend on the ability of our underwriters to accurately assess the risks associated with the businesses that we insure. We expect that underwriting for specialty program lines will require us to make assumptions about matters that are inherently unpredictable and beyond our control, and for which historical experience and probability analysis may not provide sufficient guidance. Such matters include, but are not limited to the effects of future inflation on our claim trends, future law changes in jurisdictions where we do business, judicial interpretations regarding policy coverage, the predictability and frequency of catastrophic events, and medical protocol changes. If we fail to adequately evaluate the risks to be insured, our business, financial condition and results of operations could be materially and adversely affected, since our claims experience could be significantly different than what we assumed in our pricing, resulting in reduced underwriting profits or underwriting losses.

We expect to compete with a large number of companies in the insurance industry for underwriting revenues.

      We expect to compete with a large number of other companies in our selected lines of business. We expect to compete with major U.S. and non-U.S. insurers such as American International Group, Inc., or AIG, Travelers Insurance Group Holdings Inc., or Travelers, CNA Financial Corporation, or CNA, and ACE Limited, or ACE, that offer the lines of insurance that we expect to offer and that target the same market as we do and utilize similar business strategies. We expect to face competition both from specialty insurance companies, underwriting agencies and intermediaries, as well as diversified financial services companies such as W.R. Berkley Corporation, Markel Insurance Company, or Markel, Philadelphia Consolidated Holding and RLI Insurance Company, or RLI. In addition, newly formed and existing insurance industry companies such as Arch Capital Group Ltd., or Arch, Meadowbrook Insurance Group, or Meadowbrook, and Argonaut Insurance Company, or Argonaut, have recently raised capital to meet perceived demand in the current environment and address underwriting capacity issues. Other newly formed and existing insurance companies also may be preparing to enter the same market segments in which we expect to compete or raise new capital. Since we have no operating history, we expect that our competitors will have greater name and brand recognition than we expect to have. Many of them also have higher financial strength and ratings assigned by independent ratings agencies and more (in some cases substantially more) capital and greater marketing and management resources than we expect to have and may offer a broader range of products and more competitive pricing than we expect to, or will be able to, offer.

      We expect that our competitive position will be based on many factors, including our perceived financial strength, ratings assigned by independent rating agencies, geographic scope of business, client relationships, premiums charged, contract terms and conditions, products and services offered (including the ability to design customized programs), speed of claims payment, reputation, experience and qualifications of employees and local presence. We expect to be able to choose types and lines of businesses (tow trucks, workers’ compensation) that do not require “A” level A.M. Best ratings. We expect that we will work with a limited number of Partner Agents which will enable us to provide them with customized approaches to their business and give them long term (five years) exclusive arrangements. Our systems capability is designed for this type of business which enables us to change and adapt quicker to changes in the marketplace. Since we have not yet commenced operations, we may not be able to compete successfully on many, or any, of these bases. In addition, some companies in our lines of business are increasing their capital-raising activities, which could result in additional new entrants to our markets and an excess of capital in the industry. If competition limits our ability to write new business at adequate rates, our return on capital may be adversely affected.

      In addition, a number of new, proposed or potential legislative or industry developments could further increase competition in our industry. In certain states, state-sponsored entities provide property insurance in catastrophe-prone areas or other “alternative markets” types of coverage. Furthermore, the growth of services offered over the Internet may lead to greater competition in the insurance business. New competition from these developments could cause the supply and/or demand for insurance to change, which could adversely affect our underwriting results.

If we are unable to obtain regulatory approval to begin writing policies and transition business in a timely manner, our ability to generate revenue could be delayed.

      Once we have completed the Acquisition, we must successfully receive approval of our rates and forms in order to issue policies in certain jurisdictions. Our Partner Agents cannot begin to transition policies to be written in those states to us until we have completed this process. Because we are unlikely to seek or obtain mid-term cancellations of existing policies produced by our Partner Agents, we will seek to transition policies over a 12-month period as they are renewed. We will be unable to generate premium revenue until policies are written by us, and a delay in our ability to write or transition policies could lead to a significant delay in our ability to generate substantial amounts of revenue.

Our reliance on retail agents to market our products subjects us to their credit risk.

      We intend to market our insurance products primarily through retail insurance agents who produce business for our Partner Agents. Our clients will pay premiums for insurance policies to a retail agent for payment over to us. These premiums are considered to have been paid and, in most cases, the client will no longer be liable to us for those amounts, whether or not we actually receive the premiums from such retail agent. In accordance with industry practice, we will also make claims payments to these agents and under local law we are likely to be liable to our client if the agent does not forward the claim payment to the client. Consequently, we expect to assume a degree of credit risk associated with retail agents with respect to most of our insurance business. We expect to receive business from many retail agents and will not be able to determine the creditworthiness of all of them.

The availability of reinsurance that we intend to use to limit our exposure to risks may be limited, and counterparty credit and other risks associated with our reinsurance arrangements may result in losses that could adversely affect our financial condition and results of operations.

      To limit our risk of loss, we intend to use reinsurance. The availability and cost of reinsurance protection is subject to market conditions, which are beyond our control. Currently, there is a high level of demand for these arrangements, and we cannot assure you that we will be able to obtain, or in the future renew, adequate protection at cost-effective levels. We plan to retain liability under our reinsurance arrangements for all of the first $1 million of losses and 10% to 20% of the next $20 million to $30 million of losses under each of our property lines policies. We expect that we will utilize a similar structure with respect to our casualty lines policies, except we anticipate that we will only seek coverage for the first $6 million of losses per policy. We do not expect that we will write policies in our casualty lines with significant exposure above this amount.

      As a result of market conditions and other factors, we may not be able to successfully alleviate risk through reinsurance. Further, we expect to be subject to credit risk with respect to our reinsurance arrangements because the ceding of risk to reinsurers will not relieve us of our liability to the clients or companies we insure. Our failure to establish adequate reinsurance arrangements or the failure of our reinsurance arrangements to protect us from overly concentrated risk exposure could adversely affect our business, financial condition and results of operations.

The occurrence of severe catastrophic events may have a material adverse effect on us.

      We intend to underwrite property and casualty insurance which will cover catastrophic events. Therefore, we expect to have large aggregate exposures to natural and man-made disasters, such as hurricane, typhoon, windstorm, flood, earthquake, acts of war, acts of terrorism and political instability. We expect that our loss experience generally will include infrequent events of great severity. Although we may attempt to exclude losses from terrorism and other similar risks from some coverages we write, we may not be successful in doing so. The risks associated with natural and man-made disasters are inherently unpredictable, and it is difficult to predict the timing of such events with statistical certainty or estimate the amount of loss any given occurrence will generate. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. While we will attempt to limit our net exposure in any area and to any one catastrophe, we may not be able to do so. Therefore, the occurrence of losses from catastrophic events could have a material adverse effect on our results of operations and financial condition. These losses could adversely affect our net worth and reduce our stockholders’ equity and statutory surplus of our operating subsidiary (which is the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets, as determined under statutory accounting principles, or SAP). A decrease in statutory surplus would adversely affect our operating subsidiary’s ability to write new business. Increases in the values and geographic concentrations of insured property and the effects of inflation have resulted in increased severity of industry losses in recent years and we expect that those factors will increase the severity of catastrophe losses in the future.

The effects of emerging claim and coverage issues on our business are uncertain.

      As industry practices and legal, judicial, social and other environmental conditions change, unexpected issues related to claims and coverage may emerge with respect to various segments of our business. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, the effects of these changes may not become apparent until some time after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.

      Recent examples of emerging claims and coverage issues that could affect us include:

•	larger settlements and jury awards against professionals and corporate directors and officers covered by professional liability and directors’ and officers’ liability insurance; and

•	a growing trend of plaintiffs targeting property and casualty insurers in purported class action litigation relating to claims-handling, insurance sales practices and other practices related to the conduct of business in our industry.

      The effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict and could harm our business, financial condition and results of operations.

Our future insured losses may be greater than our future loss reserves, which would negatively impact our financial condition and results of operations.

      We expect that our success will depend upon our ability to assess accurately the risks associated with the businesses that we expect to insure. Significant periods of time often elapse between the occurrence of an insured loss, the reporting of the loss to an insurer and payment by the insurer of that loss. After we begin to write insurance business and to recognize liabilities for unpaid losses, we expect to establish reserves as balance sheet liabilities. These reserves are expected to represent estimates of amounts needed to pay reported losses and unreported losses and the related loss adjustment expense. Loss reserves are only an estimate of what an insurer anticipates the ultimate costs of claims to be and do not represent an exact calculation of liability. Estimating loss reserves is a difficult and complex process involving many variables and subjective judgments, particularly for recently formed companies, such as ours, that have no loss development experience. As part of our reserving process, we expect to review historical data as well as actuarial and statistical projections on the business we have underwritten and consider the impact of various factors such as:

•	trends in claim frequency and severity;

•	changes in operations;

•	emerging economic and social trends;

•	inflation; and

•	changes in the regulatory and litigation environments.

      This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method, however, for evaluating the impact of any specific factor on the adequacy of reserves, and actual results are likely to differ from original estimates. In addition, unforeseen losses, the type or magnitude of which we cannot predict, may emerge in the future. To the extent our loss reserves are insufficient to cover actual losses or loss adjustment expenses, we expect to have to add to these loss reserves and incur a charge to our earnings, which could have a material adverse effect on our financial condition, results of underwriting and cash flows.

Recent federal legislation may negatively affect the business opportunities we perceive are available to us in the market.

      The Terrorism Risk Insurance Act of 2002, or TRIA, was enacted by the U.S. Congress and became effective in November 2002 in response to the tightening of supply in some insurance markets resulting from, among other things, the terrorist attacks of September 11, 2001. TRIA will apply to the insurance written by us.

      TRIA requires some U.S. commercial property and casualty insurers, including us, to make available to their policyholders terrorism insurance coverage for certified acts of terrorism at the same limits and terms as are available for other coverages. Exclusions or sub-limit coverage for certified acts of terrorism may be established, but solely at the discretion of an insured. We are currently unable to predict the extent to which TRIA may affect the demand for our products, or the risks that may be available for them to consider underwriting. We may or may not offer such coverage in the future and if we do offer coverage we are unable to assure the adequacy of the premium we will charge to cover losses.

We expect that a significant amount of our invested assets will be subject to market volatility and we may be adversely affected by interest rate changes.

      We expect to invest the premiums we receive from customers and expect that our investment portfolio will initially consist of highly rated and liquid fixed income securities. The fair market value of these assets and the investment income from these assets will fluctuate depending on general economic and market conditions. Because we intend to classify substantially all of our invested assets as available for sale, changes in the market value of our securities will be reflected in our consolidated balance sheet. In addition, we expect that market fluctuations and market volatility will affect the value of our investment portfolio and could adversely affect our liquidity. Our investment results and, therefore, our financial condition may be impacted by changes in the business, financial condition or results of operations of the entities in which we invest, as well as changes in interest rates, government monetary policies, general economic conditions and overall market conditions.

      We expect that our investment portfolio will contain interest rate-sensitive instruments, such as bonds, which may be adversely affected by changes in interest rates. Because of the unpredictable nature of losses that may arise under insurance policies, we expect our liquidity needs will be substantial and may arise at any time. Increases in interest rates during periods when we sell investments to satisfy liquidity needs may result in losses. Changes in interest rates also could have an adverse effect on our investment income and results of operations and may expose us to prepayment risks on certain fixed income investments.

      Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Although we attempt to take measures to manage the risks of investing in a changing interest rate environment, we may not be able to mitigate interest rate sensitivity effectively. Our mitigation efforts include maintaining a high quality portfolio with a relatively short duration to reduce the effect of interest rate changes on book value.

Despite our mitigation efforts, a significant increase in interest rates could have a material adverse effect on our book value.

Our profitability may be adversely impacted by inflation.

      The effects of inflation could cause the severity of claims from catastrophes or other events to rise in the future. We expect that our reserve for losses and loss adjustment expenses will include assumptions about future payments for settlement of claims and claims handling expenses, such as medical treatments and litigation costs and the length of time claims are settled and paid. To the extent inflation causes these costs to increase above reserves established for these costs (particularly on liability coverages which often take many years to settle), we expect to be required to increase our loss reserves with a corresponding reduction in our net income in the period in which the deficiency is identified.

Our holding company structure and certain regulatory and other constraints affect our ability to pay dividends and make other payments.

      We are a holding company. As a result, we do not have, and expect to not have, any significant operations or assets other than our ownership of the shares of our subsidiary.

      We expect that dividends and other permitted distributions from our operating subsidiary will be our primary source of funds to pay dividends, if any, to stockholders and to meet ongoing cash requirements, including debt service payments and other expenses. The inability of our operating subsidiary to pay dividends in an amount sufficient to enable us to meet our cash requirements at the holding company level could have a material adverse effect on our operations.

      The ability of our operating subsidiary to pay dividends or make other distributions to stockholders will be subject to statutory and regulatory restrictions under Illinois law, including restrictions imposed as a matter of administrative policy, which are applicable generally to any insurance company in its state of domicile that limit such payments or distributions without prior approval by regulatory authorities.

      Illinois law provides that no dividend or other distribution may be declared or paid at any time except out of earned surplus, rather than contributed surplus. A dividend or other distribution may not be paid if the surplus of the domestic insurer is at an amount less than that required by Illinois law for the kind or kinds of business to be transacted by such insurer, or when payment of a dividend or other distribution by such insurer would reduce its surplus to less than such amount. Additionally, if insurance regulators determine that payment of a dividend or any other payments to an affiliate would, because of the financial condition of the paying insurance company or otherwise, be hazardous to such insurance company’s policyholders, the regulators may prohibit such payments that would otherwise be permitted without prior approval.

      Illinois law provides that a domestic insurer which is a member of a holding company system may not pay any extraordinary dividend nor make any other extraordinary distribution to its securityholders until 30 days after the Director has received notice of the declaration thereof and has not within such period disapproved the payment unless the Director approves such payment within the 30-day period. Illinois law defines an extraordinary dividend or distribution as “any dividend or distribution of cash or other property whose fair market value, together with that of other dividends or distributions, made within the period of 12 consecutive months ending on the date on which the proposed dividend is scheduled for payment or distribution exceeds the greater of: (a) 10% of the company’s surplus as regards policyholders as of the 31st day of December next preceding, or (b) the net income of the company for the 12-month period ending the 31st day of December next preceding, but does not include pro rata distributions of any class of the company’s own securities.” See “Regulation—Regulation of Dividends and Other Payments from Our Operating Subsidiary.”

We expect to be subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. If we do not comply with these regulations, we may be subject to penalties, including fines, suspensions and withdrawals of licenses, which may adversely affect our financial condition and results of operations.

      We expect to be subject to extensive governmental regulation and supervision. Most insurance regulations are designed to protect the interests of policyholders rather than stockholders and other investors. These regulations, generally administered by a department of insurance in each jurisdiction in which we expect to do business, relate to, among other things:

•	approval of policy forms and premium rates;

•	standards of solvency, including risk-based capital measurements;

•	licensing of insurers and their agents;

•	restrictions on the nature, quality and concentration of investments;

•	restrictions on the ability of our insurance company subsidiary to pay dividends to us;

•	restrictions on transactions between insurance company subsidiaries and their affiliates;

•	restrictions on the size of risks insurable under a single policy;

•	requiring certain methods of accounting;

•	periodic examinations of our operations and finances;

•	prescribing the form and content of records of financial condition required to be filed; and

•	requiring reserves for unearned premium, losses and other purposes.

      For example, our operating subsidiary is subject to minimum capital and surplus requirements imposed by the laws of the jurisdictions in which it is licensed to transact an insurance business. If our operating subsidiary does not maintain the required minimum capital and surplus of any jurisdiction in which it is licensed, it could be subject to regulatory action in such jurisdiction, including, but not limited to, the suspension or revocation of its license to transact an insurance business in such jurisdiction. No jurisdiction in which our operating subsidiary is licensed has minimum capital and surplus requirements in excess of $35 million for the lines of insurance for which our operating subsidiary is licensed. Additionally, if our operating subsidiary does not maintain the required minimum capital and surplus for Illinois, its state of domicile (which currently is $2.2 million), it could be placed into receivership in Illinois. Also, any new minimum capital and surplus requirements adopted in the future may require us to increase the capital and surplus of our operating subsidiary, which we may not be able to do. See “Regulation— Statutory Surplus and Capital.”

      The stock purchase agreement relating to our purchase of Potomac contemplates that at the time of the Acquisition, our operating subsidiary will possess the required minimum capital and surplus for it to transact an insurance business in each jurisdiction in which it is presently licensed. After the capital contribution to our operating subsidiary contemplated by the use of the proceeds of this offering, our operating subsidiary’s capital and surplus is expected to exceed $160 million.

      Insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives.

      In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. We intend to base some of our practices on our interpretations of regulations or practices that we believe are generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could adversely affect our ability to operate our business.

      In recent years, the state insurance regulatory framework in the United States has come under increased federal scrutiny, and some state legislators have considered or enacted laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. Moreover, the National Association of Insurance Commissioners, or NAIC, which is an association of the senior insurance regulatory officials of all 50 states and the District of Columbia, and state insurance regulators regularly reexamine existing laws and regulations, interpretations of existing laws and the development of new laws, which may be more restrictive or may result in higher costs to us than current statutory requirements.

Risks Related to the Offering

We have arbitrarily determined the offering price for our shares.

      We are a newly formed entity and will not write any insurance before this offering closes. As a result of our lack of operating history, we and the representative of the underwriters have not been able to set the offering price with reference to historical measures of our performance. In addition, there is currently no trading market for our shares. As a result of these factors, we and the representative of the underwriters have arbitrarily determined the offering price, and it bears no relationship to our assets, earnings book value, net worth or other economic or recognized criteria of value. The offering price is not an indication of, and is not based upon, our actual value and should in no event be regarded as an indicator of any future price of our shares, which could be significantly lower than the offering price.

A market for our shares may never develop.

      Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with the representative of the underwriters and may not bear any relationship to the market price at which it will trade after this offering or to any other established criteria of our value. It is possible that in some future quarter our operating results may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock may fall.

The price of our shares of common stock may be volatile.

      The trading price of shares of our common stock following this offering may fluctuate substantially. The price of the shares of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in shares of our common stock. Those factors that could cause fluctuations include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of insurers;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	general economic conditions and trends;

•	losses in our insured portfolio;

•	sales of large blocks of shares of our common stock; or

•	departures of key personnel.

Our results of operations and revenues may fluctuate as a result of many factors, including cyclical changes in the insurance industry, which may cause the price of our shares to decline.

      The results of operations of companies in the insurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

•	the differences between actual and expected losses that we cannot reasonably anticipate using historical loss data and other identifiable factors at the time we price our products;

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks, or court grants of large awards for particular damages;

•	changes in the amount of loss reserves resulting from new types of claims and new or changing judicial interpretations relating to the scope of insurers’ liabilities; and

•	fluctuations in equity markets, interest rates, credit risk and foreign currency exposure, inflationary pressures and other changes in the investment environment, which affect returns on invested assets and may impact the ultimate payout of losses.

      In addition, the demand for the types of insurance we will offer can vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases, causing our revenues to fluctuate. These fluctuations in results of operations and revenues may cause the price of our securities to be volatile.

Purchasers in this offering will suffer immediate dilution.

      If you purchase shares of common stock in this offering, the value of your shares based upon our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as “dilution.” Based upon the net tangible book value of our common stock, your shares will be worth $1.71 less per share than the price you would pay in the offering ($1.59 per share if the over-allotment option is exercised in full). In addition, if we raise additional funding by issuing more equity securities, the newly issued shares will further dilute your percentage ownership of our shares and also may reduce the value of your equity.

If a substantial number of our shares of common stock become available for sale and are sold in a short period of time, the market price of our shares of common stock could decline.

      If our existing shareholders sell substantial amounts of our shares of common stock in the public market following this offering, the market price of our shares of common stock could decrease significantly. The perception in the public market that our existing shareholders might sell our shares of common stock could also depress our market price. We will also grant options to directors and employees to purchase approximately 1,527,000 shares at the completion of this offering. We have granted warrants with an exercise price of $0.01 per share that will be issuable and immediately exercisable after the completion of this offering for 391,007 shares, which number of underlying shares of our common stock are included for purposes of this prospectus in the number of shares outstanding after completion of this offering. Upon completion of this offering we will have 20,724,781 of our shares of common stock outstanding, assuming no exercise of the over-allotment option. Our principal shareholders will be subject to agreements with the underwriters that restrict their ability to transfer their shares for a period of 180 days from the date of this prospectus, subject to a few exceptions.

After all of these agreements expire, an aggregate of 258,411 additional shares will be eligible for sale in the public market. However, the underwriters may waive these restrictions and allow these shareholders to sell their shares at any time. The market price of our shares of common stock may drop significantly when the restrictions on resale by our existing shareholders lapse. A decline in the price of shares of common stock might impede our ability to raise capital through the issuance of additional of our shares of common stock or other equity securities.

We do not currently intend to pay dividends to our stockholders and any determination to pay dividends in the future will be at the discretion of our board of directors.

      We currently intend to retain any profits to provide capacity to write insurance and to accumulate reserves and surplus for the payment of claims. As a result, our board of directors currently does not intend to declare dividends or make any other distributions to our stockholders. Our board of directors plans to periodically reevaluate our dividend policy. Any determination to pay dividends to our stockholders in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition and other factors deemed relevant by our board of directors. Consequently, it is uncertain when, if ever, we will declare dividends to our stockholders. If no dividends are paid, investors will only obtain a return on their investment if the value of our shares of common stock appreciates.

Provisions in our certificate of incorporation and bylaws and under Delaware law could prevent or delay transactions that stockholders may favor and entrench current management.

      We are incorporated in Delaware. Our certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable, including a provision that authorizes our board of directors to issue preferred stock with such voting rights, dividend rates, liquidation, redemption, conversion and other rights as our board of directors may fix and without further stockholder action. The issuance of preferred stock with voting rights could make it more difficult for a third party to acquire a majority of our outstanding voting stock. This can frustrate a change in the composition of our board of directors, which could result in entrenchment of current management. Takeover attempts generally include offering stockholders a premium for their stock. Therefore, preventing a takeover attempt may cause you to lose an opportunity to sell your shares at a premium. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

      Delaware law also prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. This provision may prevent changes in our management or corporate structure. Also, under applicable Delaware law, our board of directors is permitted to and may adopt additional anti-takeover measures in the future.

      Delaware law provides that no person shall enter into an agreement to merge with or acquire control of any person controlling a domestic insurer (including an insurance holding company) unless, at the time any such agreement is entered into, the agreement or acquisition has been approved by the Commissioner of the Delaware Department of Insurance. Control is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of any other person.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that involve risks and uncertainties. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “target,” “should,” “would,” “could,” or “may,” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Because we have no operating history, most of the statements relating to us and our business, including statements relating to our competitive strengths and business strategies, are forward-looking statements.

      All forward-looking statements address matters that involve risks and uncertainties. There are important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under “Risk Factors,” including the following:

•	our lack of any operating history and the outcome of our efforts to complete the process of making necessary rate and form filings;

•	the risk that we may not be able to implement our business strategy;

•	the results of the efforts of our Partner Agents to transition program business from prior carriers to us;

•	the risk that we may be subject to losses as a result of the Acquisition in the event of the failure to pay by our reinsurer;

•	the risk that a delay or other problem in the implementation of our centralized technology system could have a material adverse effect on our business plan;

•	the ineffectiveness or obsolescence of our planned business strategy due to changes in current or future market conditions;

•	changes in laws applicable to us, our brokers or our customers;

•	changes in the availability, cost or quality of reinsurance;

•	actual results, changes in market conditions, the occurrence of catastrophic losses and other factors outside our control that may require us to alter our anticipated methods of conducting our business, such as the nature, amount and types of risk we assume and the terms and limits of the products we intend to write;

•	our ability to hire, retain and integrate our management team, other personnel and service providers as well as develop and maintain cost-effective outsourcing arrangements;

•	changes in rating agency policies or practices;

•	changes in accounting policies or practices; and

•	changes in general economic conditions, including inflation, interest rates and other factors.

      This list of factors is not exhaustive and should be read with the other cautionary statements that are included in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

      Market data forecasts used in this prospectus have been obtained from independent industry sources as well as from research reports prepared for other purposes. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties applicable to the other forward-looking statements in this prospectus.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of the shares of common stock in this offering by us will be approximately $203.1 million, assuming an initial public offering price of $11.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. If the over-allotment option is exercised in full, we estimate that we will receive additional net proceeds of approximately $30.7 million.

      We expect to use approximately $53 million of our net proceeds for the Acquisition and approximately $1.5 million of our net proceeds to repay the loan from SAIL included in the outstanding senior indebtedness incurred to finance certain start-up expenses which accrues interest at 12% per year and will mature upon the consummation of this offering.

      We expect to use most of the remaining proceeds to make capital contributions to our operating subsidiary, so that these contributions, together with the statutory capital and surplus resulting from the Acquisition, will equal approximately $180 million. In addition, we expect to retain approximately $10 million of the proceeds to pay our corporate expenses.

      We will have broad discretion over the manner in which we apply the remaining net proceeds. Currently, other than the Acquisition, we do not have any acquisitions or investments pending. During the initial six to nine months after the completion of this offering as we commence our operations and hire underwriting officers, underwriters, claim adjusters and other personnel, we will have limited operating income. Consequently, a portion of the net proceeds allocated to our subsidiary will be used to fund the costs required to commence our operations, including costs incurred to establish offices in Chicago, develop new policy forms and rate schedules, and complete regulatory filings. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources” and “Business— The Acquisition.”

DIVIDEND POLICY

      Our board of directors currently does not intend to declare dividends or make any other distributions. Our board of directors plans to periodically reevaluate our dividend policy. Any determination to pay dividends in the future will be at the board’s discretion and will depend upon our results of operations, financial condition and other factors deemed relevant by our board of directors. As a holding company, we depend on future dividends and other permitted payments from our subsidiary to pay dividends to our stockholders. Our subsidiary’s ability to pay dividends, as well as our ability to pay dividends, is, and is expected to be, subject to regulatory, contractual, rating agency and other constraints. Risks relating to our holding company structure and its effect on our ability to receive and pay dividends are described under “Risk Factors— Risks Related to the Offering— We do not currently intend to pay dividends to our stockholders and any determination to pay dividends in the future will be at the discretion of our board of directors.”

CAPITALIZATION

      The following table sets forth our short-term debt and capitalization as of June 30, 2004:

•	on an actual basis;

•	on an adjusted basis to give effect to:

(1)	the issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses and application of proceeds as set forth in the “Use of Proceeds”;

(2)	the issuance to Friedman, Billings, Ramsey Group, Inc., or FBR, and our subordinated lenders of 207,940 and 47,622 shares, respectively, of our common stock as payment of outstanding principal and interest due and payable to such lenders on our short-term debt, including borrowings made subsequent to June 30, 2004 and interest through November 1, 2004;

(3)	the sale to our Partner Agents of 18,182 shares of our Class B Common Stock at the initial public offering price per share;

(4)	the exchange of certain warrants with an exercise price of $0.01 per share held by FBR and the subordinated lenders for warrants with an exercise price equal to the initial public offering price per share, less underwriting discount, and commissions, and;

(5)	the exercise of warrants issued to FBR, Standard American Insurance Limited, or SAIL, and Mr. Smith for 97,752, 283,480 and 9,775 shares, respectively, at an exercise price of $0.01 per share related to additional loans after June 30, 2004. See “Business— Our Model” and “Certain Transactions.”

(6)	the purchase by our executive officers of 78,202 shares of common stock at the initial public offering price, less underwriting discounts and commissions per share, for an aggregate price of $0.8 million. See “Certain Transactions— Transactions with our Executive Officers.”

      The “As Adjusted” column below does not reflect stock options and warrants that are exercisable at an exercise price equal to the initial public offering price per share, less underwriting discounts and commissions.

      This table should be read in conjunction with the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Specialty Underwriters’ Alliance, Inc.” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2004

	Actual	As Adjusted

	(in thousands, except for share
	and per share amounts)
Debt	$1,900	$—

Stockholders’ equity
Common shares, $0.01 par value per share: 75,000,000 shares authorized and 10 shares issued and outstanding, actual, and 75,000,000 shares authorized and 20,724,781 shares issued and outstanding, as adjusted	—	207
Class B common stock, $0.01 par value per share: 2,000,000 shares authorized and no shares issued and outstanding, actual, and 2,000,000 shares authorized and 18,182 shares issued and outstanding, as adjusted	—	—
Preferred shares, $0.01 par value per share: 1,000,000 shares authorized; no shares issued and outstanding historical and as adjusted	—	—
Additional paid-in capital	—	210,508
Accumulated deficit	(8,020)	(7,315)

Total stockholders’ equity	$(8,020)	$203,400

Total capitalization	$(6,120)	$203,400

Book value per common share – basic	$(801,995.90)	$9.81

Book value per common share – diluted	$(801,995.90)	$9.81

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the offering price per share of our common stock and our net tangible book value per share after the offering. The net tangible book value of our common stock as of June 30, 2004 was a deficit of $8.0 million, or $(20.50) per share of common stock, as adjusted to include the effect of the issuance of 391,007 shares upon the exercise of warrants to purchase shares at $0.01 per share in connection with this offering. Net tangible book value per share on an as adjusted basis is equal to our total assets less intangible assets and less total liabilities, divided by the number of shares of our common stock deemed outstanding after the offering, assuming conversion of shares of our Class B common stock. Assuming that we sell the 20,000,000 shares offered by this prospectus at an offering price of $11.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, and complete the Acquisition, our net tangible book value would have been $192.7 million, or $9.29 per share. This represents an immediate increase in net tangible book value of $29.79 per share to existing stockholders and an immediate dilution in adjusted net tangible book value of $1.71 per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed offering price per share		$11.00

Net tangible book value per share as adjusted as of June 30, 2004.	$(20.50)

Increase per share attributable to this offering and other transactions	30.31
Net tangible book value per share on an as adjusted basis after this offering	9.81

Decrease per share attributable to intangible assets relating to the acquisition of Potomac	(0.52)

Net tangible book value per share following the offering		9.29

Dilution per share to new investors		$1.71

      The following table shows at June 30, 2004, on an as adjusted basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders for their common stock and by new investors purchasing common stock in this offering:

	Shares Purchased			Net Proceeds

Existing Shareholders	391,017	(1)	1.9%	$3,920	0.0%
New Investors	20,351,946	(2)	98.1%	223,614,381	100.0%

	20,742,963		100.0%	$223,618,301	100.0%

(1)	Includes all shares of common stock deemed outstanding after this offering, including shares to be issued upon the exercise of warrants to purchase shares at $0.01 per share.

(2)	Includes shares of our common stock purchased in this offering, as well as shares of our Class B Common Stock being purchased by our Partner Agents, shares of common stock being purchased by our executive officers, and shares issued in repayment of indebtedness, all concurrently with this offering.

      If the over-allotment option is exercised in full, dilution to new investors would be $1.59 per share and the number of shares held by new investors will increase to 23,351,946 shares, or 98.4% of the total number of shares of common stock outstanding after this offering.

SELECTED FINANCIAL INFORMATION OF SPECIALTY UNDERWRITERS’ ALLIANCE, INC.

      This section presents our selected financial information. You should read carefully the financial statements included in this prospectus, including the notes to the financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Specialty Underwriters’ Alliance, Inc.” The selected financial information in this section is not intended to replace the financial statements.

      The selected financial information as of December 31, 2003 and for the period from April 3, 2003 (Date of Inception) to December 31, 2003 is derived from our audited financial statements included elsewhere in this offering. The selected financial information as of June 30, 2004 and for the six months ended June 30, 2004 is derived from our audited financial statements included elsewhere in this offering.

      These historical results are not indicative of the results expected for any future period. The results for the six months ended June 30, 2004 are not indicative of the results to be expected for the full year.

		From April 3, 2003
	Six Months	(Date of
	Ended	Inception) to
	June 30, 2004	December 31, 2003

	(in thousands)
Statement of Operations Data:
Revenues	$—	$—
Total expenses	7,442	578
Net loss	(7,442)	(578)

	As of	As of
	June 30, 2004	December 31, 2003

Balance Sheet Data:
Cash	$31	$200
Total assets	1,473	4,940
Total liabilities	9,493	5,518
Total shareholder’s equity	(8,020)	(578)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SPECIALTY UNDERWRITERS’
ALLIANCE, INC.

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements and related notes contained in this prospectus and the information set forth under “Capitalization.” Much of the information contained in this discussion and analysis includes forward-looking statements that involve risks and uncertainties. Many factors will cause our actual results to differ materially from those anticipated or implied by these forward-looking statements including, but not limited to, those discussed in “Risk Factors.” You should read the information under “Risk Factors” for information about material risks and uncertainties that affect our business, as well as “Forward-Looking Statements.”

The Company

General

      We were formed on April 3, 2003 for the purpose of achieving attractive returns in the specialty program commercial property and casualty insurance business by using an innovative business model. Specialty programs typically serve niche groups of insureds that require highly specialized knowledge of a business class to achieve underwriting profits. This segment has traditionally been underserved by most standard commercial property and casualty insurers, due to the complex business knowledge and the investment required to achieve attractive underwriting profits. Competition in this segment is based primarily on client service, availability of insurance capacity, specialized policy forms, efficient claims handling and other value-based considerations, rather than price.

      We have not commenced substantive operations. During the periods from April 3, 2003 to December 31, 2003 and from January 1, 2004 to June 30, 2004, we incurred costs related to this offering and initial start-up costs for infrastructure required to commence insurance operations generating an accumulated deficit of $8.0 million. Among these activities, we engaged Guy Carpenter to assist us in our business selection process of Partner Agents, we contracted with SSC to assist us in reviewing the business of those agents and developing underwriting and pricing guidelines, we began the development of our key business processing systems with vendors and consultants, and we began work on the development of our offering documents together with our underwriter and legal counsel. We must complete our acquisition of Potomac, which we expect to do concurrently with the completion of this offering, to be in a position to conduct our intended business activities. The terms of the Acquisition are described further in “Business— The Acquisition.” Upon completion of this offering and closing of the Acquisition, we plan to commence writing insurance utilizing the core group of Partner Agents currently assembled. Because we are unlikely to seek to or obtain cancellations of existing policies produced by our Partner Agents prior to the end of their terms, we will seek to transition policies over a 12-month period following the commencement of our insurance operations. Additionally, we must hire other key employees, establish operating procedures, obtain facilities and implement new systems during the remainder of 2004 in order to implement our business strategy. As of June 30, 2004, we had not underwritten any insurance business and we do not intend to underwrite any business prior to the completion of this offering. As a result, we will have no revenue and all of our expenditures to date have been funded by borrowings from our senior and subordinated lenders. Outstanding commitments and future expenditures cannot be met until this offering is completed.

      Our business model stresses a “partnership” relationship with Partner Agents designed to better serve the specialty program commercial property and casualty insurance marketplace by addressing the typical misalignment of interests between agent and carrier. Partner Agents will receive up-front commissions capable of covering their costs and meaningful underwriting profit-based commissions payable over several years as compensation for writing business for us. As a result of these commission arrangements, a substantial amount of our commission expenses will be variable and will depend on the underwriting profits of the business.

Revenues

      We expect to derive the majority of our revenues from net earned premiums from policies written by our insurance operations and investment income from our investment portfolios. The amount of our insurance premiums written will depend on the number and type of policies we write, as well as prevailing market prices. We will strive to focus on the profitability over time of our blocks of policies rather than amount of premiums. As a result, the volume of premiums written may not be indicative of our ultimate expected profitability.

      Our investment income will depend on the amount of invested assets in our investment portfolios and the yield that we earn on those invested assets. Our investment yield is a function of market interest rates and the credit quality and maturity period of our invested assets. Although we expect our investment portfolio to principally include fixed-income securities, as of June 30, 2004 our limited amount of invested assets was comprised entirely of cash. In addition, we could realize capital gains or losses on sales of investments as a result of changing market conditions, including changes in market interest rates and changes in the credit quality of our invested assets.

Expenses

      We expect that our expenses will consist primarily of loss and loss adjustment expenses, policy acquisition expenses and general and administrative expenses.

      Loss and loss adjustment expenses (“LAE”) will depend on the number and type of insurance contracts we write and will reflect our best estimate of ultimate losses and loss adjustment expenses we expect to incur on each contract written using various actuarial analyses. Actual loss and loss adjustment expenses will depend on actual costs to settle insurance claims. Our ability to accurately estimate ultimate loss and loss adjustment expense at the time of pricing each insurance contract will be a critical factor in determining our profitability.

      Policy acquisition expenses are expected to consist principally of up-front commissions, fees, brokerage and tax expenses that are directly related to obtaining and writing insurance contracts. Typically, policy acquisition expenses are based on a certain percentage of the premiums written on contracts of insurance. Since our commission expense will include meaningful underwriting profit-based commission accruals, as well as up-front commissions, our commission expense is likely to be higher in periods of greater profitability and lower in periods with poorer underwriting results. We expect that these expenses will be a function of the number and type of insurance contracts written.

      General and administrative expenses will consist primarily of personnel expenses, payments to providers of outsourced services, professional fees and other operating overhead. We expect to use various third party service providers as necessary to administer and manage the insurance business that we underwrite. Additionally, from time to time we engage legal, accounting, tax and financial advisors. General and administrative expenses are a function of the development of our business, including the growth in personnel and the overall volume of insurance contracts written.

      We plan to outsource most of our administrative services primarily to a third-party services provider. See “Business—Outsourcing Arrangements.” Pursuant to these arrangements, we will pay a fixed payment together with additional amounts based on other factors. As a result, our administrative expenses generally will vary with the volume of our business as well as the other factors.

Results of Operations from April 3, 2003 (Inception) to December 31, 2003 and from January 1, 2004 to June 30, 2004

      We were formed April 3, 2003 and have not commenced substantive operations. Therefore, our results of operations from April 3, 2003 to December 31, 2003 are not representative of the actual results that we expect to achieve in future periods as we develop our core business lines relating to insurance. We did not write any insurance business during the period from the date of our inception to December 31, 2003. As a result, we did not record any earned premiums, incurred loss and loss adjustment expenses or policy acquisition costs as of December 31, 2003.

      For the period from April 3, 2003 to December 31, 2003, we reported a net loss of $0.6 million as a result of initial start-up costs while not recording any revenues. Total expenses of $0.6 million were primarily comprised of $0.2 million in service company fees, $0.2 million in financing costs, $0.1 million in legal expenses and $0.1 million in miscellaneous expenses.

      For the period from January 1, 2004 to June 30, 2004, we reported a net loss of $7.4 million as a result of initial start-up costs while not recording any revenues. Total expenses of $7.4 million were primarily comprised of $4.7 million in financing costs (principally non-cash charges related to the amortization of debt issue costs arising from the issuance of warrants to our lenders), $1.8 million in consulting fees and $0.5 million in legal expenses.

Liquidity and Capital Resources

      We are organized as a Delaware holding company and, as such, have no direct operations of our own. Our assets are expected to consist primarily of investments in our subsidiary, through which we will conduct substantially all of our insurance operations.

      As a holding company, we will have continuing funding needs for general corporate expenses, the payment of principal and interest on future borrowings, if any, taxes and the payment of other obligations. Funds to meet these obligations are expected to come primarily from dividends, interest and other statutorily permissible payments from our operating subsidiary. The ability of our operating subsidiary to make these payments will be limited by the applicable laws and regulations of the domicile of the operating subsidiary. There will be restrictions on the payment of dividends by our insurance subsidiary to us, which are described in more detail in “Regulation.”

Liquidity Requirements

      Our principal consolidated cash requirements are expected to be the servicing of future borrowing arrangements, if any, the acquisition of and investment in operating subsidiaries, expenses to develop and implement our business strategy, capital expenditures, premiums ceded, losses and loss adjustment expenses, commissions, policy administration expenses, taxes and other operating expenses. The potential for a large claim under one of our insurance contracts means that we may need to make substantial and unpredictable payments within relatively short periods of time. We currently do not intend to declare dividends or make any other distributions to our stockholders. Our board of directors plans to periodically reevaluate our dividend policy. Our cash requirements also will include the payment of any future dividends to our stockholders if and when our board of directors determines to change our dividend policy.

      We expect to hire additional employees during the remainder of 2004. As a result, we anticipate that our cash requirements for the payment of salaries and benefits for these employees will increase in future periods as compared to the period from our inception through December 31, 2003 and compared to the period from January 1, 2004 to June 30, 2004.

      As of June 30, 2004, we have made capital expenditures of $0.2 million related to information systems. During the remainder of 2004, we intend to make capital expenditures, principally related to information systems and furniture and fixtures.

      In addition to these liquidity requirements, under the stock purchase agreement with OneBeacon we will be required to pay $10.5 million, plus the amount of Potomac’s statutory capital and surplus as of the closing date of the Acquisition.

Sources of Cash

      We expect the net proceeds from this offering to be approximately $203.1 million. We have received commitments from three Partner Agents to purchase over time shares of our Class B common stock for an aggregate purchase price of $3.0 million, at a price equal to the market price of our common stock on the respective date of the purchase. The Partner Agents will pay $200,000 concurrently with the closing of this offering to purchase shares of Class B common stock at a price equal to the initial public offering price in this offering. The remaining shares are to be purchased by such Partner Agents over a maximum of 24 months from the completion of this offering. In addition, we expect to raise $0.8 million from the sale of shares of common stock to certain executive officers.

      We expect to use most of the proceeds to make capital contributions to our operating subsidiary, so that these contributions, together with the statutory capital and surplus resulting from the Acquisition, will equal approximately $180 million. In addition, we will retain a portion of the proceeds to pay our corporate expenses and for other corporate purposes.

      Prior to completing this offering, our sole source of cash is term loans. We have entered into a short-term senior loan agreement with FBR, an affiliate of Friedman, Billings, Ramsey & Co., Inc. and SAIL. Under this loan agreement, the senior lenders agreed to provide term loans of a maximum of $3.5 million at an interest rate of 12% per year. In connection with this facility, we also agreed to issue warrants to acquire our common stock to the senior lenders. See “Certain Transactions— Transactions with Friedman, Billings, Ramsey Group, Inc. and Standard American Insurance Limited.” As of June 30, 2004, the outstanding principal balance of the loans under these agreements was $1.5 million. As payment of outstanding principal and interest due and payable to the senior lenders, we will deliver to FBR at the completion of this offering such number of shares of our common stock as could be purchased at the initial public offering price less underwriting discounts and commissions, for the aggregate amount outstanding under the senior loan agreement, and we will repay our obligations to SAIL in cash. See “Certain Transactions.” At such time, the senior lenders’ commitment to provide additional loans under the loan agreement will terminate.

      We also have entered into a short-term subordinated loan agreement with members of management, as subordinated lenders. Under the loan agreement, the subordinated lenders agreed to provide term loans of a maximum of $0.5 million at an interest at a rate of 12% per year. As of June 30, 2004, the aggregate outstanding principal balance of the loans under this agreement was $0.4 million. As payment of outstanding principal and interest due and payable to the subordinated lenders, we will deliver to the subordinated lenders at the completion of this offering such number of shares of our common stock as could be purchased at the initial public offering price less underwriting discounts and commissions, for the aggregate amount outstanding under the subordinated loan agreement. See “Certain Transactions.” At such time, the subordinated lenders’ commitment to provide additional loans under the loan agreement will terminate. The proceeds of the loans are being used to pay our operating expenses and pay some of our offering expenses.

      As a result of the issuance of shares of common stock to discharge the loans from the senior and subordinated lenders, we do not expect to have any borrowings outstanding as of the completion of this offering. We have no current plans to engage in significant borrowings after this offering.

      We expect our future sources of funds will consist of net premiums written, reinsurance ceding commissions and recoveries, investment income and proceeds from sales and redemptions of investment assets.

      Following completion of this offering, we may raise additional funds from time to time. For example, we have entered into a letter agreement with a prospective investor pursuant to which we would sell, subject to a number of conditions (including acceptance of such securities by the purchaser), $25 million of trust preferred securities with a maturity of 30 years, or other securities acceptable to such investor, prior to December 31, 2004. Such securities would bear interest at a floating rate based on the three-month London Interbank Offered Rate, or LIBOR, plus a margin, as adjusted from time to time. The securities would be redeemable at our option after a five-year no-call period. However, there can be no assurance that we will issue such securities on or prior to such time.

      For the period commencing April 3, 2003 (inception) and ending December 31, 2003, our overall increase in cash was $0.2 million. Cash was provided by borrowing from the term loans of $0.7 million. Net cash used by operating activities during the period from April 3, 2003 to December 31, 2003 totaled $0.5 million and was primarily related to costs incurred for this offering and our initial start-up costs.

      For the period from January 1, 2004 to June 30, 2004, our decrease in cash was $0.2 million. Cash was provided from increases in borrowing from term loans of $1.2 million. Net cash used by operating and investment activities during the period from January 1, 2004 to June 30, 2004 totaled $1.4 million and was primarily related to costs incurred for this offering, our initial start-up costs and a non-refundable deposit relating to our acquisition of Potomac.

      We have no off-balance sheet arrangements or transactions with unconsolidated, special purpose entities.

Adequacy of Capital

      While insurance regulation differs by location, each jurisdiction requires that minimum levels of capital be maintained in order to write new insurance business. Factors that affect capital requirements generally include premium volume, the extent and nature of loss and loss adjustment expense reserves, the type and form of insurance business underwritten and the availability of reinsurance protection from adequately rated reinsurers on terms that are acceptable to us.

      Insurers are required to maintain certain minimum levels of capital and risk-based capital, the calculation of which includes numerous factors as specified by the respective insurance regulatory authorities and the related insurance regulations. We will capitalize our insurance operations in excess of the minimum regulatory requirements so that we may maintain adequate financial ratings. Generally, a higher financial rating creates a higher demand for insurance products. A higher financial rating will enable us to both write more business and be more selective in the business we underwrite. Accordingly, allocation of capital sufficient to achieve business objectives is a critical aspect of any insurance organization, particularly a start-up insurance operation such as ours.

      We believe that the proceeds of the offering should be sufficient to execute our business strategy for at least the next 12 months. We may need to raise additional funds to further expand our business strategy, enter new business lines, manage our expected growth or to deal with higher than expected expenses or poorer than expected results.

      If we cannot maintain or obtain adequate capital to manage our business strategy and expected growth targets, our business, results of operations and financial condition may be adversely affected.

Critical Accounting Policies

      Our significant accounting policies, as of December 31, 2003 and June 30, 2004, are described in the notes to our financial statements.

      After we begin our insurance operations, we expect that our financial statements will contain certain amounts that are inherently subjective in nature and require management to make certain judgments and assumptions in the application of accounting policies used to determine those amounts reported in the financial statements. The use of different assumptions could produce materially different estimates of the reported amounts. In addition, if factors such as those described in “Risk Factors” of this prospectus cause actual events to differ materially from management’s assumptions used in applying the relevant accounting policy, there could be a material adverse effect on our results of operations and financial condition and liquidity.

      We believe the following critical accounting policies will affect significant estimates used in the preparation of the financial statements after completion of this offering.

Premium Income

      Net premiums written will consist of direct premiums written less ceded premiums. The components of net premiums written will be recognized as revenue over the period that coverage is provided. When premium rates increase, the effect of those increases will not immediately affect earned premium. Rather, those increases will be recognized ratably over the period of coverage. Unearned premiums and prepaid reinsurance premiums, which are recorded on the balance sheets, will represent that portion of premiums written that are applicable to the unexpired terms of policies in force.

Investments

      We plan to classify all fixed maturity investment securities upon acquisition as held-to-maturity, trading or available-for-sale securities. Investments in held-to-maturity fixed maturities will be recorded at amortized cost. Available-for-sale fixed maturities, trading fixed maturities and equity securities will be reported at fair value. Short-term investments will be recorded at cost.

      We plan to use quoted market prices in determining the fair value of fixed maturities, equity securities and short-term investments in most cases. Where quoted market prices are unavailable, we expect to base the estimate on recent trading. Unrealized appreciation or depreciation of available-for-sale investments carried at fair value will be excluded from net income and credited or charged, net of applicable deferred income taxes, directly to accumulated other comprehensive income, a separate component of stockholders’ equity. The change in unrealized appreciation or depreciation during the year will be reported as a component of other comprehensive income (loss).

      We plan to continually monitor the difference between our cost basis and the estimated fair value of our investments. Our accounting policy for impairment recognition for fixed maturities will require other-than-temporary impairment charges to be recorded when we determine that it is probable we will be unable to collect all amounts due according to the contractual terms of the investment. Impairment charges on investments should be recorded based on the fair value of the investments at the balance sheet date, and will be included in net realized gains and losses. Factors considered in evaluating whether a decline in value is other than temporary will include: the length of time and the extent to which the fair value has been less than cost; the financial conditions and near-term prospects of the issuer; and our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery.

Deferred Policy Acquisition Costs

      We will establish an asset for deferred policy acquisition costs such as up-front commissions, premium taxes and other variable costs incurred in connection with writing our property and casualty lines of business. Deferred policy acquisition costs will be amortized over the period of coverage of the policies written. We will assess the recoverability of deferred policy acquisition costs on a quarterly basis. We will not consider anticipated investment income in determining the recoverability of these costs. The loss and loss adjustment expense ratio we use to estimate the recoverability of deferred costs is expected to be based primarily on the assumption that the future loss and loss adjustment expense ratio will include consideration of the recent experience. Such adjustments will be recorded through operations in the period identified. Actual results could differ materially from such estimates, requiring future adjustments to the recorded deferred policy acquisition cost asset.

Intangible Assets

      We expect to record an indefinite-life intangible asset for the value of insurance licenses acquired in connection with the Acquisition based on the excess of cost over the value of net tangible assets of acquired businesses. If classified as goodwill or indefinite-lived intangible assets, these assets will not be subject to amortization. If the aggregate fair value of insurance licenses declines to an amount less than their book value, an impairment would be recorded as a realized loss for the excess of book value over fair value. Intangible assets which have a finite useful life will be subject to amortization. We expect that the allocation of intangible assets between these classifications and the determination of estimated useful lives generally will be based on valuations received from qualified independent appraisers. The calculations of these amounts are expected to be based on estimates and assumptions using historical and pro forma data and recognized valuation methods. The use of different estimates or assumptions could produce different results.

      While goodwill and indefinite-lived intangible assets are not amortized, they will be subject to periodic reviews for impairment (at least annually or more frequently if impairment indicators arise). We plan to review for impairment periodically and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. The determinations of impairment indicators and fair value are expected to be based on estimates and assumptions related to the amount and timing of future cash flows and future interest rates. The use of different estimates or assumptions could produce different results.

Losses, Claims and Settlement Expenses

      Our most significant estimates will likely relate to our reserves for property and casualty losses and loss adjustment expenses. We will be required to establish reserves for the estimated total unpaid cost of losses and loss adjustment expenses for events that have already occurred. These reserves should reflect our best estimates of the total cost of claims that were reported to us, but not yet paid, referred to as Case Reserves, and the cost of claims “incurred but not yet reported” to us, or IBNR, referred to as IBNR Reserves.

      The estimate of these reserves is subjective and complex and will require us to make estimates about the future payout of claims, which is inherently uncertain. When we establish and adjust reserves, we will do so based on our knowledge of the circumstances and facts of claims. Upon notice of a claim, we will establish a Case Reserve for losses based on the claims information reported to us at that time. Subsequently, we will conduct an investigation of each reported claim, which will allow us to more fully understand the factors contributing to the loss and our potential exposure. This investigation may extend over a long period of time. As our investigations of claims develop and as our claims personnel identify trends in claims activity, we plan to refine and adjust our estimates of Case Reserves. When we establish reserves, we plan to do so based on our knowledge of the circumstances and claim facts. We plan to continually review our reserves, and as experience develops and additional information becomes known, we will adjust the reserves. Such adjustments should be recorded through operations in the period identified. To evaluate and refine our overall reserving process, we will track and monitor all claims until they are settled and paid in full and all salvage and subrogation claims are resolved.

      For IBNR losses, we will estimate the amount of reserves for each line of business on the basis of historical and statistical information. We plan to consider historical patterns of paid and reported claims, industry data and the probable number and nature of losses arising from claims that have occurred but have not yet been reported for a given accident year.

      To establish loss and loss adjustment expense reserves, we will need to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in our financial statements. Actual results could differ materially from those estimates.

      We plan to engage an independent actuary to render opinions as to the adequacy of the statutory reserves we establish. We will need to file the actuarial opinions in those states where we are licensed. We do not expect material differences between our statutory reserves and those established under GAAP.

      The estimation of ceded reinsurance loss and loss adjustment expense reserves will be subject to the same factors as the estimation of insurance loss and loss adjustment expense reserves.

Deferred Income Taxes

      We may be required to establish a valuation allowance for the portion of any deferred tax asset that management believes may not be realized. The establishment and ongoing evaluation of a valuation allowance for deferred tax assets requires the use of judgment and estimates. Actual results could differ materially from those estimates.

Stock-Based Compensation

      We have elected to account for our stock options under Accounting Principles Board Opinion No. 25 in accounting for our stock option plan. Under Accounting Principles Board Opinion No. 25, no compensation expense is recognized for grants of options to employees and directors at an exercise price equal to or greater than the market price of the stock on the date of grant.

Quantitative and Qualitative Disclosures about Market Risk

      Market risk can be described as the risk of change in fair value of a financial instrument due to changes in interest rates, creditworthiness, foreign exchange rates or other factors. We will seek to mitigate that risk by a number of actions, as described below.

Effects of Inflation

      Inflation could have a significant effect on our results of operations in some situations. The effects of inflation could cause the severity of claims to increase in the future. Our estimates for losses and loss adjustment expenses will include assumptions, including those relating to inflation, about future payments for settlement of claims and claims handling expenses. To the extent inflation causes these costs to increase above our estimated reserves that will be established for these claims, we will be required to increase reserves for losses and loss adjustment expenses with a corresponding reduction in our earnings in the period in which the increase is identified. The actual effects of inflation on our results cannot be accurately determined until claims are ultimately settled.

Interest Rate Risk

      Our exposure to market risk for changes in interest rates will be concentrated in our investment portfolio. We expect that changes in investment values attributable to interest rate changes will be mitigated, however, by corresponding and partially offsetting changes in the economic value of our insurance reserves to the extent we have established such loss reserves. We will monitor this exposure through periodic reviews of our consolidated asset and liability positions. We will model and periodically review estimates of cash flows, as well as the impact of interest rate fluctuations relating to the investment portfolio and insurance reserves.

Credit Risk

      We expect our portfolio will include primarily fixed income securities and short-term investments, which will be subject to credit risk. This risk is defined as default or the potential loss in market value resulting from adverse changes in the borrower’s ability to repay the debt. In our risk management strategy and investment policy, we plan to earn competitive relative returns while investing in a diversified portfolio of securities of high credit quality issuers and to limit the amount of credit exposure to any one issuer.

      We also may have other receivable amounts subject to credit risk, including reinsurance recoverables from our reinsurers. To mitigate the risk of counterparties’ nonpayment of amounts due under these arrangements, we will establish business and financial standards for reinsurer approval, incorporating ratings by major rating agencies and considering then-current market information.

Outlook

      We expect to allocate most of the capital to our subsidiary based on our assessment of the level of capital that is prudent to support our expected levels of business, applicable regulatory requirements and discussions with insurance regulatory authorities and rating agencies.

      Based on our business model and anticipated capital, we currently have the following expectations for our business:

•	Reinsurance. We intend to cede less than 10% of our gross premiums to reinsurers under reinsurance treaties.

•	Operating leverage. We plan to target a net leverage ratio, as measured by net premiums written to statutory capital and surplus, of approximately 1.5 to 1.0. The actual net leverage ratio may vary from the target leverage ratio depending upon many factors that affect our rating with various organizations and capital adequacy requirements imposed by insurance regulatory authorities. These factors include but are not limited to the amount of statutory surplus, premium growth, quality and terms of reinsurance and line of business mix.

•	Underwriting. Our primary underwriting goal will be to achieve profitable results through targeted permissible loss ratios complemented by a relatively low expense ratio. We intend to target the pricing of our products to achieve a ratio of loss and loss adjustment expenses to net premiums earned of approximately 50% to 65% over time. In addition, we are targeting a ratio of underwriting expenses to net premiums earned of approximately 30% to 35%, after profit sharing commissions, over time.

•	Investment income. We expect our portfolio will include primarily fixed income securities and short-term investments. We plan to earn competitive relative returns while investing in a diversified portfolio of securities of high credit quality issuers and to limit the amount of credit exposure to any one issuer. As a result we expect to earn an investment yield that approximates three- to five-year duration indices of comparable quality.

•	Investment portfolio leverage. When we have fully deployed our capital, we plan to target an invested assets to equity ratio of approximately 2 to 1.

SELECTED FINANCIAL INFORMATION OF POTOMAC

      The selected statement of income data for each of the years ended December 31, 2003 and 2002, the seven months ended December 31, 2001 and the five months ended May 31, 2001, and the selected balance sheet data as of December 31, 2003 and 2002 are derived from the audited financial statements of Potomac, which have been prepared in accordance with GAAP and appear elsewhere in this prospectus. The selected statement of operations data for each of the years ended December 31, 2000 and 1999 and the selected balance sheet data as of December 31, 2001, 2000 and 1999 are derived from the unaudited financial statements of Potomac.

      The selected statement of income data for the six months ended June 30, 2004 and 2003 and the selected balance sheet data as of June 30, 2004 are derived from the unaudited interim financial statements of Potomac, which appear elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and, in Potomac’s opinion, include all adjustments that they consider necessary to fairly present their results of operations and financial condition for and as of the end of these periods.

      These historical results are not necessarily indicative of results to be expected for any future period. The results for the six months ended June 30, 2004 are not necessarily indicative of results to be expected for the full year.

      Potomac will be our predecessor for accounting purposes upon the closing of the Acquisition. We caution you that the financial information presented herein is neither comparable with nor representative of the actual results that we expect to achieve once we commence operations. Our actual results will differ materially from this summary financial information due to the reinsurance of existing in-force insurance business of Potomac to OneBeacon and because Potomac’s historical insurance business is not representative of the principal business we plan to write.

	Six Months Ended

	June 30, 2004	June 30, 2003

	(in thousands)
Statement of Income Data:
Earned insurance premiums	$—	$5,114
Net investment income	792	1,098
Net realized gains (losses)	(102)	(32)
Total revenues	690	6,180
Loss and loss adjustment expenses	—	3,415
Total expenses	—	4,999
Pre-tax income	690	1,181
Net income	448	768
Balance Sheet Data as of June 30, 2004:
Investments	$40,175
Cash and cash equivalents	48
Total assets	158,598
Total liabilities	116,033
Stockholder’s equity	42,565

      White Mountains Insurance Group, Ltd. or White Mountains, purchased Potomac as part of its acquisition of OneBeacon, on June 1, 2001. The selected balance sheet and statement of income data as of and for the five months ended May 31, 2001 and as of and for the years ended December 31, 2000 and 1999 reflect the financial position and results of operations of Potomac as included in OneBeacon’s historical financial statements during those periods. The remaining selected combined financial information represents the financial position and results of operations of Potomac based on White Mountains’ purchase accounting basis in Potomac. See Notes 1 and 3 of Potomac’s audited financial statements for further information.

Selected Historical Financial Data

	Twelve months ended				Twelve months ended

	December 31,	December 31,	Seven months ended	Five months ended	December 31,	December 31,
	2003	2002	December 31, 2001	May 31, 2001	2000	1999

	(in thousands)
Statement of Income Data:
Earned insurance premiums	$9,961	$13,518	$10,525	$1,250	$21,114	$18,683
Net investment income	2,128	1,580	946	1,077	3,973	3,620
Net realized gains (losses)	(466)	426	377	4,675	1,685	103
Total revenues	11,941	15,915	12,155	7,048	26,791	22,041
Loss and loss adjustment expenses	6,821	10,068	10,239	2,017	20,546	13,940
Total expenses	9,846	14,994	13,190	8,271	27,431	20,146
Pretax income (loss)	2,095	921	(1,035)	(1,223)	(640)	1,895
Net income (loss) before change in accounting principle	1,359	595	(576)	(732)	436	2,145
Net income (loss)	1,359	3,721	(576)	(732)	436	2,145
Balance Sheet Data (end of period):
Investments	$49,113	$30,087	$65,907	$16,319	$64,738	$61,766
Cash and cash equivalents	10,307	33,673	733	2,196	4,563	2,646
Total assets	204,355	246,255	335,751	334,312	392,017	383,695
Total liabilities	161,850	205,084	296,460	295,543	352,077	341,945
Total stockholder’s equity	42,505	41,171	39,291	38,769	39,940	41,750

      The following table includes the complete loss development history for Potomac on the basis of its direct gross loss and LAE reserves (see page 45 for a reconciliation of Potomac’s stated loss reserves to its direct gross loss reserves at December 31, 2003). Effective January 1, 2004, Potomac entered into a transfer and assumption agreement with its parent company, OneBeacon, which reinsured all its direct liabilities to OneBeacon. Therefore, effective January 1, 2004, Potomac has no net liabilities for unpaid losses and LAE. However, Potomac remains liable for its loss and LAE reserves generated from its direct business should OneBeacon be unable to honor its reinsurance obligation in the future. Those loss and LAE reserves, including IBNR, totalled $140,542 at December 31, 2003.

Potomac Insurance Company Of Illinois

Gross Direct Loss and LAE Reserves

	Years Ended December 31,

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

	(in thousands)
Liability for unpaid loss and LAE	$86,614	$83,862	$91,831	$115,880	$131,700	$160,244	$235,376	$297,408	$255,128	$176,069	$140,542
Cumulative paid as of:
1 Year later	35,809	38,313	37,000	53,647	62,659	81,545	98,963	86,980	76,958	58,815
2 Years later	58,677	57,668	61,051	84,611	108,284	128,261	163,656	159,584	134,008
3 Years later	71,293	71,448	77,409	112,193	131,940	163,498	220,344	213,116
4 Years later	79,629	80,957	95,415	124,855	151,753	191,357	261,115
5 Years later	85,261	92,790	103,816	135,029	166,365	212,314
6 Years later	93,593	99,866	109,322	143,667	176,712
7 Years later	100,060	102,876	114,002	148,722
8 Years later	101,872	105,354	116,673
9 Years later	103,253	106,752
10 Years later	104,029

Re-estimated liability as of:
End of Year	86,614	83,862	91,831	115,880	131,700	160,224	235,376	297,408	255,128	176,069	140,542
1 Year later	87,983	91,041	96,003	188,878	145,067	211,516	326,426	326,203	247,629	198,858
2 Years later	91,351	92,251	96,301	127,693	184,404	272,353	359,245	320,706	270,997
3 Years later	91,324	93,099	100,950	158,274	222,057	279,420	350,765	344,771
4 Years later	93,124	95,467	125,181	181,078	221,608	266,482	366,736
5 Years later	94,997	112,451	141,469	179,581	209,018	273,463
6 Years later	107,597	124,508	139,473	168,994	212,266
7 Years later	117,585	123,464	129,867	169,519
8 Years later	117,982	115,307	129,675
9 Years later	110,166	114,454
10 Years later	108,908
Redundancy (Deficiency)	(22,294)	(26,305)	(37,844)	(53,638)	(80,566)	(113,220)	(131,360)	(47,362)	(15,870)	(22,790)	0
% Redundancy (deficiency) reported as of:
1 Year later	(2)	(9)	(5)	(3)	(10)	(32)	(39)	(10)	3	(13)
2 Years later	(5)	(10)	(5)	(10)	(40)	(70)	(53)	(8)	(6)
3 Years later	(5)	(11)	(10)	(37)	(69)	(74)	(49)	(16)
4 Years later	(8)	(14)	(36)	(56)	(68)	(66)	(56)
5 Years later	(10)	(34)	(54)	(55)	(59)	(71)
6 Years later	(24)	(48)	(52)	(46)	(61)
7 Years later	(36)	(47)	(41)	(46)
8 Years later	(36)	(38)	(41)
9 Years later	(27)	(36)
10 Years later	(26)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF POTOMAC

      The following discussion and analysis should be read in conjunction with Potomac’s financial statements included elsewhere in this prospectus, as well as the information under the caption “Selected Financial Information of Potomac.” Much of the information contained in this discussion and analysis includes forward-looking statements that involve risks and uncertainties. Many factors will cause actual results to differ materially from those anticipated or implied by these forward-looking statements including, but not limited to, those discussed in “Risk Factors.” You should read the information under “Risk Factors” for information about material risks and uncertainties that affect our business, as well as “Forward-Looking Statements.”

Results of Operations

Six Months Ended June 30, 2004 versus Six Months Ended June 30, 2003

      Potomac’s pre-tax income for the first six months of 2004 was $0.7 million, compared to pre-tax income of $1.2 million for the six months of 2003. As of January 1, 2004, Potomac ceased its participation in the OneBeacon Amended and Restated Reinsurance (Pooling) Agreement (the “Pool”). As a result, net written premiums, net earned premiums, losses and underwriting expenses for the first six months of 2004 were $0 and, therefore, are not comparable with the six month period ended June 30, 2003.

      Potomac’s net investment income decreased by $0.3 million or 28% for the six months ended June 30, 2004 primarily due to the continued run-off of loss reserves in the latter part of 2003, as well as reduced interest rates. Net realized losses increased by $0.1 in the same period.

Year Ended December 31, 2003 versus Year Ended December 31, 2002

      Potomac’s pre-tax income for 2003 was $2.1 million, compared to pre-tax income of $0.9 million for 2002. Total revenues for 2003 declined by 25% compared to 2002, due principally to a corresponding 26% decline in earned premiums. The decline in earned premiums was due primarily to a reduction in premiums assumed by OneBeacon and the Pool, of which Potomac is a participant, from Liberty Mutual. On November 1, 2001, OneBeacon transferred its regional agency business in 42 states and the District of Columbia to Liberty Mutual. Under the terms of the renewal rights agreement, the underwriting results and cash flows of the renewed policies are shared between OneBeacon and Liberty Mutual over a two year period through a reinsurance agreement whereby OneBeacon assumes two-thirds and one-third of the business renewed in the first and second years, respectively. Total revenues for 2003 were also impacted by realized losses on sales of fixed maturity investments, partially offset by an increase in investment income due to a shift of funds to longer term maturities.

      Total expenses for 2003 declined by 34% compared to 2002, primarily as a result of reduced premium writings and improved underwriting performance. Improved underwriting performance resulted from continued efforts to improve premium adequacy through rate increases, aggressive rate pursuit actions and re-underwriting efforts, such as changes in business mix away from historically less profitable business lines and shifting away from certain classes of risks within business lines. Total expenses in 2003 also include net unfavorable prior accident year reserve development of $0.7 million primarily related to construction defect claims.

Year Ended December 31, 2002 versus Seven Months Ended December 31, 2001

      Potomac’s results for the year ended December 31, 2002 improved from those for the seven months after the date of White Mountains’ acquisition of OneBeacon, as its pre-tax income for 2002 was $0.9 million, compared to a pre-tax loss of $1.0 million for the seven months ended December 31, 2001. Improved pricing in personal and commercial lines of business, mild weather and actions taken following the acquisition of OneBeacon by White Mountains on June 1, 2001, such as improving premium adequacy and re-underwriting efforts to shift away from less profitable business lines and classes of risks within business lines, contributed to the improvements.

      Total revenues for 2002 declined 17% compared to all of 2001 due primarily to significantly higher net realized gains recognized during the first five months of 2001. A full year over year comparison of Potomac’s total expenses showed a 30% decrease in 2002 from all of 2001, which is principally due to decreases in business volume resulting from OneBeacon’s re-underwriting efforts and also OneBeacon’s renewal rights agreement with Liberty Mutual on November 1, 2001. Decreases in insurance acquisition expenses and other underwriting expenses in 2002 compared to the full year of 2001 relate primarily to expenses incurred in the first five months of 2001, as further discussed below.

Five Months Ended May 31, 2001

      Potomac’s predecessor, or Predecessor, reported a $1.2 million pre-tax loss for the five months ended May 31, 2001. These results include the impact of two reinsurance covers which, as further described below, provide Potomac, through the Pool and an affiliate of OneBeacon, with reinsurance protection against unanticipated increases in recorded reserves for insurance losses and LAE with respect to asbestos, environmental and certain other latent exposures and excess of loss reinsurance protection against adverse development on accident year 2000 and prior losses. As described in Note 5 in the Notes to Potomac’s Audited Financial Statements, effective June 1, 2001 OneBeacon entered into reinsurance agreements with National Indemnity Company, or NICO Cover, and General Reinsurance Corporation, or GRC Cover, which provide reinsurance protection against unanticipated increases in recorded reserves for insurance losses and LAE. Under the NICO Cover, an affiliate of OneBeacon is entitled to recover up to $2.5 billion for asbestos claims arising from business written by the Pool and ceded to the affiliate pertaining to years prior to 1992, environmental claims arising from business written by the Pool and ceded to the affiliate pertaining to years prior to 1987 and certain other exposures, all net of third party reinsurance recoveries. The GRC Cover provides up to $570.0 million in excess of loss reinsurance protection against adverse development on accident year 2000 and prior losses.

      Net written and earned premiums for the five months ended May 31, 2001 were $0.5 million and $1.3 million, respectively. Excluding the NICO Cover and GRC Cover, the Predecessor’s written and earned premiums for the five-month period reflect the effect of management’s decision not to renew accounts, such as certain commercial lines policies, considered to have performed poorly, as well as the preliminary effects of certain actions taken to terminate certain underperforming accounts and agents and to re-underwrite specified portions of the Predecessor’s book of business. Incurred losses and loss adjustment expenses were $2.0 million for the five months ended May 31, 2001. Net favorable development of $4.8 million recognized in the five months ended May 31, 2001 reflects Potomac’s share of incurred losses and LAE ceded under the NICO Cover and the GRC Cover, which served to reduce Potomac’s incurred losses and LAE related to prior years.

      Net investment income totaled $1.1 million for the five months ended May 31, 2001, which included the impact resulting from a decision made by the Predecessor during the 2000 fourth quarter and 2001 first quarter to liquidate a large portion of its common equity portfolio in favor of additional investments in fixed maturities. Net realized gains from sales of investment securities and other investments totaled $4.7 million for the five months ended May 31, 2001, which resulted from the sale of a large portion of the Predecessor’s common equity portfolio during the 2001 first quarter.

      Insurance acquisition expenses for the five months ended May 31, 2001 include amounts resulting from the immediate recognition of certain deferred policy acquisition costs considered to be unrecoverable in future periods due to poor underwriting results in 2001 and 2000. Other underwriting expenses for the five months ended May 31, 2001 include the recording of pre-tax adjustments of $0.6 million to establish a liability relating to obligations associated with assigned risk exposures in New York in response to changes in the New York Automobile Insurance Plan and fees charged by Limited Assigned Distribution servicing carriers and also $0.2 million in allowances for doubtful accounts on insurance balances receivable relating to uncollectible receivables due from agents that had been terminated. In addition, other underwriting expenses include amounts relating to employee benefit obligations, write-offs of non-utilizable software costs and litigation reserves recorded in the normal course of business.

Liquidity and Capital Resources

      Potomac ceased its participation in the Pool effective as of January 1, 2004 and entered into reinsurance agreements whereby it ceded all of its direct insurance business to OneBeacon. As a result, Potomac no longer has any insurance assets or liabilities on a net basis and will not share in any favorable or unfavorable development of prior year losses recorded by the Pool after January 1, 2004 unless OneBeacon fails to perform on its reinsurance obligations.

      In 2004, Potomac’s sources of cash consist primarily of net investment income and proceeds from sales and maturities of investments. Potomac’s uses of cash are primarily investing expenses and the purchase of investments. Prior to January 1, 2004, the effective date of Potomac’s withdrawal from the Pool, its sources of cash also included premium collections and its uses included claim payments and operating expenses.

      Both internal and external forces influence Potomac’s financial condition, results of operations and cash flows. Investment returns may be impacted by changing rates of inflation and other economic conditions.

      During 2002 Potomac declared and paid $3.0 million in cash dividends to OneBeacon and OneBeacon contributed $0.5 million in cash to Potomac. During the seven months ended December 31, 2001, OneBeacon contributed $4.0 million in cash to Potomac. During the five months ended May 31, 2001, OneBeacon contributed $0.3 million in cash to Potomac and forgave Potomac’s current tax payable at that date of $1.2 million. See Note 10 in the Notes to Potomac’s Audited Financial Statements.

      Below is a schedule of Potomac’s material contractual obligations and commitments at December 31, 2003:

(dollars in thousands)
	Due in 1 year	Due in 1 to 3	Due in 3 to 5	Due after 5
	or less	years	years	years	Total

Gross direct loss and LAE reserves	$42,052	$47,997	$24,581	$25,912	$140,542

      In connection with the transfer and assumption agreement on January 1, 2004, Potomac commuted its liabilities assumed from OneBeacon; net loss and LAE reserves of $15,278, unearned insurance premiums of $4,097, other net insurance related assets of $77 and short-term investments of $19,298. Also commuted by OneBeacon under this de-pooling were its liabilities assumed from Potomac: ceded loss and LAE reserves of $140,542 and ceded unearned insurance premiums of $411.

      In connection with the transfer and assumption agreement, Potomac ceded to OneBeacon 100% of its direct liabilities on expired policies (loss and LAE reserves of $138,556).

      In connection with the reinsurance assumption agreement, Potomac ceded to OneBeacon 100% of its direct liabilities in inforce business (loss and LAE reserves of $1,986 and unearned insurance premiums of $411).

Related Party Transactions

      Potomac has a service contract with White Mountains Advisors LLC, or Advisors, a wholly-owned subsidiary of OneBeacon. Under this agreement, Advisors provides investment research and advice, including the execution of orders for the purchase and sale of securities. The amounts charged to Potomac by Advisors for such services are based on a fixed fee applied to the month-end market values of the investments being managed. See Note 10 in the Notes to Potomac’s Audited Financial Statements and Note 6 in the Notes to Potomac’s Unaudited Financial Statements.

Critical Accounting Policies and Estimates

      Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses Potomac’s financial statements, which have been prepared in accordance with GAAP. The financial statements presented herein include all adjustments considered necessary by management to fairly present the financial position, results of operations and cash flows of Potomac. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

      On an ongoing basis, management evaluates its estimates, including those related to loss and LAE reserves, purchase accounting and related deferred credits and goodwill and reinsurance transactions. Management bases its estimates on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

      Management believes that its critical accounting policies affect its more significant estimates used in the preparation of its financial statements. The descriptions below are summarized and have been simplified for clarity.

Loss and Loss Adjustment Expenses

      Potomac establishes loss and LAE that are estimates of amounts needed to pay claims and related expenses in the future for insured events that have already occurred. Reinsurance is an arrangement in which a reinsurance company contractually agrees to indemnify an insurance company for all or a portion of the insurance risks underwritten by the insurance company. Potomac establishes estimates of amounts recoverable from its reinsurers in a manner consistent with the claim liability covered by the reinsurance contracts, net of an allowance for uncollectible amounts. Net insurance loss reserves represent loss and LAE reserves reduced by reinsurance recoverable on unpaid losses.

      In a broad sense, loss and LAE reserves have two components: (i) case reserves, which are reserves established within the claims function for claims that have been reported to Potomac and (ii) IBNR. Case reserves are estimated based on the experience and knowledge of claims staff regarding the nature and potential cost of each claim. OneBeacon’s claims staff periodically adjusts case reserves as additional information becomes known or payments are made. Generally accepted actuarial methods are used to project estimates of IBNR. Actuaries use a variety of statistical and analytical methods to determine estimates of IBNR, which are based, in part, on historical claim reporting and payment patterns. In estimating IBNR, actuaries consider all available information, including reinsurance protections, inflation and the effects of legal, social and legislative trends on future claim payments. Management exercises judgment based upon its knowledge of its business, review of the outcome of actuarial studies, historical experience and other factors to record an estimate it believes reflects Potomac’s expected ultimate unpaid loss and LAE and related reinsurance recoverables.

      Potomac commenced business in 1982 at which time it was licensed solely in Illinois and consequently started writing business on a very limited basis. Potomac expanded its writings as it gradually accumulated licenses in additional states during the next several years. During this time, the insurance industry came to recognize its exposure to asbestos and environmental hazards and took actions to mitigate such exposure through policy exclusions and underwriting restrictions. Therefore, Potomac has very little direct exposure to the large latent losses.

      Potomac was a net participant in the Pool through 2003. The Pool included several companies that had direct written business in those years when asbestos and environmental losses were not explicitly excluded by standard policy language. As a result, through 2003 Potomac did have net exposure to such losses as a result of its business assumed from the Pool.

      Through December 31, 2003, Potomac was a participant in the OneBeacon Amended and Restated Reinsurance (Pooling) Agreement. Potomac ceased its participation in the Pool effective as of January 1, 2004 and entered into reinsurance agreements whereby it ceded all of its direct insurance business to

OneBeacon. As a result, Potomac no longer has any insurance assets or liabilities on a net basis and will not share in any favorable or unfavorable development of prior year losses recorded by the Pool after January 1, 2004 unless OneBeacon fails to perform on its reinsurance obligations to Potomac.

      Potomac has stopped writing business and virtually all its policies have expired. Potomac’s direct liabilities were $115,771 at June 30, 2004 which were fully reinsured by OneBeacon. Approximately 90% of such liabilities relate to accident years 1995 through 2000 and are principally risks written on Commercial Multi-Peril and Workers’ Compensation policies.

      For further discussion of Potomac’s loss and LAE see Note 6 in the Notes to Potomac’s Audited Financial Statements and Note 5 in the Notes to Potomac’s Unaudited Financial Statements.

Direct Loss and LAE Reserves

      Potomac had been a net participant in inter-company pooling agreements until 2004. As of January 1, 2004, Potomac ceased its participation in the Pool and no longer has any assumed liabilities with respect to the Pool. At the time of de-pooling, Potomac also entered into a transfer and assumption agreement with its parent company, OneBeacon. Under this agreement, Potomac transferred all its direct liabilities on expired policies to OneBeacon and no longer reports any historical liabilities, direct, assumed or ceded. Under a separate reinsurance agreement, Potomac ceded 100% of its remaining direct liabilities on inforce business to OneBeacon.

      Since Potomac is no longer liable for any insurance liabilities assumed from the pooling agreement, the following disclosures have been prepared based on its direct gross loss and LAE reserves which have been determined as follows:

      Reconciliation of total loss reserves to gross direct reserves at December 31, 2003:

December 31, 2003

(dollars in
thousands)
Total stated gross loss and LAE reserves	$154,287
plus: fair value adjustment to loss and LAE reserves (1)	2,066
less: net loss and LAE reserves assumed from the Pool (2)	(15,811)

Total direct gross loss reserves	$140,542

(1)	In connection with purchase accounting for Potomac, Potomac was required to adjust to fair value its gross loss and LAE reserves by $3,234. This reduction to loss and LAE reserves is being accreted through an income statement charge over the period that the claims are expected to be settled. This adjustment represents the remaining fair value adjustment at December 31, 2003.

(2)	Through December 31, 2003, Potomac was a participant in the OneBeacon Amended and Restated Reinsurance (Pooling) Agreement. Under this agreement Potomac ceded all of its insurance assets, liabilities, revenues and expenses into the Pool and assumed a 0.5% share of the Pool’s assets and liabilities. As of January 1, 2004, Potomac ceased its participation in the Pool and entered into a transfer and assumption agreement whereby it reinsured all of its direct insurance business written with its parent. This adjustment represents the loss and LAE reserves associated with the Pooling Agreement which were ceded to Potomac’s parent at January 1, 2004.

      The following table summarizes Potomac’s direct gross loss reserves by line of business at December 31, 2003:

December 31, 2003

(dollars in
thousands)
Workers compensation	$76,127
Commercial multiple peril	41,804
Commercial automobile	11,002
Other	11,609

Total direct gross loss reserves	$140,542

      The following table summarizes the range of Potomac’s recorded direct gross loss reserves by line of business at December 31, 2003:

	December 31, 2003

	Low	Recorded	High

	(dollars in thousands)
Workers compensation	$70,479	$76,127	$82,225
Commercial multiple peril	40,575	41,804	54,895
Commercial automobile	10,161	11,002	11,984
Other	8,426	11,609	12,171

Total direct gross loss reserves	$129,641	$140,542	$161,275

Exposure to Asbestos and Environmental Risks

      Potomac commenced business in 1982. At that time it was only licensed in Illinois and consequently started writing business on a very limited basis. It expanded its writings as it gradually accumulated licenses in additional states during the next several years. However, by this time (mid-to-late 1980’s) the insurance industry’s exposure to asbestos and environmental (A&E) hazards had been recognized and mitigated through policy exclusions and underwriting restrictions. Therefore, Potomac had very little direct exposure to the large latent losses and carried total direct gross A&E loss reserves of less than $600.

Reinsurance Transactions

      OneBeacon has entered into ceded reinsurance contracts from time to time to protect their businesses from losses due to poor risk diversification, to manage their operating leverage ratios and to limit ultimate losses arising from catastrophic events. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. Amounts related to reinsurance contracts are recorded in accordance with SFAS No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts”.

      The collectibility of reinsurance recoverables is subject to the solvency and willingness to pay of the reinsurers. Potomac is selective in regard to its reinsurers, placing reinsurance principally with those reinsurers with strong financial condition, industry ratings and underwriting ability. Management monitors the financial condition and rating of its reinsurers on an ongoing basis.

Purchase Accounting and Related Deferred Credits

      As of December 31, 2001, Potomac had unamortized deferred credits of $3.1 million. Deferred credits represent the excess of the fair value of the net assets over the purchase price paid. These deferred credits resulted from White Mountains’ pre-July 1, 2001 acquisition activities which were accounted for in accordance with the treatment of a purchase business combination under Accounting Principles Board No. 16, “Business Combinations”, or APB 16. APB 16 calls for the net assets of the operations acquired to be recorded by White Mountains at their values on the date of acquisition. As further described in Note 3 to Potomac’s Audited Financial Statements, Potomac fully recognized its existing unamortized deferred credit balance of $3.1 million on January 1, 2002 as a change in accounting principle.

Quantitative and Qualitative Disclosures About Market Risk

      Potomac’s balance sheet includes fixed maturity investments whose fair value is subject to market risk. The term market risk refers to the risk of loss arising from adverse changes in interest rates and other relevant market rates and prices. Market risk can have a significant effect on Potomac’s financial position as increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of fixed maturity investments, respectively.

      Potomac invests in interest rate sensitive securities, primarily debt securities. Potomac’s strategy is to purchase fixed maturity investments that are attractively priced in relation to perceived credit risks. Potomac’s fixed maturity investments are held as available for sale in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, whereby these investments are carried at fair value on the balance sheet with net unrealized gains or losses reported net of tax in a separate component of common shareholders’ equity. Potomac generally manages its interest rate risk associated with its portfolio of fixed maturity investments by monitoring the average duration of the portfolio, which allows Potomac to achieve an adequate yield without subjecting the portfolio to an unreasonable level of interest rate risk. Potomac’s fixed maturity portfolio has a duration of approximately 3 years and is comprised solely of investment grade U.S. government and agency securities (58%), corporate bonds (39%) and asset-backed securities (3%) which have received a rating of 1 or 2 by the National Association of Insurance Commissioners.

      The table below summarizes the estimated effects of hypothetical increases and decreases in market interest rates on Potomac’s fixed maturity portfolio:

				After-Tax
			Estimated Fair	Increase
	Fair Value at	Assumed Change	Value After	(Decrease)
	December 31,	in Relevant	Change in	in Carrying
$ in thousands	2003	Interest Rate	Interest Rate	Value

Fixed maturity investments	$37,093	100 bp decrease	$38,198	$718
		50 bp decrease	37,669	374
		50 bp increase	36,593	(325)
		100 bp increase	36,069	(666)

      Potomac’s fixed maturity portfolio may also be affected by such factors as the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions.

BUSINESS

      While we intend to operate our business as described in this prospectus, we are a company with no operating history. Changes in market conditions, the occurrence of catastrophic losses and other factors outside our control may require us to alter our anticipated methods of conducting our business, such as the nature, amount and types of risks we assume and the terms and limits of the products we write or intend to write.

Overview

      We are a specialty program commercial property and casualty insurance company that was formed in April 2003. We believe that we are different from other specialty insurance companies because we have created an innovative business model that emphasizes partner relationships with key agents knowledgeable in the types of programs we plan to underwrite. These programs typically serve niche groups of insureds that require highly specialized business knowledge of a business class to achieve underwriting profits. Historically, we believe that this segment of the industry has been underserved by most standard property and casualty insurance companies because they lack such specialized knowledge and are not willing to make the necessary investment to support specialty programs.

      We believe that we can capitalize on this underserved market in a number of ways. Since most standard market commercial insurers choose not to participate in the specialty market, competition in this area is based less on price than on availability, service and value. Generally, agents are paid by commission up-front. As a result, agents make money even if the insurance carrier does not make an underwriting profit. In addition, such agents historically have had underwriting authority and were responsible for handling claims. We believe that this system has not served carriers, the agents or insureds very well. Poor underwriting results have led to underwriting losses for carriers, and instability in the insurance market from carrier turnover. In turn, agents have incurred additional costs in searching for, and converting to, new carriers. Also, policyholders have experienced uncertainty regarding the placement of their coverage from year to year and the quality of service on their business.

      Our business model is designed to realign the interests of carriers, agents and insureds. Our efforts to provide superior service while keeping costs low include plans to enter into on-going arrangements with key agents, which we refer as our Partner Agents, each of which we expect to produce at least $20 million of annual written premiums. Our agreements with the Partner Agents provide that in exchange for marketing and pre-qualifying business for us, our Partner Agents will receive an up-front commission designed to cover their costs and an underwriting profit-based commission paid over several years. In addition, they will purchase or be purchasing equity in our company, with returns on their investment tied to our performance. We will provide our Partner Agents with a five-year exclusive arrangement (generally allowing Partner Agents to offer other companies’ products if we decline to offer coverage to a prospective insured) covering: a specific program, class of business and territory; a centralized information system designed to reduce processing and administrative time; and a stable, dedicated source of specialty program commercial property and casualty insurance capacity. The contracts have a perpetual term, but our Partner Agents may terminate our relationship with 180 days’ notice. To date, we have identified an initial group of eight Partner Agents that we believe to be the “best in class” in certain specialty programs.

      In addition, we believe that the experience of our executive officers will allow us to better serve the specialty program commercial property and casualty insurance market. Each member of our senior management team has more than 30 years of insurance industry experience and extensive contacts in the specialty program insurance industry. Our executive officers already have identified a core group of insurance professionals who can begin writing insurance policies as soon as possible after the completion of this offering. We plan to expand our management team to include other professionals with expertise in risk assessment and underwriting in the particular types of risks and industries we plan to insure.

      Before we can write insurance policies, we must be licensed. As part of our business plan, we have entered into a stock purchase agreement to acquire all of the outstanding shares of Potomac, which is licensed in 41 states and the District of Columbia, from OneBeacon.

      We have received a secure category indicative rating of “B+” (Very Good) from A.M. Best, which is the sixth highest of 15 rating levels. We believe that this rating would indicate A.M. Best’s opinion of our financial strength and ability to meet ongoing obligations of our future policyholders. The rating assignment will be subject to the completion of this offering on terms consistent with the representations we have made to A.M. Best. In addition, our rating is contingent upon the funding of our operating subsidiary to levels indicated by our management as well as the execution of all relevant transactions as described in this prospectus. The expected rating is not a guarantee of a final rating outcome. We expect that a final rating will be made once all necessary conditions and expectations set by A.M. Best are met to its satisfaction.

Industry Trends and Market Opportunities

      The property and casualty insurance industry has historically been cyclical. When excess underwriting capacity exists, increased competition generally results in lower pricing and less favorable policy terms and conditions for insurers. As underwriting capacity contracts, pricing and policy terms and conditions generally become more favorable for insurers. In the past, underwriting capacity has been impacted by several factors, including catastrophes, industry losses, recognition of reserve deficiencies, changes in the law and regulatory requirements, investment returns and the ratings and financial strength of competitors.

      We believe the insurance industry is currently recovering from a prolonged period of excess underwriting capacity. A decline in underwriting margins in the late 1980s and incidences of large natural catastrophes led to increases in rates and a recovery in industry profitability in the mid-to-late 1990s. As a result of favorable loss levels and strong investment returns beginning in 1995, the insurance industry experienced increased competition and industry capacity, driving property and casualty premium rates down. However, significant catastrophic losses in 1999 and the subsequent contraction of capacity in the market resulted in improvement in rates, terms and conditions for insurers beginning in 2000, as the demand for insurance has increased. We believe that these industry developments present us with an opportunity to provide needed underwriting capacity at attractive rates and upon terms and conditions favorable to us.

Recent Industry Developments

      The unprecedented events of September 11, 2001, combined with the problems confronting an industry weakened by years of inadequate pricing and increasingly broad policy terms, caused great disorder in the insurance industry. These events have caused a significant contraction of global underwriting capacity. Since insurers allocate capacity using their ratio of premiums to surplus, as rates go up and surplus remains unchanged, overall underwriting capacity shrinks. At the same time that capacity has declined, we believe that the demand for commercial insurance has increased, as insureds have become increasingly aware of their risk exposures.

      According to reports issued by A.M. Best and Swiss Re, from the beginning of 2001 through the end of 2003, capital available to write property and casualty insurance has been impaired by an estimated $240 billion to $260 billion in potential and realized underwriting and investment losses. This amount is equal to 34% to 37% of the approximately $700 billion estimated by Swiss Re to be available capital at the end of 2000. The following table illustrates the estimated components of the impairment of industry capital:

Amount
Estimated Components of Capital Impairment	($ in billions)

World Trade Center losses(1)	$30-40
Reserve deficiencies(2)	75
Investment losses—Non-U.S.(3)	100-110
Net investment losses—U.S.(4)	35

Total potential impairment	$240-260

(1)	Source: A.M. Best.

(2)	Source: A.M. Best. Represents the aggregate reserve deficiencies as of December 31, 2003.

(3)	Source: Swiss Re. This estimate includes losses of $60 billion in 2001 and an estimate of $40 to $50 billion of losses for the first 8 months of 2002.

(4)	Source: A.M. Best. This estimate includes net investment losses of $11.4 billion in 2001, $23.2 billion in 2002 and an estimate of net investment losses of $0 in 2003.

      There have been additions to industry capital in recent years from start-ups of new property and casualty insurers or otherwise. However, we believe that the capital raised in the industry during this period has been substantially less than reductions in capacity described above.

      Some of the principal factors that we believe are driving the reduced capacity include:

•	Record losses. The terrorist attacks of September 11, 2001 were the largest insured catastrophe in the history of the insurance industry, with losses estimated to be $30 billion to $40 billion, according to A.M. Best. In addition, the effect of these losses has been compounded by other catastrophic losses such as the 2002 European floods.

•	Withdrawal from the market of certain insurers. In 2002 and 2003, several market participants either withdrew from particular business lines due to underwriting losses or significantly reduced their writings in these lines, further reducing the industry’s available underwriting capacity.

•	Significant shortfalls in reserves. According to A.M. Best, the property and casualty insurance industry had a reserve deficiency of about $75 billion as of December 31, 2003. The lines of business that were most deficient as of that date include workers’ compensation, medical malpractice, commercial multiperil, other types of liability insurance and excess of loss liability reinsurance. In addition, reserve shortfalls from asbestos and environment-related claims, referred to as A&E claims, and professional liability claims, as well as losses due to poor underwriting in the late 1990s, continue to require adjustments in the loss reserves of the property and casualty insurance industry. According to A.M. Best, the industry was under-reserved for A&E claims by approximately $45 billion as of year-end 2003. Core loss reserves, excluding A&E claims, are estimated by A.M. Best to have been deficient by approximately $29 billion at year-end 2003. Several major insurers have taken very large charges to earnings totaling an estimated $16.5 billion in 2003, with an additional $10 billion expected in 2004, according to A.M. Best.

•	Ratings declines. Unprecedented capital impairment has led to a continued decline in insurer ratings. A.M. Best issued 188 downgrades as opposed to 57 upgrades in the 12 months through July 2003, compared to 151 downgrades as opposed to 76 upgrades in the 12 months through July 2002. Further, Standard & Poor’s Corporation, Moody’s, A.M. Best and Fitch Ratings Ltd. have kept the commercial lines industry on negative outlook after many insurers posted disappointing 2002 and 2003 results.

•	Adverse investment returns and high-profile bankruptcies. A decline in global equity markets and significant credit losses, including losses caused by high profile bankruptcies such as Enron Corp., WorldCom, Inc., Adelphia Communications Corporation, US Airways Group, Inc., United Air Lines, Inc. and Parmalat S.p.A., have created an adverse investment environment for insurers. According to Swiss Re, non-U.S capital declined $100 to $110 billion from the end of 2000 until August 2002 due to the adverse investment environment. Similarly, A.M. Best estimates that U.S. realized and unrealized investment losses from the end of 2000 through the end of 2002 were $35 billion. In addition, the low interest rate environment has reduced the investment returns of insurers, emphasizing how important it is for insurance companies to adopt practices that promote sound underwriting to generate profits rather than relying on investment returns. Although we believe returns from investments in equity markets have recently improved, they are still below the returns achieved prior to the end of 2000.

•	Increased financial scrutiny of public companies. In 2002, high-profile corporate scandals led to a significant overhaul in corporate governance and increased scrutiny of financial results of public companies. We believe this increased scrutiny has led insurers to adopt a more conservative approach to reserving and has reduced the capacity that they are willing or able to offer.

      In addition, in 2004 several property and casualty insurance companies experienced significant losses associated with the unusually severe Florida hurricanes. According to the Insurance Information Institute, through September 30, 2004, insurance claims related to these Florida hurricanes are expected to exceed $22 billion.

Our Strategy

      We intend to attempt to capitalize on the opportunities created by the continued fluctuations in the insurance industry. Our strategy is to capitalize an insurance company, without loss exposures from historical operations, that has a strong capital base, experienced management and a knowledgeable team of specialty insurance professionals. We expect to produce above-average risk-adjusted returns through an alignment of interests with our Partner Agents and by maintaining control of our underwriting and claims processes. We believe that certain characteristics and features of our business model will enhance our competitive position:

•	Our management team’s extensive experience in the specialty insurance industry. Our senior management team includes Courtney C. Smith, Peter E. Jokiel, William S. Loder and Gary J. Ferguson. Each member of our senior management team has more than 30 years of insurance industry experience and extensive contacts in the specialty program insurance industry. Messrs. Smith, Jokiel, Loder and Ferguson have identified a core group of insurance professionals to join our company upon the completion of this offering. We expect that the experience of our management team will help us attract and retain committed Partner Agents with the skills needed to effectively market and pre-qualify business for us. The contacts and expertise that our management team has developed in the industry should provide us access to advantageous reinsurance relationships, which can provide long-term capacity to expand our business.

•	Our strong relationship with our established Partner Agents. Our Partner Agents are selected through a detailed screening process, including an independent actuarial analysis of each Partner Agent’s book of business, run by our management team in conjunction with Guy Carpenter. To date, we have entered into definitive agreements with three Partner Agents, which produced approximately $150 million in annual written premiums in 2003 in six programs (artisan contractors, general contractors, lessor’s risk property owners, small business workers’ compensation, towing and recovery operators and public entities). These programs include workers’ compensation, general liability, automobile and property lines of business coverage. We also have entered into non-binding letters of intent with five potential additional Partner Agents. We expect that our Partner Agents will seek to have most of this business written by us as the insurance policies come up for renewal. The current identified Partner

Agents will provide a diverse group of programs that will spread our risk across several unrelated industry niches, including hospitality, public entity and vehicle service operators. We are currently working with Guy Carpenter to evaluate additional Partner Agents.

•	Our diverse portfolio of profitable specialty programs. We intend to offer insurance products and policies to specialty commercial programs that require detailed business and industry knowledge. Such products and policies are expected to include insurance for general contractors, artisan contractors, hospitality providers, the sports and leisure industry, certain workers’ compensation programs, towing and recovery service operators, public entities and other entities where highly specialized knowledge of a business class is required for successful underwriting. We believe that these lines of business require specialized expertise and have the potential to offer attractive risk-adjusted returns on capital through various business cycles. We expect to allocate our insurance capacity to those lines of business and programs that we believe offer us the best risk-adjusted return on capital.

•	Our ability to reduce costs by outsourcing of non-core functions. Our management team and professionals will focus on establishing our core operations, including underwriting and claims handling. In order to maintain our focus, we have contracted with Syndicated Services Company, Inc., or SSC, to manage our non-core functions. SSC, a subsidiary of R. K. Carvill & Co., Ltd., an international reinsurance intermediary, is a dedicated services company with an established track record in implementing, administering and managing back-office functions for commercial program business. SSC will provide services regarding policy administration, regulatory compliance and billings and collections. We expect that our arrangement with SSC will substantially reduce our fixed costs.

•	Our strong, unencumbered balance sheet. As a result of our acquisition strategy, we will be creating our company without loss exposures from historical operations. We have received a secure category indicative rating of “B+” (Very Good) from A.M. Best, which is the sixth highest of 15 rating levels. We believe this rating indicates A.M. Best’s opinion of our financial strength and our ability to meet ongoing obligations to our future policyholders. The rating assignment will be subject to the completion of this offering on terms consistent with the representations we made to A.M. Best. In addition, the rating assignment will be contingent upon the completion of this offering, the funding of our operating subsidiary to levels indicated by our management, as well as the execution of all relevant transactions as described in this prospectus. The expected rating is not a guarantee of a final rating outcome. We expect that a final rating will be made once all necessary conditions and expectations set by A.M. Best are met to its satisfaction.

•	Our common technology system. Our licensed, real-time technology system is being designed to allow our program teams to control underwriting, policy issuance and claims administration. The system also is expected to allow our Partner Agents to grant their retail agents access through each Partner Agent’s website. We believe that this centralized system will enable us to control all aspects of policy and claims processing while eliminating duplication of data. We anticipate that our system will encourage outstanding service response through our Partner Agents. Historically, an insurance company’s ability to efficiently underwrite and issue policies has been hampered by incompatible computer systems and the lack of ready access to policy and claims data. We believe that our technology system will reduce the time and cost required to rate and quote policies by enabling our program teams and Partner Agents to directly access information. We also believe that our system will allow us to increase premium accuracy through rapid and informed implementation of rate changes by eliminating duplicative manual processes.

The Acquisition

      In order to enter into an insurance business, new entities often acquire existing licensed insurance companies. The terms of such acquisitions typically include the retention by the selling entity of any liabilities of such companies incurred prior to the closing of the Acquisition. In a highly regulated industry such as insurance, this approach allows a new company to acquire licenses in each state in which it plans to conduct business. Otherwise, a newly formed company would need to wait several years to complete the qualifications process in all states necessary to the conduct of its insurance business.

      As part of our business plan, on March 22, 2004 we entered into a stock purchase agreement to acquire all of the outstanding shares of Potomac from OneBeacon. Under the terms of the stock purchase agreement, we will acquire all of the issued and outstanding stock of Potomac for a purchase price equal to a cash payment of $10.5 million, plus the amount of Potomac’s statutory capital and surplus as of the closing date of the Acquisition (in the form of cash and short-investments presently estimated to be of $42.6 million). We expect to pay an aggregate of approximately $53 million to acquire all shares of Potomac.

      The Acquisition will occur simultaneously with, and our obligation and the sellers’ obligation to close the Acquisition will be conditioned upon, the closing of this offering. After the closing of the Acquisition, Potomac will become our wholly owned operating subsidiary.

      Potomac is licensed to conduct insurance business in 41 states and the District of Columbia. We consider these jurisdictions to be those that are important to our current business plan because they account for approximately 90% of the population of the United States. Potomac is not licensed in Hawaii, Maine, Minnesota, Montana, New Hampshire, North Carolina, Oregon, Tennessee and Wyoming. However, in the future we may apply for licenses in the states listed above. Failure to obtain such licenses or a significant delay in our obtaining such licenses could affect our future business plans.

      Potomac has entered into a transfer and assumption agreement with OneBeacon whereby all of Potomac’s liabilities, including all direct liabilities under existing insurance policies, were transferred to and assumed by OneBeacon.

      The legal requirements to transfer insurance obligations from one insurer to another, sometimes referred to as a novation, vary from state to state, generally based on the state in which the policy was issued. In some states, if certain notifications are made to policyholders and they do not object to the transfer within certain periods of time, they are deemed to have agreed to the transfer. In other states, policyholders must consent to the transfer in writing. Additionally in some states insurance regulatory approval is required in addition to policyholder consents.

      To the extent the legal requirements for novation have been met, OneBeacon will become directly liable to the policyholder for any claims arising from insured events under the policy, and Potomac’s obligation to the policyholder would cease. Accordingly, Potomac would extinguish any recorded liabilities to such policyholders and the related reinsurance recoverables, so no gain or loss would occur.

      Unless a novation is achieved, Potomac continues to be directly liable to policyholders for claims arising under their policies, but has reinsurance coverage from OneBeacon to reimburse Potomac for any such claims. Thus, Potomac would not experience any gains or losses with respect to such policies unless OneBeacon failed to honor its reinsurance obligation to Potomac.

      In the event of the failure to pay by OneBeacon, Potomac could experience losses which could materially adversely affect our business and results of operations. OneBeacon currently has a rating of “A” (Excellent) from A.M. Best, which is the third highest of 15 rating levels.

Historical Model

      Specialty commercial property and casualty insurance underwriting requires in-depth knowledge of a particular business class, and often personal knowledge of the participants in a business class. As a result, insurers rely on skilled agents to procure business. Such an agent generally is an outsourced underwriting department for the insurer. It markets to independent agents, processes submissions, selects risks, binds and issues policies on behalf of the insurer, and in some cases, handles claims on underwritten businesses. Such agents and insurers commonly work with a reinsurer, which participates in the pool of risks selected by such agents. Without an insurer providing licensed policy paper and a reinsurer providing capacity, such agents are unable to service their independent agent clients, which ultimately affects the policyholders.

      Historically, insurance carriers have engaged key agents under long-term contracts to produce and underwrite businesses. This was done through each such agent’s proprietary policy issuance and management information systems, with claims adjustment assigned to third parties. Agents and such third parties were generously compensated through these arrangements, but the compensation was not linked to the underlying profitability of the business. We believe that this strategy has led to a lack of alignment of interests between carriers and agents. In addition, we believe that this system has resulted in weak underwriting and pricing controls, poor claims management and high costs due to the duplication of activities.

Our Model

      We believe that our strategy of developing relationships with Partner Agents is a fundamental shift in the way insurance companies do business. We are entering into contractual relationships with our Partner Agents in order to encourage them to work with us in building our portfolio of specialty program commercial property and casualty insurance business. A significant portion of the compensation paid to our Partner Agents will be directly tied to the underwriting profitability of their specific programs. In addition, the Partner Agents will purchase or be purchasing an equity interest in our company. We anticipate that each of the Partner Agents will have less than 1% of equity interest in our company as a result of this investment. We believe that offering an ownership interest to our Partner Agents will encourage them to direct business to us, regardless of future market cycles. We expect our Partner Agents to provide prequalified leads through their retail agents. We will retain control over underwriting and claims activities. In addition, we anticipate that all transaction processing will be done through our proprietary technology system in order to insure data integrity and efficiency. To date, we have entered into definitive agreements with three Partner Agents, which produced approximately $150 million in annual written premiums in 2003. We also have entered into non-binding letters of intent with five potential additional Partner Agents.

      The key features of our relationship with our Partner Agents are expected to be as follows:

•	Equity Ownership. Each Partner Agent will purchase, or will commit to purchase, shares of our Class B common stock. The Class B shares will become exchangeable, one-for-one with our common stock, five years after the effective date of the applicable Partner Agent agreement, as long as the Partner Agent’s contract is in force. These Class B shares will be subject to substantial restrictions on transferability during such period. If prior to five years after the effective date of the applicable Partner Agent agreement such Partner Agent’s contract is terminated, we may repurchase at the lower of cost or fair market value the Partner Agent’s Class B shares. If after five years following the effective date of the applicable Partner Agent agreement such Partner Agent’s contract is terminated, we may repurchase at fair market value the Partner Agent’s Class B shares. After five years from the closing date and for as long as the Partner Agent has an agency contract with us, such Partner Agent would be required to hold shares of Class B common stock worth at least 50% of its aggregate investment commitment in our Class B common stock. The terms of the Class B common stock will be similar in most respects to those of the common stock offered in this offering.

•	Commission. We plan to pay each Partner Agent an up-front commission designed to cover its costs, which commission is likely to be lower than they had been receiving from other companies previously. In exchange for this reduced commission, we would be responsible, through our own technology system, for policy issuance and administration, as well as for claims. In addition, each Partner Agent may receive a meaningful share of the underwriting profits for each of its programs, subject to a cap. In the event, in the first five years of the Partner Agent agreement, that the program and contract are terminated, for any reason, we will perform a final calculation to project future payout loss patterns and make a final payment of the outstanding profit commissions. If, after five years, the Partner Agent agreement is terminated, for any reason, the profit sharing calculations will be performed annually until all payout periods and earned profit sharing periods are satisfied. As a result of this structure, we believe that our Partner Agents will have a strong incentive to produce profitable business for us.

•	Partner Agent Advisory Committee and Capacity Allocation. Underwriting will be controlled by our underwriters, who will work with our Partner Agents to set specific underwriting rules, pricing parameters and required customer information by programs. As investors and partners, the Partner Agents will be a part of our partner agent advisory committee. We will approve any new Partner Agent, new programs and territorial assignment with input from the partner agent advisory committee. We believe that allowing our Partner Agents to provide input on new Partner Agents will create a team mentality and will encourage their involvement in the growth of our business.

•	Long-Term Contractual Commitment. Each Partner Agent will have an exclusive contractual arrangement with us. We will agree to write only that class of business and lines of business by program in a defined territory only with that Partner Agent. Our Partner Agents may have one or a number of their programs with us. We expect that we will be a significant percentage of our Partner Agents’ program business.

•	Common Technology System. All of our Partner Agents will use our technology system to process our business. Our goal is to reduce processing costs for us and our Partner Agents while allowing our program teams real time access and control of underwriting, claims handling and data management. The technology platform is being designed to be Internet-based and is expected to give retail agents access to our Partner Agents’ websites for program guidelines, quotes, binding, renewals and endorsements.

Our Contemplated Insurance Product Lines

      Our commitment to specialized commercial property and casualty underwriting requires market knowledge, experienced underwriters and diligent risk assessment. We intend to organize our company by specialty program under the direction of underwriting officers who are leaders in their respective fields. We intend to support these managers with advanced risk assessment capabilities and disciplined capital management. We expect that our insurance operations initially will focus on the following programs:

•	General Contractors Program. This program is intended to service general contractors with less than $8 million in annual revenue. Eligible accounts under this program include residential or commercial contractors that are involved in remodeling and tenant improvements, commercial building and residential home building (limited to those contractors who build no more than five homes of three stories or fewer per year). The program will offer only general liability coverage in the state of California.

•	Artisan Contractors Program. This program is intended to service artisan contractors with less than $500,000 in payroll expenses and $2,000,000 in annual revenues. We expect to limit participation in this program to 52 classes of relatively low-exposure contractors, such as:

•	Appliances and accessories (installation, servicing and repair);

•	Carpentry;

•	Driveways, parking areas or sidewalks (paving or repairing);

•	Electrical work (within buildings);

•	Heating and air conditioning systems or equipment (installation, service or repair);

•	Paper hanging; and

•	Plumbing.

These contractors perform non-structural work in connection with light industrial building and residential construction of less than three stories in height. The program will write only general liability coverage in the state of California.

•	Lessor’s Risk Program. Retail shopping centers, offices and industrial buildings are eligible for this program. This program allows coverage for buildings of up to $8,000,000 in value based on predefined underwriting guidelines for occupancy, age, construction and fire protection.

•	Southeastern Small Comp. This program is expected to be a heterogeneous workers’ compensation program of relatively low to moderate hazard grades (low to moderate exposure to loss). Accounts are to be based in Texas, Oklahoma, Louisiana, Tennessee and Georgia with an average annual premium of $35,000.

•	California Comp Program. This program will use technology to fully automate a disciplined underwriting approach to writing small workers’ compensation business initially in California. Our online product is expected to be available to small businesses of less than $25,000 in premium with relatively low hazard grades (low exposure to loss). We also expect to market workers’ compensation business in additional geographical areas where adequate pricing is expected to be achieved. Partner Agents will be selected on their prior experience and must demonstrate proven ability and knowledge in workers’ compensation.

•	Towing and Recovery Program. This program is intended to service professional towing operators who are garage operations with towing and recovery operators for hire and towing for auto auctions. The program will offer policies that will include property, inland marine, general liability, garage and automobile coverages.

•	Public Entity Program. This program is intended to service educational and municipal governmental entities. The targeted educational entities will be primary and secondary schools, community and junior colleges, and charter schools, all with an average daily attendance of 5,000 pupils. Targeted municipal entities would be municipalities with populations between 30,000 and 750,000 people and counties with populations between 50,000 and 1,000,000 people. The program will offer a package policy that will include property, general liability, automobile, crime, inland marine, public officials’ and educators’ legal liability, and wrongful acts coverages.

•	PEO Program. Professional Employer Organizations take on the employment responsibilities of human resources, benefits administration and insurance purveyor, while allowing their clients to focus on their core business objectives. This program will specialize in workers’ compensation only in the State of Florida. While the risks are aggregated, each account is underwritten and priced individually in this program.

•	Comprehensive Employers Indemnity Program. This program is established only for Texas businesses that have chosen to “nonsubscribe” or “opt out” of the state’s workers’ compensation system. The program will offer broad coverages for injuries resulting from accidents, occupational disease or cumulative trauma. Injury benefits are paid under plans that must comply with the reporting, disclosure and fiduciary duty rules of the Employee Retirement Income Security Act of 1974, as amended, or ERISA.

•	Sports and Leisure Program. This program will specialize in the sports entertainment industry to include amateur sports, motor sports, professional sports and entertainment. The program will be offered utilizing a self-funded retention plan. Coverage will be afforded on a package policy to include property, general liability, automobile, crime, inland marine, liquor liability and employee benefits coverage.

•	Hospitality Program. This program is intended to service restaurants and the lodging industry. Such restaurants would include family style, casual and some fine dining establishments. The targeted lodging accounts will be standard full-service, nationally recognized hotels and motels, as well as small luxury boutique resorts with property values of less than $25 million. This program will offer a package policy that will include property, general liability, automobile, crime, inland marine, liquor liability and employee benefits coverages.

Reinsurance

      As part of our business strategy, prior to commencing our insurance business, we plan to enter into two core reinsurance agreements, one to cover our casualty lines of business and the other relating to our property lines. Coverage of our casualty lines of business is expected to include general liability, auto liability, incidental professional liability and workers’ compensation. Coverage of our property lines of business is expected to include fire, allied lines, auto physical damage, inland marine, burglary and theft. We intend to purchase reinsurance from reinsurers that are rated at least “A-” (Excellent) or better by A.M. Best.

      Our reinsurance will be compensated by sharing premiums in the same proportions as losses in the reinsured layer. We expect that our reinsurers will pay a commission to us designed to cover our expenses of producing this business. We plan to retain liability under our reinsurance arrangements for all of the first $1 million of losses and 10% to 20% of the next $20 million to $30 million of losses under each of our property lines policies. We expect that we will utilize a similar structure with respect to our casualty lines policies, except we anticipate that we will only seek coverage for the first $6 million of losses per policy. We do not expect that we will write policies in our casualty lines with significant exposure above this amount.

Underwriting

      We expect to produce all of our business through our Partner Agents, and select our Partner Agents based on a shared underwriting philosophy. Our planned underwriting strategy will focus on strict control of underwriting, pricing, coverage, Partner Agent relationships and customer segmentation. Our primary underwriting goal will be to achieve profitable results through targeted permissible loss ratios complemented by a low expense ratio. Because we are unlikely to seek or obtain mid-term cancellations of existing policies produced by our Partner Agents, we will seek to transition policies over a 12-month period following the execution of each Partner Agent agreement as the policies are renewed, subject to our underwriting and pricing guidelines.

      Our underwriting philosophy has five components:

•	We carefully scrutinize prospective Partner Agents. We intend to contract only with agents that we believe have strong reputations and significant specialized knowledge of the market they serve. We expect that our Partner Agents will possess records of achievement in the industry, including minimum business volumes, attractive combined loss ratios and long-term relationships with their insurance carriers. We expect to grant Partner Agents program exclusivity so that Partner Agents will not market against each other. Partner Agents will be required to have the ability to expand their operations, have resources dedicated to selected programs and maintain minimum revenue levels. We expect that most of our Partner Agents will have a previous affiliation with members of our senior management or a referral from Guy Carpenter or an existing Partner Agent.

•	We plan to maintain strict control of our underwriting process. Our underwriters plan to work with each Partner Agent to develop specific underwriting strategies, pricing structure, acceptable coverage and initial customer requirements. Senior underwriting personnel experienced in specialty classes, pricing, coverage and multiple lines of business along with actuarial, claims and systems personnel will form a program team to work with each Partner Agent. In addition, we plan to develop a specific underwriting strategy for each customer segment. Each customer segment will include a demographic study of the number of prospective customers available, as well as the number of customers each Partner Agent expects to provide to us. We also expect to create eligibility guidelines, which will include size requirements for each account within the customer segment, acceptability for loss history, financial and ownership stability and adherence to loss prevention and safety practices. Ineligible operations will be identified and eliminated from the customer segment.

With the cooperation of the Partner Agents, each program team plans to conduct the market research and analysis to develop specific customer segments, line of business coverage guidelines and pricing requirements. Each customer segment or business opportunity will have minimum standards and business performance measures. An exit strategy will be devised to address situations, including weaknesses in the market, in which business goals and profitability cannot be met consistently. We will not allow our Partner Agents to set rates on any program. We expect to use in-house actuaries, as well as outside actuarial consultants, to validate the rating and pricing plans.

•	We will establish a Partner Agent Advisory Committee. Our partner agent advisory committee will review any new Partner Agent and peer review all Partner Agent underwriting results. Our partner agent advisory committee also will have input on new programs and territorial assignment. This will enable us to work with our Partner Agents to avoid channel conflicts and promote the growth of profitable programs.

•	We intend to use a centralized processing system to control data. We plan to use a centralized technology system to more efficiently quote, issue and manage insurance polices while controlling data from the first entry into the system. Our system is expected to provide transmission of account information from the retail agents to the Partner Agents and us. We plan to customize the system for each Partner Agent program and customer segment. We expect the system to allow our underwriters to provide approval of submissions at the point of entry using predetermined underwriting, pricing and coverage guidelines. Our underwriters would continue to oversee the underwriting process by having access to the system as the agents enter information and approve quotes. In selected circumstances, the system would receive and approve online quotes with minimal underwriter intervention, based on predetermined underwriting criteria. All data used to underwrite risk and to handle claims will be controlled by us rather than controlled by agents, third party administrators or other intermediaries.

•	We plan to conduct strict audit reviews. We expect that our operational and audit review process will include a Partner Agent review, a customer segment review and a line of business review. Our program performance management process will enable our management to preview a standard pricing profile and compare customer segments and lines of business with such standards. We plan to conduct program reviews quarterly, with interim reviews if necessary. Results will be quantified and reported to senior management and each Partner Agent, with a remediation plan to address any deficiencies. Our audit review teams will follow our internal audit guidelines and procedures, which include review of rate adequacy and authority and compliance guidelines, as well as a line of business analysis. Any Partner Agent that does not meet the acceptable standards after remediation will be presented before our senior management for an assessment review and possible termination.

Monitoring Rate Adequacy, Program Performance and Claims Control

          Monitoring Rate Adequacy

      We intend to develop estimated rate minimums, which would be designed to help achieve profitable results. Our rate monitoring methods will help us calculate expenses and profitability ratios and any allocated loss adjustment expenses. When rate adequacy begins to decline toward our minimum established guidelines, we expect to evaluate and exercise our pre-determined exit strategies, regardless of current loss or combined results.

      We believe that we need to focus on basic fundamentals in order for our business to be successful. This means that we must establish adequate rate levels and sound underwriting guidelines, as well as efficiently execute claims execution, to control our exposures and constantly analyze and manage our operations.

          Program Performance Management

      Our program performance management process will consist of a series of reports that will evaluate data associated with essential variables, and will measure production, rate adequacy, loss analysis, adherence to guidelines, claims activity and trends. Our program performance management process should allow us to analyze information for programs, lines of business, market segments, specific causes of loss, production source and classes of business. This program performance management process will be the primary tool used by our program managers, underwriters, actuaries, claims, Partner Agents and senior management to determine the changes and action plans we believe will be needed to maintain profitable results.

      We expect to produce monthly, quarterly and cumulative reports on-line, which can be reviewed by our program teams and the Partner Agents to keep track of program results, spot trends and take action where it is needed. Our program teams, Partner Agents and senior management will determine corrective actions needed to maintain profitability and achieve desired targets. This formal review process should enable us to take action quickly by program and determine if a program needs to be terminated according to the exit strategy agreement with each of our Partner Agents.

          Claims Control

      Claims control is a critical factor in driving company performance. We view our claims control as one of our core areas of expertise, and we do not expect to outsource our claims handling responsibility or control to an outside entity. We believe that assigning integrated teams in the claims, underwriting and actuarial areas to specific customer groups will produce the best results. By doing this, our claim handlers will become familiar with the uniqueness of customers and their businesses. This approach should encourage more insightful investigations, enhanced legal defenses and more efficient claims resolution. Also, we believe that improved communications between claims, underwriting and actuarial teams will enhance risk selection, timely revision of underwriting criteria and program stability.

      Each program will have its own unique severity screen that will require certain claims to be centrally managed. This will allow us to identify potential severity and put our most experienced staff in control of these cases. Also, this identification of potential severity should encourage involvement by reinsurers, who can provide us with added technical input in strategy development and case resolution. Finally, a corporate quarterly review of severity claims can be shared with our program teams, senior management and Partner Agents.

      We expect to be able to attract a highly experienced staff of claims professionals in Chicago due to our senior management’s experience and knowledge of the Chicago marketplace. Based on our on-going actuarial analysis of the Partner Agent programs that we have signed, we should be able to determine claims frequency and provide sufficient staffing accordingly.

      We believe that strong corporate controls make case reserving, claims handling quality and administrative compliance more predictable. We plan to prepare technical manuals to detail what is expected in claims handling and processing. This should provide a clear understanding of expectations and allow for a direct link with the audit processes.

Information Technology

      We are implementing an Internet-based technology system to allow our program teams and Partner Agents to control underwriting, policy issuance and claims administration. We believe that this centralized system, simultaneously accessible to us and our Partner Agents, will help us to reduce high processing costs and eliminate duplication of data.

      Historically, various parties to an insurance contract have stored data relating to the same transaction in their proprietary systems. As a result, we believe they have been unable to effectively integrate this information, which has resulted in difficulties with resolving disputes. We believe that processing insurance transactions should be user friendly and fully automated. Our objective is to use a system that would provide a real-time communication link with our Partner Agents and improve data communication throughout our company.

      We believe our system will enable retail agents to access our Partner Agents’ websites for program guidelines, quotes, binding, policy issuance and maintenance, renewals, claims inquiry, loss control requirements and marketing information. The system would allow for electronic transfer from the retail agent, through a secure site, of all necessary information to qualify, underwrite, rate, quote, bind and process our business. A Partner Agent would then have control of the initial policy writing processes, allowing it to decline, accept or submit business from the retail agent based on our program guidelines. Concurrently, we would have the ability to access and report on the data created by each Partner Agent, as well as gauge each Partner Agent’s performance. In addition, we expect to be able to use our system for marketing, loss control information, regulatory compliance, policy issuance requests, cancellation status reports, billing and accounting processes, loss runs, online claims management, automated renewal processing, internal actuarial information and financial reporting.

      Our development of a technology-based policy administration system will be the largest technology investment that we expect to make and will be critical to the successful implementation of our business plan. We expect the system to be substantially implemented during the remainder of 2004. We have licensed software from SunGard for our policy processing on May 19, 2004 and AscendantOne for our rating technology on May 20, 2004. Our contract with SunGard is a perpetual, non-exclusive license. Through September 30, 2004, we have paid SunGard approximately $393,000 and expect to pay them an additional approximate amount of $825,000 for licensing and maintenance. Our agreement with AscendantOne is a five year non-exclusive license with automatic one-year renewals. Through September 30, 2004, we have paid AscendantOne approximately $32,500 and expect to pay approximately $930,000 over five years with the option to renew annually for approximately $190,000 for licensing and maintenance. Both contracts can be terminated if we fail to pay fees, to materially comply with our contract or we enter into bankruptcy proceedings. We have also contracted with SunGard and AscendantOne to provide us professional services on an hourly basis as part of our implementation.

Outsourcing Arrangements

      A major strategy for us will be to employ only professionals in core functions that we believe are key to our success, such as program managers, underwriters, actuarial staff, claims professionals, financial/accounting professionals and systems managers. All other non-core functions will be outsourced for day-to-day handling, with the accountability for critical decisions maintained by us.

      Currently, we have entered into an arrangement with SSC for administrative and operational support. We believe that SSC is uniquely situated to provide us with the resources and experience necessary in order to develop and implement our Partner Agent program strategy.

      SSC will provide us with expertise, support and service in the following key areas:

•	Program administration;

•	Form, rate and rules filings;

•	Billing and accounting for collections;

•	Regulatory compliance; and

•	Information systems and services.

      The integration of SSC into our innovative business strategy will give us immediate assistance in our outsourcing needs and, on a long-term basis, will help us to build a comprehensive system of management capabilities and controls.

      Our agreement with SSC, dated November 1, 2003, is for a term of 26 months. As of the date of this prospectus, we have paid SSC an initial fee of $0.5 million. We will pay SSC approximately $4.3 million for the remainder of the 2004 calendar year. For the 2005 calendar year, we will pay SSC a fee of approximately $8.7 million in equal monthly installments, commencing January 1, 2005. We and SSC will review SSC’s costs as of December 31, 2004 to determine if the 2005 calendar year payment should be increased. Either we or SSC can terminate the agreement at any time after October 1, 2005 upon 90 days’ written notice.

      We also are in negotiations with other vendors for investment management assistance, benefits, payroll and human resources support, and other needs as we deem appropriate.

Investment Philosophy

      We expect to concentrate on highly liquid and highly rated investments, primarily in fixed income securities, with reasonably short durations. Initially, we expect our portfolio to consist of taxable bonds to average in the three- to five-year duration range. We expect that we will have no significant investment or industry concentrations. Our strategy will consider liability durations and provide for unseen cash outflow needs. We anticipate that we will use primarily external investment managers with significant assets under management and experience in insurance company portfolio requirements.

Competition

      We expect to compete with a large number of major U.S. and non-U.S. insurers such as AIG, Travelers, CNA and ACE in our selected lines of business such as workers’ compensation, automobile liability, general liability and limited property coverages. We expect to face competition both from specialty insurance companies, underwriting agencies and intermediaries, as well as diversified financial services companies such as W.R. Berkley Corporation, Markel, Philadelphia Consolidated Holding and RLI. In addition, other newly formed and already-existing insurance companies such as Arch, Meadowbrook and Argonant, may be preparing to enter the same market segments in which we expect to compete. Since we have no operating history, we expect that our competitors will have greater name and brand recognition than we expect to have. Many of them also have higher financial strength and ratings assigned by independent ratings agencies and more (in some cases substantially more) capital and greater marketing and management resources than we expect to have and may offer a broader range of products and more competitive pricing than we expect to, or will be able to, offer.

      We expect that our competitive position will be based on many factors, including our perceived financial strength, ratings assigned by independent rating agencies, geographic scope of business, client relationships, premiums charged, contract terms and conditions, products and services offered (including the ability to design customized programs), speed of claims payment, reputation, experience and qualifications of employees, and local presence. We expect to be able to choose types and lines of businesses (tow trucks, workers’ compensation) that do not require “A” level A.M. Best ratings. We will work with a limited number of Partner Agents which will enable us to provide them with customized approaches to their business and give them long term (five years) exclusive arrangements. Our systems capability is designed for this business which enables us to change and adapt quicker to changes in the marketplace. Since we have not yet commenced operations, we may not be able to compete successfully on many, or any, of these bases.

      Conversely, we believe that as a result of the previous decline in the insurance market, and to take advantage of current market improvements, some companies have eliminated program business or have significantly reduced the size of their program business in order to concentrate on their core businesses. Some of the companies that had been a significant presence in the program business have ceased operations. We believe that our emphasis on specialty program commercial property and casualty insurance business, and in particular the way we plan to structure our operations through relationships with our Partner Agents, will help fill this void in the marketplace for program business.

Employees

      Shortly after the completion of this offering, we expect to hire 10 to 20 full-time employees in the areas of program management, underwriting, claims adjusting, actuarial, financial and accounting services, systems management and administration. We have hired, effective upon the completion of this offering, a chief information officer who has 20 years of experience in programming, developing and managing software and hardware for various businesses. In addition, we have hired, effective upon the completion of this offering, a general counsel who has 10 years of experience in transactional corporate, real estate and securities law practice areas, who recently served as general counsel of a technology company specializing in the insurance industry. We also have hired, effective upon the completion of this offering, three program directors and expect to hire a fourth program director upon completion of this offering, each of whom has more than 20 years of property and casualty insurance industry experience.

      Michael J. Nejman has over 25 years of experience in the property/casualty insurance industry. Mr. Nejman was the Senior Financial Officer for CNA’s commercial middle market business unit. His responsibilities included providing direction to CNA’s Commercial Affiliation Marketing, or CAM, programs. Subsequently, Mr. Nejman had executive profit and loss responsibility for five niche market specialty business units.

      Daniel A. Cacchione has over 20 years of experience in the property/casualty insurance industry. Mr. Cacchione has considerable experience in developing and managing affinity group insurance business, primarily through CNA’s CAM Division, where he served as Senior Vice President.

      Diane Melton has 24 years of experience in the property/casualty insurance industry. Ms. Melton has considerable underwriting experience, including at Texas Mutual Insurance Company, where she served as director of underwriting. At Texas Mutual, Ms. Melton restructured underwriting discipline and was responsible for expense, premium and strategic planning and reinsurance for $680 million of workers’ compensation business.

      In addition, we expect to have approximately 40 employees of SSC involved in varying degrees in our business operations. As our business grows, we would add appropriate additional staff.

Facilities

      Currently we are working out of temporary office space in Dallas. We expect to locate to Chicago after the completion of this offering and we currently are identifying office space. We have chosen Chicago due to its central location, good transportation and readily available source of insurance professionals. Further, members of our senior management have worked or live in Chicago and, as a result, are familiar with the business environment of that city.

Legal Proceedings

      We are not currently a party to any material legal proceeding.

Ratings

      Our financial strength will be regularly reviewed by independent rating agencies, who assign a rating based upon items such as results of operations, capital resources and minimum policyholders’ surplus requirements. We have received a secure category indicative rating of “B+” from A.M. Best. See “Risk Factors— We have received a secure category indicative rating of “B+” (Very Good) from A.M. Best. A poor final rating or a future downgrade in our rating could affect our competitive position with customers and our indicative rating may put us at a disadvantage with higher-rated carriers.”

      Some agents may be unwilling or unable to write certain lines of business with us because of our indicative rating. We may seek to enter into fronting arrangements under which policies may be nominally written by a higher-rated insurer to allow our Partner Agents to produce business in these lines, but there can be no assurances that these arrangements will be available at a reasonable price or acceptable to agents. In addition, the cost of these arrangements will reduce our operating profit.

REGULATION

      We intend to develop our business through our subsidiary. As of the closing of this offering, Potomac is licensed to conduct insurance business in 41 states and the District of Columbia. All of the issued and outstanding stock of Potomac will be owned by us.

General

      Our operating subsidiary is subject to detailed regulation throughout the United States. Although there is limited federal regulation of the insurance business, each state has a comprehensive system for regulating insurers operating in that state. The laws of the various states establish supervisory agencies with broad authority to regulate, among other things, licenses to transact business, premium rates for certain coverages, trade practices, market conduct, agent licensing, policy forms, underwriting and claims practices, reserve adequacy, transactions with affiliates and insurer solvency. Many states also regulate investment activities on the basis of quality, distribution and other quantitative criteria. Further, most states compel participation in and regulate composition of various shared market mechanisms. States also have enacted legislation that regulates insurance holding company systems, including acquisitions, dividends, the terms of affiliate transactions, and other related matters. Our operating subsidiary is domiciled in Illinois.

      Insurance companies also are affected by a variety of state and federal legislative and regulatory measures and judicial decisions that define and qualify the risks and benefits for which insurance is sought and provided. These include redefinitions of risk exposure in such areas as product liability, environmental damage and workers’ compensation. In addition, individual state insurance departments may prevent premium rates for some classes of insureds from reflecting the level of risk assumed by the insurer for those classes. Such developments may result in adverse effects on the profitability of various lines of insurance. In some cases, these adverse effects on profitability can be minimized, when possible, through the repricing of coverages if permitted by applicable regulations, or the limitation or cessation of the affected business, which may be restricted by state law.

      Most states have insurance laws requiring that property and casualty rate schedules, policy or coverage forms, and other information be filed with the state’s regulatory authority. In many cases, such rates and/or policy forms must be approved prior to use. A few states have recently considered or enacted limitations on the ability of insurers to share data used to compile rates.

      Insurance companies are required to file detailed annual reports with the state insurance regulators in each of the states in which they do business, and their business and accounts are subject to examination by such regulators at any time. In addition, these insurance regulators periodically examine each insurer’s financial condition, adherence to statutory accounting practices, and compliance with insurance department rules and regulations.

      Applicable state insurance laws, rather than federal bankruptcy laws, apply to the liquidation or reorganization of insurance companies.

Insurance Regulation Concerning Change or Acquisition of Control

      The insurance regulatory codes in our operating subsidiary’s domiciliary state contain provisions (subject to certain variations) to the effect that the acquisition of “control” of a domestic insurer or of any person that directly or indirectly controls a domestic insurer cannot be consummated without the prior approval of the domiciliary insurance regulator. In general, a presumption of “control” arises from the direct or indirect ownership, control, possession with the power to vote or possession of proxies with respect to 10% or more of the voting securities of a domestic insurer or of a person that controls a domestic insurer. A person seeking to acquire control, directly or indirectly, of a domestic insurance company or of any person controlling a domestic insurance company generally must file with the relevant insurance regulatory authority a statement relating to the acquisition of control containing certain information required by statute and published regulations and provide a copy of such statement to the domestic insurer and obtain the prior approval of such regulatory agency for the acquisition. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to state agencies of a change in control of a non-domestic insurance company admitted in that state. While such pre-acquisition notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic admitted insurer doing business in the state if certain conditions exist, such as undue market concentration.

Regulation of Dividends and Other Payments from Our Operating Subsidiary

      We are a legal entity separate and distinct from our subsidiary. As a holding company with no other business operations, our primary sources of cash to meet our obligations, including principal and interest payments with respect to indebtedness, will be available dividends and other statutorily permitted payments, such as tax allocation payments and management and other fees, from our operating subsidiary. Our operating subsidiary will be subject to various state statutory and regulatory restrictions, including regulatory restrictions that are imposed as a matter of administrative policy, applicable generally to any insurance company in its state of domicile, which limit the amount of dividends or distributions an insurance company may pay to its stockholders without prior regulatory approval. The restrictions are generally based on certain levels or percentages of surplus, investment income and operating income, as determined in accordance with SAP, which differ from GAAP. Generally, dividends may be paid only out of earned surplus. In every case, surplus subsequent to the payment of any dividends must be reasonable in relation to an insurance company’s outstanding liabilities and must be adequate to meet its financial needs.

      Illinois law provides that no dividend or other distribution may be declared or paid at any time except out of earned surplus, rather than contributed surplus. A dividend or other distribution may not be paid if the surplus of the domestic insurer is at an amount less than that required by Illinois law for the kind or kinds of business to be transacted by such insurer, nor when payment of a dividend or other distribution by such insurer would reduce its surplus to less than such amount. A domestic insurer, which is a member of a holding company system, must report to the insurance director, or the Director, all ordinary dividends or other distributions to stockholders within five business days following the declaration and no less than 10 business days prior to the payment thereof.

      Illinois law further provides that no domestic insurer, which is a member of a holding company system, may pay any extraordinary dividend or make any other extraordinary distribution to its securityholders until: (1) 30 days after the Director has received notice of the declaration thereof and has not within such period disapproved the payment; or (2) the Director approves such payment within the 30-day period. Illinois law defines an extraordinary dividend or distribution as “any dividend or distribution of cash or other property whose fair market value, together with that of other dividends or distributions, made within the period of 12 consecutive months ending on the date on which the proposed dividend is scheduled for payment or distribution exceeds the greater of: (a) 10% of the company’s surplus as regards policyholders as of the 31st day of December next preceding, or (b) the net income of the company for the 12-month period ending the 31st day of December next preceding, but does not include pro rata distributions of any class of the company’s own securities.”

      If insurance regulators determine that payment of a dividend or any other payments to an affiliate (such as payments under a tax-sharing agreement or payments for employee or other services) would, because of the financial condition of the paying insurance company or otherwise, be hazardous to such insurance company’s policyholders, the regulators may prohibit such payments that would otherwise be permitted without prior approval.

Statutory Surplus and Capital

      In connection with the licensing of insurance companies, an insurance regulator may limit or prohibit the writing of new business by an insurance company within its jurisdiction when, in the regulator’s judgment, the insurance company is not maintaining adequate statutory surplus or capital. We do not currently anticipate that any regulator would limit the amount of new business that our operating subsidiary may write.

Risk-Based Capital

      In order to enhance the regulation of insurer solvency, the NAIC adopted in December 1993 a formula and model law to implement risk-based capital requirements for property and casualty insurance companies. These risk-based capital requirements are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policyholder obligations. The risk-based capital model for property and casualty insurance companies measures three major areas of risk facing property and casualty insurers:

•	underwriting, which encompasses the risk of adverse loss developments and inadequate pricing;

•	declines in asset values arising from credit risk; and

•	declines in asset values arising from investment risks.

      Under the approved formula, an insurer’s statutory surplus is compared to its risk-based capital requirement. If this ratio is above a minimum threshold, no company or regulatory action is necessary. Below this threshold are four distinct action levels at which a regulator can intervene with increasing degrees of authority over an insurer as the ratio of surplus to risk-based capital requirement decreases. The four action levels include:

•	insurer is required to submit a plan for corrective action;

•	insurer is subject to examination, analysis and specific corrective action;

•	regulators may place insurer under regulatory control; and

•	regulators are required to place insurer under regulatory control.

Accreditation

      The NAIC has instituted its Financial Regulatory Accreditation Standards Program, or FRASP, in response to federal initiatives to regulate the business of insurance. FRASP provides a set of standards designed to establish effective state regulation of the financial condition of insurance companies. Under FRASP, a state must adopt certain laws and regulations, institute required regulatory practices and procedures, and have adequate personnel to enforce these laws and regulations in order to become an “accredited” state. Accredited states are not able to accept certain financial examination reports of insurers prepared solely by the regulatory agency in an unaccredited state.

NAIC IRIS Ratios

      In the 1970s, the NAIC developed a set of financial relationships or “tests” called the Insurance Regulatory Information System, or IRIS, that were designed to facilitate early identification of companies that may require special attention by insurance regulatory authorities. Insurance companies submit data on an annual basis to the NAIC, which in turn analyzes the data utilizing ratios covering 12 categories of financial data with defined “usual ranges” for each category. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial or eliminated at the consolidated level. Generally, an insurance company may become subject to increased scrutiny if it falls outside the usual ranges on four or more of the ratios.

Investment Regulation

      Our operating subsidiary is subject to state laws and regulations that require diversification of investment portfolios and that limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations may cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. As of December 31, 2003, we believe our investments complied with such laws and regulations in all material respects.

Guaranty Funds and Assigned Risk Plans

      Most states require all admitted insurance companies to participate in their respective guaranty funds that cover various claims against insolvent insurers. Solvent insurers licensed in these states are required to cover the losses paid on behalf of insolvent insurers by the guaranty funds and generally are subject to annual assessments in the state by its guaranty fund to cover these losses. Some states also require licensed insurance companies to participate in assigned risk plans that provide coverage for automobile insurance and other lines for insureds that, for various reasons, cannot otherwise obtain insurance in the open market. This participation may take the form of reinsuring a portion of a pool of policies or the direct issuance of policies to insureds. The calculation of an insurer’s participation in these plans is usually based on the amount of premium for that type of coverage that was written by the insurer on a voluntary basis in a prior year. Participation in assigned risk pools tends to produce losses that result in assessments to insurers writing the same lines on a voluntary basis.

Credit for Reinsurance

      A primary insurer ordinarily will enter into a reinsurance agreement only if it can obtain credit for the reinsurance ceded on its statutory financial statements. In general, credit for reinsurance is allowed in the following circumstances:

•	if the reinsurer is licensed in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed;

•	if the reinsurer is an “accredited” or otherwise approved reinsurer in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed;

•	in some instances, if the reinsurer (1) is domiciled in a state that is deemed to have substantially similar credit for reinsurance standards as the state in which the primary insurer is domiciled and (2) meets financial requirements; or

•	if none of the above apply, to the extent that the reinsurance obligations of the reinsurer are secured appropriately, typically through the posting of a letter of credit for the benefit of the primary insurer or the deposit of assets into a trust fund established for the benefit of the primary insurer.

Statutory Accounting Principles

      Statutory accounting principles, or SAP, is a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. It is primarily concerned with measuring an insurer’s surplus to policyholders. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer’s domiciliary state.

      GAAP is concerned with a company’s solvency, but it is also concerned with other financial measurements, such as income and cash flows. Accordingly, GAAP gives more consideration to appropriate matching of revenue and expenses and accounting for management’s stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as opposed to SAP.

      Statutory accounting practices established by the NAIC and adopted, in part, by state insurance departments will determine, among other things, the amount of our statutory surplus and statutory net income, which will affect, in part, the amount of funds our operating subsidiary has available to pay dividends to us.

Federal Regulation

      Although state regulation is the dominant form of regulation for insurance and reinsurance business, the federal government has shown increasing concern over the adequacy of state regulation. It is not possible to predict the future impact of any potential federal regulations or other possible laws or regulations on our capital and operations, and the enactment of such laws or the adoption of such regulations could materially adversely affect our business.

      The Gramm Leach Bliley Act, or GLBA, which made fundamental changes in the regulation of the financial services industry in the United States, was enacted on November 12, 1999. The GLBA permits the transformation of the already converging banking, insurance and securities industries by permitting mergers that combine commercial banks, insurers and securities firms under one holding company, a “financial holding company.” Bank holding companies and other entities that qualify and elect to be treated as financial holding companies may engage in activities, and acquire companies engaged in activities, that are “financial” in nature or “incidental” or “complementary” to such financial activities. Such financial activities include acting as principal, agent or broker in the underwriting and sale of life, property, casualty and other forms of insurance and annuities.

      Until the passage of the GLBA, the Glass-Steagall Act of 1933 had limited the ability of banks to engage in securities-related businesses, and the Bank Holding Company Act of 1956, as amended, had restricted banks from being affiliated with insurers. With the passage of the GLBA, among other things, bank holding companies may acquire insurers and insurance holding companies may acquire banks. The ability of banks to affiliate with insurers may affect our product lines by substantially increasing the number, size and financial strength of potential competitors.

      In response to the tightening of supply in some insurance markets resulting from, among other things, the terrorist attacks of September 11, 2001, the Terrorism Risk Insurance Act of 2002, or TRIA, was enacted to ensure the availability of insurance coverage for terrorist acts in the United States. This law establishes a $100 billion federal assistance program through the end of 2005 to help the commercial property and casualty insurance industry cover claims related to certified acts of terrorism, regulates the terms of insurance relating to terrorism coverage and requires some U.S. commercial property and casualty insurers to make available to their policyholders terrorism insurance coverage for certified acts of terrorism at the same limits and terms as is available for other coverages. Exclusions or sub-limit coverage for certified acts of terrorism may be established, but solely at the discretion of the insured.

      A certified act of terrorism is defined by TRIA as an act of terrorism, resulting in aggregate losses greater than $5 million, that is violent or dangerous to human life, property or infrastructure, resulting in damage within the United States or its territories and possessions, or outside the United States in the case of a U.S. flagged vessel, air carrier or mission, committed by an individual or individuals acting on behalf of any foreign person or foreign interest in an effort to coerce the U.S. civilian population or influence the policy of or affect the U.S. government’s conduct by coercion. We currently are unable to predict the extent to which TRIA may affect the demand for our products or the risks that may be available for us to consider underwriting. The extent to which coverage for acts of terrorism will be offered by the insurance and reinsurance markets in the future is uncertain and we may or may not offer such coverage in the future.

Legislative and Regulatory Proposals

      From time to time, various regulatory and legislative changes have been proposed in the insurance and reinsurance industry. These proposals have included the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers. We are unable to predict whether any of these or other proposed laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our operations and financial condition.

MANAGEMENT

Directors and Executive Officers

      Our directors and executive officers are as follows:

Name	Age	Position

Courtney C. Smith	56	Chief Executive Officer, President and Chairman of the Board of Directors
Peter E. Jokiel	57	Executive Vice President, Chief Financial Officer, Treasurer and Director
William S. Loder	55	Senior Vice President, Chief Underwriting Officer and Secretary
Gary J. Ferguson	60	Senior Vice President and Chief Claims Officer
Robert E. Dean	53	Director
Raymond C. Groth	57	Director
Robert H. Whitehead	70	Director
Russell E. Zimmermann	64	Director

      Courtney C. Smith – Chief Executive Officer, President and Director. Mr. Smith was appointed as the Chairman of our board in May 2004, as our President and a director in April 2003 and as our Chief Executive Officer in December 2003. Mr. Smith has 32 years of experience in the property and casualty insurance industry. From April 1999 to April 2002, Mr. Smith was Chief Executive Officer and President of TIG Specialty Insurance, or TIG, a leading specialty insurance underwriter. While at TIG, Mr. Smith was instrumental in restructuring the company and changed TIG from an outsourced company to a controlled program specialty company. From November 1992 to March 1999, Mr. Smith was Chairman, Chief Executive Officer and President of Coregis Group, Inc., an insurer specializing in program business consolidated from the various Crum & Forster companies. Prior thereto, he served in various executive positions at Industrial Indemnity, AIG and Hartford Insurance Group. Mr. Smith is a member of the Society of Chartered Property and Casualty Underwriters, served on the advisory board of Illinois State University’s Katie Insurance School, was a member of the board of directors of the Alliance of American Insurers and was a trustee of American Institute of CPCU/ Insurance Institute of America.

      Peter E. Jokiel – Executive Vice President, Chief Financial Officer, Treasurer and Director. Mr. Jokiel was appointed as our Chief Financial Officer, Treasurer and a director in December 2003 and was appointed as our Executive Vice President in June 2004. Mr. Jokiel has over 30 years experience in the insurance industry. From April 1997 to January 2001, Mr. Jokiel was President and Chief Executive Officer of CNA Financial Corporation’s life operations. From November 1990 to April 1997, he was Chief Financial Officer of CNA Financial Corporation, or CNA. Prior to that time, Mr. Jokiel served in various senior management positions at CNA and was an accountant at Touche Ross & Co. in Chicago. He is a certified public accountant and is a member of the American Institute of Certified Public Accountants and the Illinois Society of CPAs. Mr. Jokiel is a past member of the FASB Emerging Issues Task Force and the AICPA Insurance Companies Committee.

      William S. Loder – Senior Vice President, Chief Underwriting Officer and Secretary. Mr. Loder was appointed as our Secretary in April 2003 and as our Senior Vice President and Chief Underwriting Officer in December 2003. Mr. Loder has over 30 years of experience in the insurance industry. From July 2000 to July 2002, Mr. Loder worked for TIG Specialty Insurance, where he was responsible for corporate strategies, planning and company underwriting. From May 1977 to July 2000, he was President of the CNA office in Atlanta, where he had management responsibility for all insurance lines for production, profit, claims and policy services. Prior to that time, Mr. Loder held executive positions at CNA and Aetna Life & Casualty.

      Gary J. Ferguson – Senior Vice President and Chief Claims Officer. Mr. Ferguson was appointed our Senior Vice President and Chief Claims Officer in December 2003. From February 2002 to July 2003,

Mr. Ferguson was managing director responsible for claims functions at TIG Specialty Insurance. From December 1997 to October 2001, Mr. Ferguson served as Senior Vice President for Zenith Insurance Company. Mr. Ferguson served as Chief Claims Officer of Coregis Group, Inc. from July 1992 to December 1997. From July 1966 to July 1992, he held senior claims positions at Crum & Forster and Industrial Indemnity. Mr. Ferguson has 38 years of experience in the insurance industry.

      Robert E. Dean – Director. Mr. Dean was named a director of Specialty Underwriters’ Alliance, Inc. in May 2004. Mr. Dean is a private investor. From October 2000 to December 2003, Mr. Dean was a Managing Director of Ernst & Young Corporate Finance LLC, a wholly owned broker-dealer subsidiary of Ernst & Young LLP, serving as member of the Board of Managers from December 2001 to December 2003. From June 1976 to September 2000, Mr. Dean was employed by Gibson, Dunn & Crutcher LLP, where he practiced corporate and securities law and represented numerous public and private companies and investment banks. Mr. Dean was Partner-in-Charge of the Orange County, California, office from 1993 to 1996, was a member of the law firm’s Executive Committee from 1996 to 1999 and co-chaired its financial institutions practice related to banks, thrifts, mortgage and insurance companies. He currently serves as a director, chairman of the compensation committee and member of the audit committee of ResMAE Financial Corporation.

      Raymond C. Groth – Director. Mr. Groth was named a director of Specialty Underwriters’ Alliance, Inc. in May 2004. Since March 2001, he has been an Adjunct Professor of Business Administration at The Fuqua School of Business, Duke University. From June 1994 to March 2001, Mr. Groth was Managing Director for First Union Securities, Inc. Mr. Groth held several positions in The Investment Banking Department of The First Boston Corporation from September 1979 to March 1992. From June 1972 to August 1979, Mr. Groth was an associate with Cravath, Swaine & Moore LLP. He currently serves as a director and is a member of the audit committee and the corporate governance and nominating committee of CT Communications, Inc. and serves as a director of The Charlotte Symphony Orchestra.

      Robert H. Whitehead – Director. Mr. Whitehead was named a director of Specialty Underwriters’ Alliance, Inc. in August 2004. Mr. Whitehead has over 40 years of experience in insurance business. From 1994 to 1997, he was a director of FHP Financial Corporation, a large California HMO. From June 1993 to June 1995, Mr. Whitehead worked on the rehabilitation of the Hawaiian Insurance Guaranty Company, Ltd. From December 1963 to June 1993, Mr. Whitehead worked at Industrial Indemnity Company of San Francisco, California where he held a number of positions, including President and Chief Operating Officer. In addition, from 1955 to 1963 he held numerous insurance and reinsurance positions in London, New York, Montreal and Toronto. In the past he has been heavily involved in insurance hearings and other legislative activities at the state level in California. Mr. Whitehead has been an independent consultant since 1995.

      Russell E. Zimmermann – Director. Mr. Zimmermann was named a director of Specialty Underwriters’ Alliance, Inc. in May 2004. He is a retired partner of Deloitte & Touche LLP. Mr. Zimmermann was employed by Deloitte from March 1965 to May 2000. Mr. Zimmermann has 35 years of experience serving public and privately held companies in the insurance, manufacturing, banking, mutual fund and retail industries, including nearly 28 years serving as lead client services partner. He is a past member of the American Institute of Certified Public Accountants and the Illinois Society of Certified Public Accountants. Mr. Zimmermann currently serves as a director and chairman of the audit committee of ShoreBank Corporation.

Board of Directors

      Pursuant to our bylaws, the number of directors on our board is currently fixed at seven. Six directors are presently serving on our board, four of whom are independent as that term is defined by the National Association of Securities Dealers Inc., and there is one vacancy. All directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified.

Board Committees

      Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, all of which are comprised entirely of independent directors. Our board of directors has also established an executive committee.

          Audit Committee

      The audit committee assists our board of directors in its oversight of:

•	the integrity of our financial statements;

•	the independent auditor’s qualifications and independence; and

•	the performance of our independent auditors.

      The audit committee also has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent auditors, PricewaterhouseCoopers LLP. In addition, approval of the audit committee is required prior to our entering into any related-party transaction.

      The members of our audit committee are Mr. Zimmermann, who is also the chairman of the committee, Mr. Whitehead and Mr. Dean.

          Compensation Committee

      The compensation committee reviews and determines, together with the other independent directors if directed by the board of directors, the compensation of our executive officers and reviews and approves employment and severance agreements with our executive officers. The compensation committee also administers the issuance of stock options and other awards under our stock plans and establishes and reviews policies relating to the compensation and benefits of our employees and consultants.

      The members of the compensation committee are Mr. Dean, who is also the chairman of the committee, and Mr. Groth.

          Executive Committee

      The executive committee’s responsibilities include:

•	exercising the authority of the board of directors with respect to matters requiring action between meetings of the board of directors; and

•	deciding issues from time to time delegated by the board of directors.

      The members of our executive committee are Mr. Whitehead, who is also the chairman of the committee, Mr. Smith and Mr. Jokiel.

          Nominating and Corporate Governance Committee

      The nominating and corporate governance committee:

•	identifies and nominates members of the board of directors;

•	develops and recommends to the board of directors a set of corporate governance principles applicable to us; and

•	oversees the evaluation of the board of directors and management.

      Procedures for the consideration of director nominees recommended by stockholders will be set forth in our amended and restated bylaws, which will be effective upon completion of this offering.

      The members of our nominating and corporate governance committee are Mr. Groth, who is also the chairman of the committee, and Mr. Zimmerman.

Director Compensation

      We expect to pay an annual retainer of $40,000 to each independent director. In addition, each independent director would receive a fee of $2,500 for each meeting of the board of directors attended. Each independent director who chairs a committee also would receive an annual retainer of $5,000, as well as $2,000 for each meeting of such committee of the board chaired. Each other independent director would receive a fee of $1,000 for each meeting of a committee of the board of directors attended. Board fees for telephonic board and committee meetings are compensated at one-half the amount for in-person meetings. We also will reimburse our independent directors for reasonable expenses they incur in attending board of directors or committee meetings. Our stock option plan provides for an automatic annual grant of options to purchase 10,000 shares of our common stock to each of our non-employee directors. Such options will vest over time, commencing one year after the date of grant.

Compensation Committee Interlocks and Insider Participation

      The members of our compensation committee will have no interlocking relationships as defined under the regulations of SEC.

Corporate Governance

      We believe that we will comply with all Nasdaq National Market corporate governance and listing requirements upon the closing of this offering without relying on any transition periods available to companies listing in conjunction with their initial public offering.

Employment and Noncompetition Agreements

      We have entered into employment agreements with the following executive officers:

      We entered into an employment agreement with Courtney C. Smith, dated as of November 19, 2003, as amended, which provides that Mr. Smith will serve as our President and Chief Executive Officer. The agreement will commence on completion of this offering and be effective until December 31, 2007. The agreement may be automatically extended for three successive one-year periods, unless terminated by either party upon at least 90 days’ notice prior to the renewal date. The agreement provides for a base salary of $400,000 and a non-discretionary increase of 5% in each of the second and third full fiscal years. For the partial year ending December 31, 2004, Mr. Smith will receive a bonus equal to $100,000 in recognition of his contribution to our organizational activities and successful completion of our initial public offering. For each full fiscal year during the term of the employment agreement, Mr. Smith will be eligible to receive an annual bonus of no more than 100% of base salary. Mr. Smith also will be granted stock options at the completion of this offering to purchase 475,000 shares as an inducement to accept his position and as a performance incentive.

      We entered into an employment agreement with Peter E. Jokiel, dated as of December 1, 2003, as amended, which provides that Mr. Jokiel will serve as our Chief Financial Officer. The agreement will commence on completion of this offering and be effective until December 31, 2007. The agreement may be automatically extended for three successive one-year periods, unless terminated by either party upon at least 90 days’ notice prior to the renewal date. The agreement provides for a base salary of $350,000 and a non-discretionary increase of 5% in each of the second and third full fiscal years. For the partial year ending December 31, 2004, Mr. Jokiel will receive a bonus equal to $87,500 in recognition of his contribution to our organizational activities and successful completion of our initial public offering. For each full fiscal year during the term of the employment agreement, Mr. Jokiel will be eligible to receive an annual bonus of no more than 100% of base salary. Mr. Jokiel also will be granted stock options at the completion of this offering to purchase 340,000 shares as an inducement to accept his position and as a performance incentive.

      We entered into an employment agreement with William S. Loder, dated as of November 19, 2003, as amended, which provides that Mr. Loder will serve as our Chief Underwriting Officer. We also entered into an employment agreement with Gary J. Ferguson, dated November 20, 2003, as amended, which provides that Mr. Ferguson will serve as our Chief Claims Officer. Each agreement will commence on completion of this offering and be effective until December 31, 2007. The agreement may be automatically extended for three successive one-year periods, unless terminated by either party upon at least 90 days’ notice prior to the renewal date. Each agreement provides for a base salary of $250,000 and a non-discretionary increase of 5% in each of the second and third full fiscal years. Under such agreements, for the partial year ending December 31, 2004, each of Mr. Loder and Mr. Ferguson will receive a bonus equal to $62,500 in recognition of his contribution to our organizational activites and successful completion of our initial public offering. For each full fiscal year during the term of his employment agreement, each officer will be eligible to receive an annual bonus of no more than 100% of base salary. Each officer also will be granted stock options at the completion of this offering to purchase 160,000 shares as an inducement to accept his position and as a performance incentive.

      Each of our employment agreements provides that the bonuses are computed in the following manner:

•	For the partial year ending December 31, 2004, each executive will receive a bonus equal to 25% of the executive’s base salary level in recognition of his contribution to our organizational activities and successful completion of our initial public offering.

•	Until December 31, 2007 for each of the first three full fiscal years after this offering, each executive will (1) receive a non-performance related bonus equal to 25% of the executive’s base salary for such fiscal year provided the executive is employed by us at the end of such fiscal year and (2) be eligible to receive a performance based bonus of up to 75% of the executive’s base salary, if the performance goals for the executive determined by our compensation committee for the respective full fiscal year are achieved; and

•	After December 31, 2007, each executive will be eligible to receive a performance-based bonus of up to 100% of the executive’s base salary, if the performance goals for the executive determined by our compensation committee for the respective fiscal year are achieved.

      In addition, each of our employment agreements with our executive officers may be terminated by us or the executive for any reason upon 90 days’ notice. In addition, each agreement provides that in the event of termination by (1) us due to the executive’s death or disability or cause, or (2) by the executive other than for good reason, the executive will be entitled to receive:

•	base salary up to and including the effective date of termination, prorated on a daily basis;

•	payment for any accrued, unused vacation as of the effective date of termination;

•	in the event of termination due to the executive’s death or disability, any performance-based bonus previously earned but not paid;

•	a prorated amount of any guaranteed bonus, if termination occurs during the first three fiscal years after the commencement of the agreement; and

•	any other benefits (if any) payable upon the executive’s death or disability.

      Further, each agreement provides that in the event of termination by (1) us other than due to the executive’s death or disability or cause, or (2) by the executive for good reason, the executive will be entitled to receive:

•	a lump sum payment of an amount equal to the amount of the executive’s base salary that would have been paid to the executive through the date on which the term otherwise would have ended (or through the date on which the initial term otherwise would have ended); provided, however, that if such termination occurs within 18 months before the date on which the initial term otherwise would have ended, or as a result of our failure to extend the initial term to the full extent of the three one-year extension periods, or during any extension period, then the executive will instead receive a lump sum payment of an amount equal to 150% of the annual amount of the executive’s base salary calculated at the rate in effect at the date of such termination;

•	a lump sum payment of an amount equal to 50% of the amount of the executive’s base salary paid pursuant to the employment agreement;

•	any performance-based bonus previously earned but not paid; and

•	any payment for any accrued, unused vacation as of the date of termination.

      Each employment agreement provides that during the executive’s employment (and for the further period described below), the executive will not within the United States:

•	engage in any activity that competes with us in the business of insurance;

•	solicit any person or entity which is then a customer or party to any insurance-related contract with us or has been a customer or supplier or such a party or solicited by us in the preceding two-year period, to divert their business to any entity other than us;

•	solicit for employment, engage and/or hire any person who is then employed by us or engaged by us as an independent contractor or consultant; and/or

•	encourage or induce any person who is then employed by us or engaged by us as an independent contractor or consultant to end his/her business relationship with us.

      Each employment agreement also provides that if employment is terminated by the executive other than for good reason, the executive has agreed not to compete with us through the date on which the employment would have otherwise ended. If the employment is terminated for cause, the executive has agreed not to compete with us through the longer of (1) one year following the termination of his employment with us, or (2) the period during which the term would have otherwise continued in effect. During such period, we will continue to pay the executive the base salary and any guaranteed bonus, if applicable. We, at our sole option, may choose to terminate such payments at any time during the restricted period, at which time the executive will no longer be subject to the non-competition restrictions. If the employment is terminated under any circumstances that result in any payments from us to the executive, each of the executives has agreed not to compete with us through the longer of (1) one year following the termination of his employment with us, (2) the period during which we continue to pay the base salary to the executive, or (3) two years following the termination of his employment with us in case the termination is due to causes other than the executive’s death or disability, cause, good reason or change in control. In any event, an executive will no longer be subject to such restrictions if, at his sole option, he advises us that he will forfeit receipt of any further payments.

      Notwithstanding the provisions described above, if the executive’s employment is terminated by us, other than due to the executive’s death or disability or cause, or by the executive for good reason, in either case, upon or within six months following a “change in control”, then, (1) all stock options then held by the executive that were not previously exercised will become fully vested and exercisable; (2) any performance-based bonus previously earned but unpaid will become fully vested and will be paid as soon as practicable; and (3) the executive shall be entitled to receive a lump sum payment of an amount equal to three times the annual amount of the executive’s base salary calculated at the rate in effect at the date of such termination. Notwithstanding the preceding, if these benefits and payments, either alone or together with other benefits and payments that the executive has the right to receive either directly or indirectly from us or any of our affiliates, would constitute an excess parachute payment, or excess payment, under Section 280G of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, the executive hereby agrees that these benefits and payments will be reduced (but not below zero) by the amount necessary to prevent any such benefits and payments to the executive from constituting an excess payment, as determined by our independent auditor.

      “Cause” means that the executive: (1) has committed an act constituting a misdemeanor involving moral turpitude or a felony under the laws of the United States or any state or political subdivision thereof; (2) has committed an act constituting a breach of fiduciary duty, gross negligence or willful misconduct; (3) has engaged in conduct that materially violated our then-existing material internal policies or procedures and which is detrimental to the business, reputation, character or standing of us or any of our affiliates; (4) has committed an act of fraud, self dealing, conflict of interest, dishonesty or misrepresentation; or (5) after written notice by us and a reasonable opportunity to cure, has materially breached his obligations as set forth in his employment agreement.

      “Good Reason” will apply if the executive sends us written notice setting forth the alleged good reason and after a 60-day cure period there continues to be: (1) a material adverse change in the executive’s title, position or responsibilities; and/or (2) a material breach by us of any material provision of the employment agreement.

      “Change in Control” is defined as:

•	any person or group of persons acting in concert (other than any person who, prior to this offering, is a holder of our voting securities) that holds or becomes entitled to more than 50% of the combined voting power of our outstanding voting securities;

•	following this offering, our board of directors approves our merger or consolidation with any other corporation, other than a merger or consolidation that would result in all or substantially all of the holders of our voting securities immediately prior thereto continuing to hold at least 50% of the combined voting power of our outstanding voting securities or the surviving entity immediately after such merger or consolidation; or

•	following this offering, our board of directors approves a plan of our complete liquidation or an agreement for the sale or disposition by us of all or substantially all of our assets, other than any such sale or disposition where all or substantially all of the holders of our voting securities immediately prior thereto continue to hold at least 50% of the combined voting power of the outstanding voting securities of the acquiror or transferee entity immediately after such sale or disposition.

Stock Option Plan

      Our board of directors and stockholders approved our 2004 Stock Option Plan, or the Plan, on April 27, 2004. The purpose of the Plan is to provide directors, employees, consultants and independent contractors with additional incentives by increasing their personal ownership interests in our company. Individual awards under the Plan may take the form of:

•	incentive stock options, or

•	non-qualified stock options.

      Our compensation committee is expected to administer the Plan and would therefore select the individuals who will receive awards and the terms and conditions of those awards. The maximum number of shares of common stock that may be issued under the Plan may not exceed 2,400,000. The maximum number of shares of common stock that may be the subject of options granted to any individual during any calendar year shall not exceed 500,000. Shares of common stock subject to awards that have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards. In addition, the Plan provides that on the first business day following each annual meeting of stockholders (and on the date on which a non-employee director first becomes a member of our board of directors before the first annual meeting), each non-employee director will receive an automatic option grant to purchase 10,000 shares of common stock.

      The Plan will remain in effect until April 27, 2014, unless earlier terminated by our board of directors. An increase in the number of shares issuable under the Plan or a change in the class of persons to whom options may be granted may be made by our board of directors but is subject to the approval of the stockholders within one year of such amendment. In addition, the Plan may otherwise be amended by our board of directors without the consent of the stockholders.

      The Plan provides that the term of any option may not exceed ten years.

      Upon the completion of this offering, 1,527,000 options will have been granted under the Plan.

SECURITY OWNERSHIP

      The following table sets forth information as of October 15, 2004 regarding the beneficial ownership of our outstanding common stock by:

•	each person or group that we know owns more than 5% of our common stock,

•	each of our directors and named executive officers, and

•	all of our directors and named executive officers as a group.

      Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names.

			Percentage of Shares of
	Number of Shares of		Common Stock Outstanding
	Common Stock
Name and address of Beneficial Owner(1)	Beneficially Owned(2)		Before Offering	After Offering

Friedman, Billings, Ramsey Group, Inc.	745,575	(3)	*	3.60%
1001 Nineteenth Street North, 18th Floor
Arlington, VA 22209
Standard American Insurance Limited	283,480	(4)	*	1.37%
44 Church Street
Hamilton HM 12 Bermuda
Courtney C. Smith	118,228	(5)	100%	*
Peter E. Jokiel	74,928	(6)	*	*
William S. Loder	32,687	(7)	*	*
Gary J. Ferguson	27,068	(8)	*	*
Robert E. Dean	2,500	(9)	*	*
Raymond C. Groth	1,000	(10)	*	*
Robert H. Whitehead	500	(11)	*	*
Russell E. Zimmermann	1,500	(12)	*	*
All executive officers and directors as a group (8 persons)	258,411		100%	1.25%

*	Less than 1%.

(1)	All addresses are those of Specialty Underwriters’ Alliance, Inc., unless otherwise indicated.

(2)	All of the numbers in this table assume an initial public offering price of $11.00 per share prior to underwriting discounts and commissions.

(3)	Consists of 537,635 shares of our common stock issuable upon exercise of warrants to be issued at the completion of this offering (439,883 of which are exercisable at the initial public offering price per share less underwriting discounts and commissions and 97,752 of which are exercisable at $0.01 per share) and 207,940 shares of our common stock issuable as payment of outstanding principal and interest under a senior note.

(4)	Consists of 283,480 shares of our common stock issuable upon exercise of warrants to be issued at the completion of this offering with an exercise price of $0.01 per share.

(5)	Includes 71,359 shares of our common stock issuable upon exercise of warrants to be issued at the completion of this offering (61,584 of which are exercisable at the initial public offering price per share less underwriting discounts and commissions and 9,775 of which are exercisable at $0.01 per share), 27,309 shares of our common stock issuable as payment of outstanding principal and interest under a subordinated note (which interest is assumed through November 1, 2004) and 19,550 shares that will be purchased at the completion of this offering at the initial public offering price per share less underwriting discounts and commissions.

(6)	Includes 33,431 shares of our common stock issuable upon exercise of warrants to be issued at the completion of this offering with an exercise price equal to the initial public offering price per share less underwriting discounts and commissions, 12,171 shares of our common stock issuable as payment of outstanding principal and interest under a subordinated note (which interest is assumed through November 1, 2004) and 29,326 shares that will be purchased at the completion of this offering at the initial public offering price per share less underwriting discounts and commissions.

(7)	Includes 13,196 shares of our common stock issuable upon exercise of warrants to be issued at the completion of this offering with an exercise price equal to the initial public offering price per share less underwriting discounts and commissions, 4,828 shares of our common stock issuable as payment of outstanding principal and interest under a subordinated note (which interest is assumed through November 1, 2004) and 14,663 shares that will be purchased at the completion of this offering at the initial public offering price per share less underwriting discounts and commissions.

(8)	Includes 9,091 shares of our common stock issuable upon exercise of warrants to be issued at the completion of this offering with an exercise price equal to the initial public offering price per share less underwriting discounts and commissions, 3,314 shares of our common stock issuable as payment of outstanding principal and interest under a subordinated note (which interest is assumed through November 1, 2004) and 14,663 shares that will be purchased at the completion of the offering at the initial public offering price per share less underwriting discounts and commissions.

(9)	Consists entirely of shares that will be purchased at the completion of this offering at the initial public offering price.

(10)	Consists entirely of shares that will be purchased at the completion of this offering at the initial public offering price.

(11)	Consists entirely of shares that will be purchased at the completion of this offering at the initial public offering price.

(12)	Consists entirely of shares that will be purchased at the completion of this offering at the initial public offering price.

CERTAIN TRANSACTIONS

Transactions with our Executive Officers

      We have entered into a short-term amended and restated subordinated loan agreement with Messrs. Smith, Jokiel, Loder and Ferguson, as subordinated lenders. Under this loan agreement, the subordinated lenders agreed to provide term loans of a maximum of $450,000 at an interest at a rate of 12% per year. As of the completion of this offering, the aggregate outstanding principal balance of the loans under this agreement will be $450,000. The proceeds of the loans have been and will be used to pay some of our operating and offering expenses. As payment of outstanding principal and interest due and payable to the subordinated lenders, we will deliver to the subordinated lenders at the completion of this offering such number of shares of our common stock as could be purchased at the initial public offering price less underwriting discounts and commissions for the aggregate amount outstanding under the amended and restated subordinated loan agreement.

      We also have entered into an amended and restated intercreditor and subordination agreement with FBR and SAIL, as senior lenders, and Messrs. Smith, Jokiel, Loder and Ferguson, as subordinated lenders. Pursuant to this agreement, any security interest granted pursuant to the short-term senior loan agreement in any collateral will have priority over any security interest in such collateral pursuant to the short-term amended and restated subordinated loan agreement.

      Upon the completion of this offering, Messrs. Smith, Jokiel, Loder and Ferguson will receive options to purchase 475,000, 340,000, 160,000 and 160,000 shares, respectively, of our outstanding shares of common stock in connection with entering into their employment agreements. The exercise price of the options will be equal to the initial public offering price per share of this offering.

      A description of the employment agreements and the options granted to Messrs. Smith, Jokiel, Loder and Ferguson are included in “Management— Employment and Noncompetition Agreements.”

      In connection with the loan agreement, we granted to (1) Mr. Smith warrants to purchase 50,831 shares of our common stock; (2) Mr. Jokiel warrants to purchase 22,287 shares of our common stock; (3) Mr. Loder warrants to purchase 8,798 shares of our common stock; and (4) Mr. Ferguson warrants to purchase 6,061 shares of our common stock. The holder of a warrant would be entitled to purchase each share of our common stock at an exercise price of $0.01 per share. On August 31, 2004, we entered into a warrant exchange agreement with Messrs Smith, Jokiel, Loder and Ferguson pursuant to which they surrendered their warrants in exchange for new warrants. At that time, the warrants previously granted to Messrs. Smith, Jokiel, Loder and Ferguson were exchanged and we issued to (1) Mr. Smith warrants to purchase 71,359 shares of our common stock (61,584 of which are exercisable at the initial public offering price per share less underwriting discounts and 9,775 of which are exercisable at $0.01 per share); (2) Mr. Jokiel warrants to purchase 33,431 shares of our common stock; (3) Mr. Loder warrants to purchase 13,196 shares of our common stock; and (4) Mr. Ferguson warrants to purchase 9,091 shares of our common stock. Messrs Jokiel, Loder and Ferguson will be entitled to purchase each share of our common stock at an exercise price equal to the initial public offering price per share less underwriting discounts. Warrants may be exercised beginning after the closing date of this offering and ending December 30, 2008. The price of the warrants and the terms of the exchange were determined in a negotiation between the parties.

      Concurrent with this offering, Messrs. Smith, Jokiel, Loder and Ferguson will purchase directly from us shares of our common stock for $200,000, $300,000, $150,000 and $150,000, respectively, at the initial public offering price per share, less underwriting discounts and commissions, which amounts will be paid in cash.

Transactions with Friedman, Billings, Ramsey Group, Inc. and Standard American Insurance Limited

      We have entered into a short-term amended and restated senior loan agreement with FBR, an affiliate of Friedman, Billings, Ramsey & Co., Inc., the representative of the underwriters, and SAIL, as senior lenders. Under this loan agreement, each of FBR and SAIL agreed to provide term loans of a maximum of $2.0 million and $1.45 million, respectively, at an interest rate of 12% per year. As of the completion of this offering, the outstanding principal balance of the loans under this agreement will be $3.5 million. The proceeds of the loans have been and will be used to pay our operating expenses and pay some of the offering expenses. As payment of outstanding principal and interest due and payable to the senior lenders, we will deliver to the senior lenders at the completion of this offering such number of shares of our common stock as could be purchased at the initial public offering price less underwriting discounts and commissions per share, for the aggregate amount outstanding under the amended and restated senior loan agreement. At such time, FBR and SAIL’s commitment to provide additional loans under the loan agreement will terminate. FBR has the right to designate an observer to attend meetings of our Board of Directors until the second anniversary of the closing of this offering.

      In connection with the loan agreement, we granted to (1) FBR warrants to purchase 391,007 shares of our common stock at an exercise price of $0.01 per share and (2) SAIL warrants to purchase 283,480 shares of our common stock at an exercise price of $0.01 per share. FBR and SAIL may retain or transfer these warrants to their officers, directors or affiliates. On August 31, 2004, we entered into a warrant exchange agreement with FBR pursuant to which they surrendered they warrants in exchange for new warrants. At that time the warrants previously granted to FBR were exchanged for warrants to purchase 537,635 shares of our common stock (439,883 of which are exercisable at the initial public offering price per share less underwriting discounts and 97,752 of which are exercisable at $0.01 per share). The warrants granted to FBR and SAIL may be exercised beginning after the closing date of this offering and ending December 30, 2008. The price of the warrants and the terms of the exchange were determined in a negotiation between the parties.

Transactions with Guy Carpenter

      We have entered into an engagement letter dated November 24, 2003 with MMC Securities Corp., or MMCSC, an affiliate of Guy Carpenter, to provide consulting services in connection with identifying and negotiating with potential Partner Agents. Under the engagement letter, as amended, we are paying MMCSC a fee of $1 million. In addition, we agreed to grant MMCSC warrants to purchase such number of shares of our common stock as could be purchased for $250,000 in this offering, which warrants shall become exercisable at a price equal to the initial public offering price per share on the third anniversary of the completion of this offering. The price of the warrants was determined in a negotiation between the parties. This letter terminates on November 24, 2005, unless extended by the parties or unless earlier terminated by either party upon 10 days’ notice at any time after November 24, 2004.

      We also have entered into an agreement dated March 15, 2004 with Guy Carpenter, under which Guy Carpenter will serve as our exclusive reinsurance intermediary for all business we write and will assist us in our detailed screening process of additional Partner Agents. Under the agreement, in consideration for introducing us to at least 10 potential Partner Agents, we agreed to pay Guy Carpenter a fee, known as the Advisory Fee, equal to 1% of gross written premiums in connection with business written by us during our first 12 months of our operations. Guy Carpenter will be entitled to the Advisory Fee whether or not any of the potential Partner Agents do business with us. The Advisory Fee will not exceed $1 million over a 12-month period.

      In addition, Guy Carpenter will be entitled to all reinsurance brokerage fees earned in connection with the placement of reinsurance on business written by us. In the event that we obtain reinsurance from a source other than Guy Carpenter, we will pay Guy Carpenter a fee, or the Fee, as follows:

•	If such reinsurance is obtained through or arranged by an intermediary other than Guy Carpenter, the Fee shall be equal to 100% of the standard brokerage rate that Guy Carpenter would have earned in connection with placing such reinsurance; or

•	If such reinsurance is obtained from one or more direct writers of insurance who collectively participate on more than 20% of such reinsurance, the Fee shall be equal to 50% of the standard brokerage rate that Guy Carpenter would have earned in connection with placing that portion of reinsurance in excess of such 20%.

      The initial term of the agreement is three years, which may be extended by mutual agreement. The agreement may be terminated at any time after March 15, 2007 upon 30 days’ written notice. In the event the agreement is terminated before completion of the initial term, Guy Carpenter will be entitled to both the Advisory Fee and the Fee for the full three-year term.

DESCRIPTION OF CAPITAL STOCK

      The following summarizes important provisions of our capital stock and describes all material provisions of our certificate of incorporation and bylaws, each of which will be in effect upon the completion of this offering. This summary is qualified by our certificate of incorporation and bylaws, copies of which may be obtained from the Company upon request, and by the provisions of applicable law.

      After this offering, our authorized capital stock will consist of 75,000,000 shares of common stock, par value $0.01 per share, 2,000,000 shares of Class B common stock, par value $0.01 per share and 1,000,000 shares of preferred stock, par value $0.01 per share. As of the date of this prospectus, there were 10 shares of our common stock outstanding and held of record by one stockholder. At the completion of this offering, there will be 20,724,781 shares of our common stock outstanding (23,724,781 shares if the over-allotment option is exercised in full). This number includes the approximately 391,007 shares issuable upon the exercise of warrants issued to FBR, SAIL and the subordinated lenders at an exercise price of $0.01 per share. In addition, as of the date of this prospectus, there were no shares of our Class B common stock outstanding and no shares of our preferred stock outstanding.

Common Stock

      Holders of common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of common stock are not entitled to cumulative voting rights. Therefore, holders of a majority of the shares voting for the election of directors can elect all the directors. Subject to the terms of any outstanding series of preferred stock, the holders of common stock are entitled to dividends in amounts and at times as may be declared by the board of directors out of funds legally available. Upon liquidation or dissolution, holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders, after payment of any liquidation preferences to holders of preferred stock. Holders of common stock have no redemption, conversion or preemptive rights.

Class B Common Stock

      Holders of Class B common stock are not entitled to any voting rights. Subject to the terms of any outstanding series of preferred stock, the holders of Class B common stock are entitled to dividends in amounts and at times as may be declared by the board of directors out of funds legally available in the same proportion as the holders of the common stock. Upon liquidation or dissolution, holders of Class B common stock are entitled to share ratably, pari passu with holders of our common stock, in all net assets available for distribution to stockholders, after payment of any liquidation preferences to holders of preferred stock. Holders of Class B common stock have no redemption or preemptive rights. However, such holders have the right to exchange shares of Class B common stock for shares of our common stock upon the occurrence of certain events, as set forth in the Partner Agent agreement and a securities purchase agreement to be entered into between us and each Partner Agent.

      We have received commitments from three Partner Agents to purchase $3.0 million of our Class B common stock, at purchase prices equal to the market prices of our common stock on the respective dates of the purchases. The Partner Agents will pay $200,000 concurrently with the closing of this offering to purchase shares of Class B common stock at a price equal to the initial public offering price in this offering. The remaining shares are to be purchased by such Partner Agents over a maximum of 24 months from the completion of this offering.

Preferred Stock

      The board of directors is authorized, subject to the limitations prescribed by law and by our certificate of incorporation, to provide for the issuance of shares of preferred stock in series, and to establish, from time to time, the number of shares included in each such series and to fix the designation, power, preferences and relative rights of the shares of each of the series and the qualifications and restrictions of such shares of preferred stock without any further stockholder approval. If our board of directors issues preferred shares, any rights, including voting rights, preferences, powers and limitations established could have the effect of discouraging an attempt to obtain control of us, could adversely affect the voting power of the holders of our common stock and could depress the market price of the shares. We have no present plans to issue shares of preferred stock.

Delaware Anti-Takeover Law and Charter Provisions

      Provisions of our certificate of incorporation and bylaws are intended to enhance continuity and stability in our board of directors and in our policies, but might have the effect of delaying or preventing a change in control of our company and may make more difficult the removal of incumbent management even if the transactions could be beneficial to the interests of stockholders. A summary description of these provisions follows:

          Change in Control.

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

      The provisions of Section 203, together with the ability of our board of directors to issue preferred stock without further stockholder action, could delay or frustrate the removal of incumbent directors or a change in control of our company. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if this event would be favorable to the interests of stockholders. Our stockholders, by adopting an amendment to the certificate of incorporation or bylaws, may elect not to be governed by Section 203 effective 12 months after adoption. Neither our certificate of incorporation nor bylaws currently exclude us from the restrictions imposed by Section 203.

          Authority to Issue Preferred Stock.

      The certificate of incorporation authorizes the board of directors, without stockholder approval, to establish and to issue shares of one or more series of preferred stock, each series having the voting rights, dividend rates, liquidation, redemption, conversion and other rights as may be fixed by the board of directors.

          Limitation of Director Liability.

      Section 102(b)(7) of the DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. Although Section 102(b) does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of directors to us or our stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Section 102(b). Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, or

•	for any transaction from which the director derived an improper personal benefit.

          Indemnification.

      To the maximum extent permitted by law, our bylaws provide for mandatory indemnification of directors and permit indemnification of our officers, employees and agents against all expense, liability and loss to which they may become subject or which they may incur as a result of being or having been our director, officer, employee or agent. In addition, we must advance or reimburse directors, and may advance or reimburse officers, employees and agents, for expenses incurred by them as a result of indemnifiable claims.

Warrants

      Upon completion of this offering, there will be warrants outstanding to purchase 97,752 shares of common stock issued to FBR, 283,480 shares of common stock issued to SAIL and 9,775 shares of common stock issued to Mr. Smith, each with an exercise price of $0.01 per share. In addition there will be warrants to purchase 439,883 shares of common stock issued to FBR and an aggregate of 117,302 shares of common stock issued to the subordinated lenders, all at an exercise price equal to the initial offering price per share less underwriting discounts. All of these warrants expire on December 30, 2008. There also will be warrants outstanding to purchase 22,727 shares of common stock at an exercise price equal to the initial public offering price per share issued to MMCSC. These warrants are not exercisable until three years after the completion of this offering and, as a result, are not subject to any contractual restrictions on exercise.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is                               .

Nasdaq National Market System

      We have applied to have our common stock listed on the Nasdaq National Market System under the symbol “SUAI.”

SHARES ELIGIBLE FOR FUTURE SALE

      Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since some shares of common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

      Prior to this offering, there has been no public market for our common stock. Upon completion of this offering, we will have outstanding an aggregate of 20,724,781 shares of our common stock, assuming no exercise of outstanding warrants or stock options. Of these shares, the 20,466,370 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, unless those shares are purchased by “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 258,411 shares of common stock are subject to the 180-day lock-up period described below. Shares subject to the lock-up may be sold immediately upon expiration of such 180-day period.

Rule 144

      In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 207,000 shares immediately after this offering; or;

•	the average weekly trading volume of the common stock on the Nasdaq National Market System during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

      Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      Common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

•	the person is not an affiliate of us and has not been an affiliate of us at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Lock-Up Agreements

      Our officers and directors and stockholders beneficially owning an aggregate of 258,411 shares of common stock have signed lock-up agreements under which they agreed not to offer, sell, pledge, contract to sell, short sell, grant any option in or otherwise dispose of, or enter into any hedging transaction with respect to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock beneficially owned by them, for a period ending 180 days after the date of this prospectus. The underwriters have informed us that they are not currently aware of any conditions that make it likely that they will consent to the release of shares prior to the expiration of the lock-up period.

Stock Options

      Upon completion of this offering, options to purchase a total of 1,527,000 shares of common stock will be outstanding. We intend to file a registration statement to register for resale the 2,400,000 shares of common stock reserved for issuance under the stock option plan. That registration statement will automatically become effective upon filing. Accordingly, shares issued upon the exercise of stock options granted under the stock option plan, which are being registered under that registration statement, will, giving effect to vesting provisions and in accordance with Rule 144 volume limitations applicable to our affiliates, be eligible for resale in the public market from time to time.

Warrants

      Upon completion of this offering, there will be warrants outstanding to purchase 97,752 shares of common stock issued to FBR, 283,480 shares of common stock issued to SAIL and 9,775 shares of common stock issued to Mr. Smith, each with an exercise price of $0.01 per share. In addition there will be warrants to purchase 439,883 shares of common stock issued to FBR and an aggregate of 117,302 shares of common stock issued to the subordinated lenders, all at an exercise price equal to the initial offering price per share less underwriting discounts. All of these warrants expire on December 30, 2008. There also will be warrants outstanding to purchase 22,727 shares of common stock at an exercise price equal to the initial public offering price per share issued to MMCSC. These warrants are not exercisable until three years after the completion of this offering and, as a result, are not subject to any contractual restrictions on exercise.

Effect of Sales of Shares

      Prior to this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of our common stock in the public market after the completion of this offering could adversely affect the market price of our common stock and could impair our future ability to raise capital through an offering of our equity securities.

CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

      The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. You are a non-U.S. holder for United States federal income tax purposes if you are an individual or entity other than:

•	a citizen or individual resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or of any state thereof (including for this purpose the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

      This discussion does not address all aspects of United States federal income and estate taxes that may be relevant to non-U.S. holders in light of their personal circumstances. In particular, this discussion does not address the tax consequences for partnerships or other fiscally transparent entities or persons who hold their interests through such entities. Moreover, certain non-U.S. holders, such as insurance companies, tax-exempt organizations, financial institutions, dealers in securities and persons holding our common stock as part of a “straddle,” “hedge,” or “conversion transaction,” or who receive their common stock in connection with the performance of services or otherwise as compensation, may be subject to special treatment under United States federal income tax laws. This discussion also does not address U.S. state or local or non-U.S. tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. The following summary is included herein for general information. ACCORDINGLY, YOU ARE URGED TO CONSULT YOUR TAX ADVISER REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING, AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Dividends

      Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be provided by an income tax treaty between the United States and a foreign country if the non-U.S. holder is treated as a resident of such foreign country within the meaning of the applicable treaty.

      Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States, are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the non-U.S. holder files the appropriate U.S. Internal Revenue Service, or IRS, form with the payor, which form under U.S. Treasury regulations generally requires the non-U.S. holder to provide a U.S. taxpayer identification number and must be periodically updated. Any such U.S. trade or business income received by a non-U.S. holder that is a corporation may also be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate generally must provide a properly completed and executed IRS Form W-8BEN prior to the payment of dividends. This form must be periodically updated and requires a non-U.S. holder to provide a U.S. taxpayer identification number. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the means of claiming such benefits.

      A non-U.S. holder of our common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Gain on Disposition of Our Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of our common stock unless:

•	the gain is U.S. trade or business income, in which case, the branch profits tax described above may also apply to a corporate non-U.S. holder;

•	the non-U.S. holder is an individual who holds our common stock as a capital asset within the meaning of Section 1221 of the Code, is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements; or

•	the non-U.S. holder is subject to tax under the provisions of the U.S. tax law applicable to certain United States expatriates.

      If a non-U.S. holder who is an individual is subject to tax on gain which is U.S. trade or business income, such individual generally will be taxed on the net gain derived from a sale of our common stock under regular graduated United States federal income tax rates. If an individual non-U.S. holder is subject to tax because such individual holds our common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain capital losses for such year. Individual non-U.S. holders who have spent (or expect to spend) more than a de minimis period of time in the United States in the taxable year in which they contemplate a sale of our common stock are urged to consult their tax advisers prior to the sale concerning the U.S. tax consequences of such sale.

      If a non-U.S. holder that is a foreign corporation is subject to tax on gain which is U.S. trade or business income, it generally will be taxed on its net gain under regular graduated United States federal income tax rates and, in addition, will be subject to the branch profits tax equal to 30% of its “dividend equivalent amount,” within the meaning of the Code for the taxable year, as adjusted for specific items, unless it qualifies for a lower rate under an applicable tax treaty.

Federal Estate Tax

      Common stock owned or treated as owned by an individual who is neither a United States citizen nor a United States resident, as defined for United States federal estate tax purposes, at the time of death will be included in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to United States federal estate tax.

Information Reporting and Backup Withholding Tax

      We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides if required by the provisions of an applicable income tax treaty.

      A non-U.S. holder will be subject to backup withholding at the rate of 28% of the gross amount of dividends paid to such holder (which rate is scheduled to increase to 31% for taxable years beginning after December 31, 2010), unless applicable certification requirements are met.

      Proceeds of a sale of common stock paid within the United States or through certain U.S. related financial intermediaries are subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury on applicable IRS Forms that it is a non-U.S. holder (and the payor does not have actual knowledge that the beneficial owner is a U.S. person), or the holder establishes another exemption. Proceeds of a sale of common stock paid to or through a non-U.S. financial intermediary will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. financial intermediary has certain enumerated connections with the United States.

      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability if the required information is furnished to the IRS.

UNDERWRITING

      We and the underwriters for the offering named below, for whom Friedman, Billings, Ramsey & Co. is acting as representative, have entered into an underwriting agreement with respect to the shares of common stock offered by this prospectus. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters must take and pay for all of the shares of common stock offered, other than those covered by the over-allotment option described below, if any of the shares are taken.

Underwriters	Number of Shares

Friedman, Billings, Ramsey & Co., Inc.
William Blair & Company, L.L.C.
Cochran, Caronia & Co.

Total	20,000,000

      The following table shows the per share and total underwriting discount we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 3,000,000 additional shares of common stock.

	No Exercise	Full Exercise

Per Share
Total

      The underwriters propose to offer our common stock directly to the public at the initial public offering price on the cover of this prospectus and to certain dealers at such price less a concession not in excess of $          per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $          per share to certain dealers.

      We expect to incur expenses of approximately $1.5 million (excluding underwriting discounts and commissions) in connection with this offering.

      We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 3,000,000 additional shares of common stock from us to cover over-allotments, if any, at the initial public offering price less the underwriting discounts set forth on the cover page of this prospectus. If the underwriters exercise this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the shares of common stock covered by their option exercise.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      Prior to the completion of this offering, there has been no public market for the shares. The initial public offering price was negotiated by us and the representative of the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

      We have applied to have our common stock listed on the Nasdaq National Market System under the symbol “SUAI.”

      The underwriters do not expect to sell more than 5% of the shares of our common stock in the aggregate to accounts over which they exercise discretionary authority.

      We and each of our directors and executive officers and certain stockholders have agreed not to, directly or indirectly, offer for sale, sell, contract to sell, grant any options for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument for a period of 180 days after the date of this prospectus, without the prior written consent of the representative of the underwriters, except in limited circumstances.

      The underwriters have advised us that they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a “covered” short position to the extent that it does not exceed the                               shares subject to the underwriters’ over-allotment option and will be deemed a “naked” short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any “naked” short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

      The underwriters have advised us, that it, pursuant to Regulation M under the Exchange Act they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A “penalty bid” is an arrangement permitting the representatives to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representatives in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriters have advised us that stabilizing bids and open market purchases may be effected on the Nasdaq National Market System, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once begun, will not be discontinued without notice.

      Some of the underwriters and their affiliates may in the future provide us with investment banking or other services, for which they expect to receive customary compensation for these services. In addition, we have entered into a short-term amended and restated senior loan agreement with FBR. Under the loan agreement, FBR agreed to provide a term loan to us of a maximum of $2.0 million, at an interest rate of 12% per year. The proceeds of this loan have been used to pay our operating expenses and to cover the expenses of this offering. At the closing of this offering, all principal and interest on this loan will become due and payable and will be paid through the issuance of shares of our common stock, valued at the initial public offering price less underwriting discounts and commissions. As consideration for entering into the loan agreement, we issued to FBR warrants to purchase shares of our common stock. See “Certain Transactions— Transactions with Friedman, Billings, Ramsey Group, Inc. and Standard American Insurance Limited.”

LEGAL MATTERS

      The validity of the shares of common stock we are offering will be passed upon for us by Stroock & Stroock & Lavan LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Sidley Austin Brown & Wood LLP, Chicago, Illinois.

EXPERTS

      The financial statements of Specialty Underwriters’ Alliance Inc. as of December 31, 2003 and for the period from April 3, 2003 (Date of Inception) to December 31, 2003, and as of June 30, 2004 and for the six months ended June 30, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The financial statements of Potomac Insurance Company of Illinois as of December 31, 2003 and 2002 and for the twelve months ended December 31, 2003 and 2002 and for the seven months ended December 31, 2001 (Successor) and for the five months ended May 31, 2001 (Predecessor) included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we also will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available free of charge on our website at www.suainsurance.com as soon as practicable after filing such documents with the SEC. Information contained on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. Our website address is included here only as an inactive technical reference.

      You also can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You also may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO FINANCIAL STATEMENTS

Page

SPECIALTY UNDERWRITERS’ ALLIANCE, INC.
Audited Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of December 31, 2003	F-3
Statement of Operations from April 3, 2003 (Date of Inception) to December 31, 2003	F-4
Statement of Changes in Shareholder’s Equity from April 3, 2003 (Date of Inception) to December 31, 2003	F-5
Statement of Cash Flows from April 3, 2003 (Date of Inception) to December 31, 2003	F-6
Notes to Financial Statements	F-7
Audited Interim Financial Statements:
Report of Independent Registered Public Accounting Firm	F-10
Balance Sheet as of June 30, 2004 and December 31, 2003	F-11
Statement of Operations for the six months ended June 30, 2004 and from April 3, 2003 (Date of Inception) to December 31, 2003	F-12
Statement of Changes in Shareholder’s Equity for the six months ended June 30, 2004 and from April 3, 2003 (Date of Inception) to December 31, 2003	F-13
Statement of Cash Flows for the six months ended June 30, 2004 and from April 3, 2003 (Date of Inception to December 31, 2003)	F-14
Notes to Financial Statements	F-15

POTOMAC INSURANCE COMPANY OF ILLINOIS
Audited Financial Statements:
Report of Independent Registered Public Accounting Firm	F-19
Balance Sheets as of December 31, 2002 and 2003	F-21

Statements of Income and Comprehensive Income for the twelve months ended December 31, 2003 and 2002 and for the seven months ended December 31, 2001 (Successor); and for the five months ended May 31, 2001 (Predecessor)
F-22

Statement of Stockholder’s Equity for the twelve months ended December 31, 2002 and 2003 and for the seven months ended December 31, 2001 (Successor); and for the five months ended May 31, 2001 (Predecessor)
F-23
Statements of Cash Flows for the twelve months ended December 31, 2003 and 2002 and for the seven months ended December 31, 2001 (Successor); and for the five months ended May 31, 2001 (Predecessor)	F-24
Notes to Financial Statements	F-25
Unaudited Interim Financial Statements:
Balance Sheets as of June 30, 2004 and December 31, 2003	F-41
Statements of Income and Comprehensive Income for the six months ended June 30, 2004 and 2003	F-42
Statement of Stockholder’s Equity for the six months ended June 30, 2004 and 2003	F-43
Statement of Cash Flows for the six months ended June 30, 2004 and 2003	F-44
Notes to Financial Statements	F-45

Report of Independent

Registered Public Accounting Firm

To the Shareholder and Board of Directors

Specialty Underwriters’ Alliance, Inc.

In our opinion, the accompanying balance sheet and the related statements of operations, changes in shareholder’s equity and cash flows present fairly, in all material respects, the financial position of Specialty Underwriters’ Alliance, Inc. at December 31, 2003, and the results of its operations and its cash flows for the period from April 3, 2003 (date of inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

May 6, 2004

Specialty Underwriters’ Alliance, Inc.

Balance Sheet
December 31, 2003

Assets
Cash	$199,909
Prepaid legal fees	9,643
Deferred charges	4,730,372

Total assets	$4,939,924

Liabilities and Shareholder’s Equity
Liabilities
Short-term debt payable to affiliates	$700,000
Accounts payable	19,636
Accrued interest	2,655
Stock warrants	4,795,200

Total liabilities	5,517,491

Commitments and Contingent Liabilities (Note 6)
Shareholder’s equity
Common stock and additional paid in capital, $0.01 par value; 10,000,000 shares authorized, 10 shares issued and outstanding	10
Less: Stock subscription receivable	(10)
Accumulated deficit	(577,567)

Total shareholder’s equity	(577,567)

Total liabilities and shareholder’s equity	$4,939,924

The accompanying notes are an integral part of these financial statements.

Specialty Underwriters’ Alliance, Inc.

Statement of Operations
From April 3, 2003 (Date of Inception) to December 31, 2003

Revenues	$—

Expenses
Service company fees	205,186
Legal expenses	101,088
Consulting fees	10,375
Financing expenses	156,752
Miscellaneous expenses	104,166

Total expenses	577,567

Loss before income taxes	(577,567)
Income taxes	—

Net loss	$(577,567)

The accompanying notes are an integral part of these financial statements.

Specialty Underwriters’ Alliance, Inc.

Statement of Changes in Shareholder’s Equity
From April 3, 2003 (Date of Inception) to December 31, 2003

	Common
	stock and
	additional	Stock
	paid in	subscription	Accumulated
	capital	receivable	deficit	Total

Balance at April 3, 2003	$—	$—	$—	$—
Issuance of common stock	10	(10)	—	—
Net loss	—	—	(577,567)	(577,567)

Balance at December 31, 2003	$10	$(10)	$(577,567)	$(577,567)

The accompanying notes are an integral part of these financial statements.

Specialty Underwriters’ Alliance, Inc.

Statement of Cash Flows
From April 3, 2003 (Date of Inception) to December 31, 2003

Cash flows from operating activities
Net loss	$(577,567)
Adjustments to reconcile net loss to net cash used in operating activities
Change in prepaid legal expenses	(9,643)
Change in deferred stock issuance costs	(85,701)
Amortization of deferred charges	150,529
Change in accounts payable	19,636
Change in accrued interest	2,655

Net cash used in operating activities	(500,091)

Cash flows from financing activities
Proceeds from short-term borrowings	700,000

Net cash provided by financing activities	700,000

Increase in cash	199,909
Cash
At beginning of period	—

At end of period	$199,909

The accompanying notes are an integral part of these financial statements.

Specialty Underwriters’ Alliance, Inc.

Notes to Financial Statements
From April 3, 2003 (Date of Inception) to December 31, 2003

1.	Organization and Significant Accounting Policies

 Organization

UAI Holdings, Inc., a Delaware holding company, was organized on April 3, 2003. On November 5, 2003, UAI Holdings, Inc. changed its name to Specialty Underwriters’ Alliance, Inc. (the “Company”). The Company intends to provide specialty program commercial property and casualty insurance through wholly owned subsidiaries it intends to acquire. Management plans to raise additional capital through an initial public offering of its common stock (the “IPO”).

At December 31, 2003, the Company had incurred costs related to its planned IPO and initial start-up costs to commence insurance operations. The Company has not underwritten any insurance business.

 Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. The valuation of stock warrants include significant estimates and assumptions.

 Cash

Cash consists of a demand deposit account and is restricted under the terms of senior and subordinated loan agreements to paying the interim expenses and interest payments of the Company.

 Deferred Charges

Deferred charges include $4,644,671 of unamortized debt issue costs and $85,701 of deferred stock issuance costs. Deferred debt issue costs include legal fees and stock warrants granted to lenders and are amortized over the original term of the debt using the interest method. Certain costs relating to the planned IPO, primarily legal fees, have been deferred and will reduce the proceeds of the planned IPO if it occurs. If the planned IPO is abandoned, these deferred costs will be immediately expensed.

2.	Short-Term Debt Payable to Affiliates

On December 12, 2003, the Company entered into a short-term senior loan agreement with Friedman, Billings, Ramsey Group, Inc. (“FBR”), an affiliate of Friedman, Billings, Ramsey & Co., Inc., one of the underwriters for the Company’s planned IPO. FBR agreed to provide up to $1,250,000 of term loans, at an interest rate of 12% per year. At December 31, 2003, the outstanding principal balance was $475,000. All outstanding principal and interest will become due and payable in cash upon the earlier of closing of the Company’s planned IPO or June 30, 2004, at which time FBR’s commitment to provide additional term loans under the short-term senior loan agreement will terminate.

On December 12, 2003, the Company also entered into a short-term subordinated loan agreement with four members of senior management of the Company (the “Subordinated Lenders”). The Subordinated Lenders agreed to provide up to $350,000 in term loans, at an interest rate of 12% per year. At December 31, 2003, the aggregate outstanding principal balance was $225,000. All outstanding principal and interest will become due and payable upon the earlier of closing of the

Specialty Underwriters’ Alliance, Inc.
Notes to Financial Statements
From April 3, 2003 (Date of Inception) to December 31, 2003

Company’s planned IPO or June 30, 2004, at which time the Subordinated Lenders’ commitment to provide additional term loans under the short-term subordinated loan agreement will terminate. If payment is caused by the closing of the Company’s planned IPO, payment will be made in shares based upon the offering price (assuming no underwriting fees).

The Company also entered into an intercreditor and subordination agreement with FBR, as senior lender, and the Subordinated Lenders. Pursuant to the intercreditor and subordination agreement, any security interest granted pursuant to the short-term senior loan agreement in any collateral will have priority over any security interest in such collateral pursuant to the short-term subordinated loan agreement.

3.	Stock Warrants

In connection with the short-term senior and subordinated loan agreements, the Company issued warrants to FBR and the Subordinated Lenders, respectively, to purchase for $0.01 per share, the number of shares of common stock of the Company that would be purchasable in the planned IPO for $3,750,000 and $1,050,000, respectively, assuming no underwriting commissions, placement agent fees or similar fees. The warrants will be automatically exercised on the date of closing of the IPO.

A liability for the fair value of the warrants was accrued at the grant date, offset by a related deferred charge for debt issue costs. The Company has valued the warrants at their estimated intrinsic value if the planned IPO is successful because of the inherent subjectivity in estimating the fair value of the warrants at the date of grant.

4.	Capital

 Common Stock

The Company is authorized to issue and have outstanding at any one time 10,000,000 shares of $0.01 par value common stock. At December 31, 2003, the Company had 10 shares of common stock issued and outstanding, with a related subscription receivable for $10.

 Class B Common Stock

The Company is authorized to issue and have outstanding at any one time 2,000,000 shares of $0.01 par value class B common stock. At December 31, 2003, the Company had no shares of class B common stock issued or outstanding.

 Preferred Stock

The Company is authorized to issue and have outstanding at any one time 1,000,000 shares of $0.01 par value preferred stock. At December 31, 2003, the Company had no shares of preferred stock issued or outstanding.

5.	Income Taxes

As of December 31, 2003, the Company has $427,038 of accumulated start-up and organization expenditures that will be deductible over a period of 60 months once operations commence, resulting in a deferred tax asset of $145,193. The Company has recorded a full valuation allowance against this deferred tax asset.

Specialty Underwriters’ Alliance, Inc.
Notes to Financial Statements
From April 3, 2003 (Date of Inception) to December 31, 2003

6.	Contingencies and Commitments

Upon the closing of the planned IPO, the Company has committed to pay MMC Securities Corp. (“MMCSC”) a $1 million success fee related to their consulting and advisory services in connection with the organization of the Company. Also upon the closing of the planned IPO, the Company has committed to grant warrants to MMCSC for $250,000 worth of shares of common stock, exercisable beginning on the third anniversary of the closing. The warrants were not issued at December 31, 2003.

7.	Subsequent Events

On March 22, 2004, the Company entered into a stock purchase agreement to acquire all of the outstanding shares of Potomac Insurance Company of Illinois (“Potomac”), from OneBeacon Insurance Company.

Potomac is licensed to conduct insurance business in 41 states and the District of Columbia. Under the terms of the stock purchase agreement, the Company will acquire all of the issued and outstanding stock of Potomac for Potomac’s statutory capital and surplus plus $250,000 per license, payable in cash.

The acquisition will occur simultaneously with, and the Company’s obligation and the sellers’ obligation to close the acquisition will be conditioned upon, the closing of the planned IPO. After the closing, Potomac will become a wholly owned subsidiary of the Company.

8.	Subsequent Events (Unaudited)

On June 30, 2004, the term loans to FBR and Subordinated Lenders described in Note 2 were amended to extend the due date of principal and interest to October 31, 2004.

On June 24, 2004, the agreement with MMCSC described in Note 6 was amended to require the Company to pay the $1 million success fee in cash at the earlier of (i) June 30, 2004 or (ii) the closing of the IPO. Payment terms are 60 days.

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors

Specialty Underwriters’ Alliance, Inc.:

      In our opinion, the accompanying balance sheets and the related statements of operations, shareholder’s equity and cash flows present fairly, in all material respects, the financial position of Specialty Underwriters’ Alliance, Inc. at June 30, 2004 and December 31, 2003, and the results of its operations and its cash flows for the six month period ended June 30, 2004 and the period from April 3, 2003 (date of inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not underwritten any insurance business, has no current source of revenues and has liabilities in excess of assets at the balance sheet date, all of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PRICEWATERHOUSE COOPERS LLP

Chicago, Illinois
October 14, 2004

Specialty Underwriters’ Alliance, Inc.

Balance Sheet
As of June 30, 2004 and December 31, 2003

	June 30,	December 31,
	2004	2003

Assets
Cash	$31,283	$199,909
Prepaid expenses	18,883	9,643
Deferred charges	691,762	4,730,372
Capitalized software	230,791	—
Acquisition deposit	500,000	—

Total assets	$1,472,719	$4,939,924

Liabilities and Shareholder’s Equity
Liabilities
Short-term debt	$1,900,000	$700,000
Accounts payable	2,727,097	19,636
Accrued interest	70,381	2,655
Stock warrants	4,795,200	4,795,200

Total liabilities	9,492,678	5,517,491

Shareholder’s equity
Common stock and additional paid in capital, $0.01 par value; 75,000,000 shares authorized at June 30, 2004 and 10,000,000 shares authorized at December 31, 2003, 10 shares issued and outstanding	10	10
Less: Stock subscription receivable	(10)	(10)
Accumulated deficit	(8,019,959)	(577,567)

Total shareholder’s equity	(8,019,959)	(577,567)

Total liabilities and shareholder’s equity	$1,472,719	$4,939,924

The accompanying notes are an integral part of these financial statements.

Specialty Underwriters’ Alliance, Inc.

Statement of Operations
From January 1, 2004 to June 30, 2004 and from April 3, 2003 (Date of Inception) to December 31, 2003

	Six Months Ended	Period Ended
	June 30, 2004	December 31, 2003

Revenues	$—	$—

Expenses
Service company fees	338,247	205,186
Legal expenses	482,162	101,088
Consulting fees	1,792,062	10,375
Financing expenses	4,746,957	156,752
Miscellaneous expenses	82,964	104,166

Total expenses	7,442,392	577,567

Loss before income taxes	(7,442,392)	(577,567)
Income taxes	—	—

Net loss	$(7,442,392)	$(577,567)

The accompanying notes are an integral part of these financial statements.

Specialty Underwriters’ Alliance, Inc.

Statement of Changes in Shareholder’s Equity
From January 1, 2004 to June 30, 2004 and from April 3, 2003 (Date of Inception) to December 31, 2003

	Common
	Stock and
	Additional	Stock
	Paid in	Subscription	Accumulated
	Capital	Receivable	Deficit	Total

Balance at April 3, 2003	$—	$—	$—	$—
Issuance of common stock	10	(10)	—	—
Net loss	—	—	(577,567)	(577,567)

Balance at December 31, 2003	$10	$(10)	$(577,567)	$(577,567)
Net loss	—	—	(7,442,392)	(7,442,392)

Balance at June 30, 2004	$10	$(10)	$(8,019,959)	$(8,019,959)

The accompanying notes are an integral part of these financial statements.

Specialty Underwriters’ Alliance, Inc.

Statement of Cash Flows
From January 1, 2004 to June 30, 2004 and from April 3, 2003 (Date of Inception) to December 31, 2003

	Six Months
	Ended	Period Ended
	June 30, 2004	December 31, 2003

Cash flows from operating activities
Net loss	$(7,442,392)	$(577,567)
Adjustments to reconcile net loss to net cash used in operating activities
Change in prepaid expenses	(9,240)	(9,643)
Change in deferred charges	4,038,610	64,828
Change in accounts payable	2,707,461	19,636
Change in accrued interest	67,726	2,655

Net cash used in operating activities	(637,835)	(500,091)

Cash flows from financing activities
Proceeds from short-term borrowings	1,200,000	700,000

Net cash provided by financing activities	1,200,000	700,000

Cash flows from investment activities
Acquisition deposit	(500,000)
Additions to capitalized software	(230,791)	—

Net cash used in investment activities	(730,791)

Increase (decrease) in cash	(168,626)	199,909
Cash
At beginning of period	199,909	—

At end of period	$31,283	$199,909

The accompanying notes are an integral part of these financial statements.

Specialty Underwriters’ Alliance, Inc.

Notes to Financial Statements
From January 1, 2004 to June 30, 2004 and from April 3, 2003 (Date of Inception) to December 31, 2003

1.	Organization and Going Concern

 Organization

UAI Holdings, Inc., a Delaware holding company, was organized on April 3, 2003. There was no financial activity between the organizational date and the initial funding date of December 12, 2003; therefore no comparative financial statements for the period ended June 30, 2003 are presented herein. On November 5, 2003, UAI Holdings, Inc. changed its name to Specialty Underwriters’ Alliance, Inc. (the “Company”). The Company intends to provide specialty program commercial property and casualty insurance through wholly owned subsidiaries it intends to acquire. Management plans to raise additional capital through an initial public offering of its common stock (the “IPO”).

Through June 30, 2004, the Company had incurred costs related to its planned IPO and initial start-up costs to commence insurance operations, which were funded by short-term loans and other advances to the company. As the Company has not underwritten any insurance business, has no current source of revenues, and the fact that liabilities exceed assets at the balance sheet date, there is substantial doubt about the entity’s ability to continue as a going concern and, therefore, it may be unable to realize its assets and discharge its liabilities in the normal course of business. Management plans to execute the IPO in order to provide funds to meet its obligations and commence its business operations.

2.	Significant Accounting Policies

 Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. The valuation of stock warrants include significant estimates and assumptions.

 Cash

Cash consists of a demand deposit account and is restricted under the terms of senior and subordinated loan agreements to paying the interim expenses and interest payments of the Company.

 Deferred Charges

Deferred charges consist of deferred stock issuance costs, primarily legal and accounting fees, and deferred financing costs, associated with stock warrants granted to lenders. Deferred financing costs are amortized over the original term of the debt using the interest method. Deferred stock issuance costs will reduce the proceeds of the planned IPO.

 Capitalized Software

Capitalized costs are related to computer software that has been developed for internal use. These costs generally consist of software and licensing costs. The amortization period for capitalized costs is 3 years.

Specialty Underwriters’ Alliance, Inc.
Notes to Financial Statements — (Continued)
From January 1, 2004 to June 30, 2004 and from April 3, 2003 (Date of Inception) to December 31, 2003

3.	Short-Term Debt Payable to Affiliates

On December 12, 2003, the Company entered into a short-term senior loan agreement with Friedman, Billings, Ramsey Group, Inc. (“FBR”), an affiliate of Friedman, Billings, Ramsey & Co., Inc., one of the underwriters for the Company’s planned IPO. FBR agreed to provide up to $1,250,000 of term loans, at an interest rate of 12% per year. All outstanding principal and interest will become due and payable upon the earlier of closing of the Company’s planned IPO or March 31, 2004, at which time FBR’s commitment to provide additional term loans under the short-term subordinated loan agreement will terminate. If payment is caused by the closing of the Company’s planned IPO, payment will be made in shares based upon the IPO price (assuming no underwriting fees).

On December 12, 2003, the Company also entered into a short-term subordinated loan agreement with four members of senior management of the Company (the “Subordinated Lenders”). The Subordinated Lenders agreed to provide up to $350,000 in term loans, at an interest rate of 12% per year. All outstanding principal and interest will become due and payable upon the earlier of closing of the Company’s planned IPO or June 30, 2004, at which time the Subordinated Lenders’ commitment to provide additional term loans under the short-term subordinated loan agreement will terminate. If payment is caused by the closing of the Company’s planned IPO, payment will be made in shares based upon the IPO price (assuming no underwriting fees).

The Company also entered into an intercreditor and subordination agreement with FBR, as senior lender, and the Subordinated Lenders. Pursuant to the intercreditor and subordination agreement, any security interest granted pursuant to the short-term senior loan agreement in any collateral will have priority over any security interest in such collateral pursuant to the short-term subordinated loan agreement.

On March 26, 2004, the Company amended its short-term senior loan agreement with FBR. FBR agreed to increase its term loan amount to $1,500,000 and to extend the maturity date to the earlier of the closing of the Company’s planned IPO or June 30, 2004, at which time FBR’s commitment to provide additional term loans under the loan agreement will terminate. On June 30, 2004, the maturity date was further extended to the earlier of the closing of the Company’s IPO or October 31, 2004. An additional $50,000 was advanced by a senior member of management on June 23, 2004. At June 30, 2004, the outstanding principal balance was $1,500,000 and $400,000 for the senior and subordinated loans, respectively.

4.	Stock Warrants

In connection with the short-term senior and subordinated loan agreements, the Company issued warrants to FBR and the Subordinated Lenders, respectively, to purchase for $0.01 per share, the number of shares of common stock of the Company that would be purchasable in the planned IPO for $3,750,000 and $1,050,000, respectively, assuming no underwriting fees or similar fees. The warrants will be automatically exercised on the date of closing of the IPO.

A liability for the fair value of the warrants was accrued at the grant date, offset by a related deferred charge for debt issue costs. The Company has valued the warrants at their estimated intrinsic value if the planned IPO is successful because of the inherent subjectivity in estimating the fair value of the warrants at the date of grant.

See subsequent events footnote 9.

Specialty Underwriters’ Alliance, Inc.
Notes to Financial Statements — (Continued)
From January 1, 2004 to June 30, 2004 and from April 3, 2003 (Date of Inception) to December 31, 2003

5.	Capital

 Common Stock

The Company is authorized to issue and have outstanding at any one time 75,000,000 shares of $0.01 par value common stock. At June 30, 2004, the Company had 10 shares of common stock issued and outstanding, with a related subscription receivable for $10.

 Class B Common Stock

The Company is authorized to issue and have outstanding at any one time 2,000,000 shares of $0.01 par value class B common stock. At June 30, 2004, the Company had no shares of class B common stock issued or outstanding.

 Preferred Stock

The Company is authorized to issue and have outstanding at any one time 1,000,000 shares of $0.01 par value preferred stock. At June 30, 2004, the Company had no shares of preferred stock issued or outstanding.

6.	Income Taxes

As of June 30, 2004 and December 31, 2003, the Company has $3,224,759 and $427,038, respectively, accumulated start-up and organization expenditures that will be deductible over a period of 60 months once operations commence, resulting in a deferred tax asset of $1,098,418 and $145,193, respectively. The Company has recorded a full valuation allowance against this deferred tax asset.

7.	Contingencies and Commitments

On June 24, 2004, an agreement with MMC Securities Corp. (“MMCSC”) requiring a $1 million success fee related to their consulting and advisory services in connection with the organization of the Company was amended to pay the success fee at the earlier of (i) June 30, 2004 or (ii) the closing of the IPO. Payment terms are 60 days.

On September 7, 2004, the MMCSC agreement was amended to require the Company to pay the $1 million success fee in cash at the earlier of (i) November 30, 2004 or (ii) the closing of the IPO.

Under its amended contract, the Company has committed to pay SSC, its service company, monthly payments of approximately $0.7 million for the months of July 2004 through December 2004 for the implementation of the Company’s rating, policy administration, claims and billings and collections systems as well as the approvals of the Company’s regulatory filings. In addition, the Company has committed to pay SSC monthly payments of approximately $0.7 million thereafter until December 2005 for the administration of the Company’s policy processing and renewals.

8.	Acquisition

On March 22, 2004, the Company entered into a stock purchase agreement to acquire all of the outstanding shares of Potomac Insurance Company of Illinois (“Potomac”), from OneBeacon Insurance Company.

Potomac is licensed to conduct insurance business in 41 states and the District of Columbia. Under the terms of the stock purchase agreement, the Company will acquire all of the issued and outstanding

Specialty Underwriters’ Alliance, Inc.
Notes to Financial Statements — (Continued)
From January 1, 2004 to June 30, 2004 and from April 3, 2003 (Date of Inception) to December 31, 2003 stock of Potomac for Potomac’s statutory capital and surplus plus $250,000 per license, payable in cash.

The acquisition will occur simultaneously with, and the Company’s obligation and the sellers’ obligation to close the acquisition will be conditioned upon, the closing of the planned IPO. After the closing, Potomac will become a wholly owned subsidiary of the Company.

The Company has paid OneBeacon a $500,000 non-refundable deposit, which on closing of the acquisition will be credited to the remaining balance due to OneBeacon by the Company.

9.	Subsequent Events

On July 23, 2004, the Company entered into an amended and restated short-term senior loan agreement with FBR and Standard American Insurance Limited (“SAIL” and, together with FBR, the “Senior Lenders”). FBR agreed to provide an additional $500,000 of term loans and SAIL agreed to provide up to $1,450,000 both at an interest rate of 12% per year. All outstanding principal and interest will become due and payable upon the earlier of the closing of the Company’s IPO or October 31, 2004, at which time the Senior Lenders’ commitment to provide additional term loans under the senior loan agreement will terminate. If payment is caused by the Company’s planned IPO, payment to FBR will be made in shares based upon the IPO price (assuming no underwriting fees).

On July 23, 2004, the Company also entered into an amended and restated short-term subordinated loan agreement with four members of senior management of the Company (the “Subordinated Lenders”). The agreement was amended and restated to reflect an advance previously made by a senior member of management of $50,000 and an additional commitment of $50,000, at an interest rate of 12% per year. All outstanding principal and interest will become due and payable upon the earlier of the closing of the Company’s IPO or October 31, 2004, at which time the Subordinated Lenders’ commitment to provide additional term loans under the loan agreement will terminate. If payment is caused by the Company’s planned IPO, payment will be made in shares based upon the IPO price (assuming no underwriting fees).

In connection with the amended and restated short-term senior and subordinated loan agreements, the Company issued warrants to FBR, SAIL and the Subordinated Lenders, respectively, to purchase for $0.01 per share, the number of shares that would be purchasable in the planned IPO for $4,000,000, $2,900,000 and $900,000, respectively, assuming no underwriting fees or similar fees. The warrants will be automatically exercised on the date of the closing of the IPO.

On August 31, 2004, the Company entered into a Warrant Exchange Agreement with FBR and the Subordinated Lenders. FBR surrendered its existing warrants in exchange for the number of shares that would be purchasable in the IPO for $4,500,000, for a price per share at which such shares are sold to the public, minus all underwriting discounts and commissions. In consideration of the additional $500,000 provided by FBR, the Company issued warrants to FBR for the number of shares that would be purchasable in the IPO for $1,000,000, at $0.01 per share. The Subordinated Lenders surrendered their existing warrants in exchange for the number of shares that would be purchasable in the IPO for $1,200,000 for a price per share at which such shares are sold to the public, minus all underwriting discounts and commissions. In consideration of the additional $50,000 provided by a senior member of management, the Company issued warrants for the number of shares that would be purchasable additionally exchanged his for the number of shares that would be purchasable in the IPO for $100,000, at $0.01 per share.

Report of Independent

Registered Public Accounting Firm

To the Board of Directors and Stockholder of

Potomac Insurance Company of Illinois:

In our opinion, the accompanying balance sheets and the related statements of income and comprehensive income, stockholder’s equity and of cash flows present fairly, in all material respects, the financial position of Potomac Insurance Company of Illinois (Successor Company) (the “Company”) at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2003 and for the period June 1, 2001 through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the financial statements, the Company changed its method of accounting for goodwill in 2002.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 11, 2004

Report of Independent

Registered Public Accounting Firm

To the Board of Directors and Stockholder

of Potomac Insurance Company of Illinois:

In our opinion, the accompanying statements of income and comprehensive income, stockholder’s equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of Potomac Insurance Company of Illinois (Predecessor Company) (the “Company”) for the period January 1, 2001 through May 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 11, 2004

POTOMAC INSURANCE COMPANY OF ILLINOIS

BALANCE SHEETS

	December 31,	December 31,
	2003	2002

	(Dollars in thousands,
	except share amounts)
Assets
Fixed maturity investments, at fair value (cost: $36,111 and $27,041)	$37,093	$28,061
Short-term investments, at amortized cost (which approximates fair value)	12,020	1,998
Other investments, at cost	—	28

Total investments	49,113	30,087
Cash and cash equivalents	10,307	33,673
Insurance premiums receivable	2,119	2,805
Reinsurance recoverable on paid and unpaid losses due from OneBeacon	139,278	174,869
Deferred acquisition costs	674	791
Investment income accrued	675	494
Deferred federal income tax asset	815	1,537
Receivable from affiliate	—	200
Other assets	1,374	1,799

Total assets	$204,355	$246,255

Liabilities
Loss and loss adjustment expense reserves	$154,287	$193,672
Unearned insurance premiums	4,835	6,394
Accounts payable and other liabilities	2,703	4,978
Payable to affiliates	25	40

Total liabilities	161,850	205,084
Contingencies (Note 11)
Stockholder’s equity
Common stock at $14 par value per share — authorized 800,000 shares; issued and outstanding 300,000 shares	4,200	4,200
Paid-in capital	36,163	36,163
Retained earnings	1,504	145
Accumulated other comprehensive income, net of tax	638	663

Total stockholder’s equity	42,505	41,171

Total liabilities and stockholder’s equity	$204,355	$246,255

The accompanying notes are an integral part of these financial statements

POTOMAC INSURANCE COMPANY OF ILLINOIS

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Successor			Predecessor

	Twelve Months
	Ended		Seven Months	Five Months
	December 31,		Ended	Ended
			December 31,	May 31,
	2003	2002	2001	2001

	(In thousands)
Revenues:
Earned insurance premiums	$9,961	$13,518	$10,525	$1,250
Net investment income	2,128	1,580	946	1,077
Net realized (losses) gains	(466)	426	377	4,675
Amortization of deferred credit	—	—	284	—
Other revenue	318	391	23	46

Total revenues	11,941	15,915	12,155	7,048

Expenses:
Loss and loss adjustment expenses	6,821	10,068	10,239	2,017
Insurance acquisition expenses	1,843	2,990	1,938	1,960
General and administrative expenses	939	1,537	733	4,294
Accretion of loss and loss adjustment expense reserves to fair value	243	399	280	—

Total expenses	9,846	14,994	13,190	8,271

Pretax income (loss)	2,095	921	(1,035)	(1,223)
Federal income tax (expense) benefit	(736)	(326)	459	491

Net income (loss) before change in accounting principle	1,359	595	(576)	(732)

Cumulative effect of change in accounting principle, net of tax	—	3,126	—	—

Net income (loss)	1,359	3,721	(576)	(732)

Net change in unrealized investment gains (losses), net of tax	(25)	654	9	(1,947)

Comprehensive net income (loss)	$1,334	$4,375	$(567)	$(2,679)

The accompanying notes are an integral part of these financial statements

POTOMAC INSURANCE COMPANY OF ILLINOIS

STATEMENT OF STOCKHOLDER’S EQUITY

					Accumulated
					Other
	Total				Comprehensive
	Stockholder’s	Common	Paid-in	Retained	Income (Loss),
	Equity	Stock	Capital	Earnings	Net of Tax

	(in thousands)
Predecessor
Balances at January 1, 2001.	$39,940	$4,200	$8,402	$25,124	$2,214

Net loss	(732)	—	—	(732)	—
Net change in unrealized investment gains (losses), net of tax	(1,947)	—	—	—	(1,947)
Contributions from Parent	1,508	—	1,508	—	—

Balances at May 31, 2001.	$38,769	$4,200	$9,910	$24,392	$267

Successor
Balances at June 1, 2001.	$35,858	$4,200	$31,658	$—	$—

Net loss	(576)	—	—	(576)	—
Net change in unrealized investment gains (losses), net of tax	9	—	—	—	9
Contribution from Parent	4,000	—	4,000	—	—

Balances at December 31, 2001.	$39,291	$4,200	$35,658	$(576)	$9

Net income	3,721	—	—	3,721	—
Net change in unrealized investment gains (losses), net of tax	654	—	—	—	654
Dividends to Parent declared	(3,000)	—	—	(3,000)	—
Contribution from Parent	505	—	505	—	—

Balances at December 31, 2002.	$41,171	$4,200	$36,163	$145	$663

Net income	1,359	—	—	1,359	—
Net change in unrealized investment gains (losses), net of tax	(25)	—	—	—	(25)

Balances at December 31, 2003.	$42,505	$4,200	$36,163	$1,504	$638

The accompanying notes are an integral part of these financial statements

POTOMAC INSURANCE COMPANY OF ILLINOIS

STATEMENT OF CASH FLOWS

	Successor			Predecessor

	Twelve Months
	Ended		Seven Months	Five Months
	December 31,		Ended	Ended
			December 31,	May 31,
	2003	2002	2001	2001

	(In thousands)
Cash flows from operations:
Net income (loss)	$1,359	$3,721	$(576)	$(732)
Charges (credits) to reconcile net income to cash flows from operations:
Federal income tax expense (benefit)	736	326	(459)	(491)
Net realized losses (gains)	466	(426)	(377)	(4,675)
Cumulative effect of change in accounting principle	—	(3,126)	—	—
Net change in:
Reinsurance recoverable on paid and unpaid losses	35,591	79,010	(1,258)	46,015
Loss and loss adjustment expense reserves	(39,385)	(81,995)	529	(50,195)
Insurance premiums receivable	686	1,746	1,740	596
Unearned insurance premiums	(1,159)	(6,444)	(2,732)	(5,907)
Deferred acquisition costs	117	394	462	513
Payable related to purchase of NICO and GRC covers	—	—	—	6,809
Other, net	(1,966)	5,092	2,380	6,246

Net cash flows used for operations	(3,555)	(1,702)	(291)	(1,821)

Cash flows from investing activities:
Net (increase) decrease in short-term investments	(10,022)	42,775	—	6,819
Sales of fixed maturity investments	314,811	44,777	9,344	51,238
Redemptions, calls and maturities of fixed maturity investments	267	—	—	525
Purchases of fixed maturity investments	(324,867)	(50,415)	(14,516)	(8,416)

Net cash flows (used for) provided by investing activities	(19,811)	37,137	(5,172)	50,166

Cash flows from financing activities:
Amounts loaned to Parent	—	—	—	(50,987)
Cash contributions received from Parent	—	505	4,000	275
Cash dividends paid to Parent	—	(3,000)	—	—

Net cash flows (used for) provided by financing activities	—	(2,495)	4,000	(50,712)

Net (decrease) increase in cash and cash equivalents during the period	(23,366)	32,940	(1,463)	(2,367)
Cash and cash equivalents at beginning of the period	33,673	733	2,196	4,563

Cash and cash equivalents at end of the period	$10,307	$33,673	$733	$2,196

Significant Non-cash Transaction:
Net settlement of amounts loaned to Parent	$—	$—	$44,773	$1,233

The accompanying notes are an integral part of these financial statements

POTOMAC INSURANCE COMPANY OF ILLINOIS

NOTES TO FINANCIAL STATEMENTS
(dollars in thousands)

Note 1 — NATURE OF OPERATIONS

Potomac Insurance Company of Illinois (“Potomac”) was incorporated in 1981 and is principally engaged in property and casualty insurance operations. Potomac is domiciled in Illinois and is licensed in 41 states and the District of Columbia at December 31, 2003.

Potomac is an indirect wholly-owned subsidiary of OneBeacon Insurance Company (“OneBeacon”). On June 1, 2001, White Mountains Insurance Group, Ltd. (“White Mountains”), the ultimate parent company, acquired (the “Acquisition”) OneBeacon Insurance Group LLC (“OneBeacon Group”) which owns OneBeacon from Aviva plc (formerly CGNU plc). The periods presented within these financial statements and related footnotes relating to periods prior to the Acquisition have been labeled “Predecessor” whereas those financial statements and related footnotes relating to periods subsequent to the Acquisition have been labeled “Successor”.

Potomac is a participant in the OneBeacon Amended and Restated Reinsurance (Pooling) Agreement (the “Pool”). Under this agreement Potomac cedes all of its insurance assets, liabilities, revenues and expenses into a pool (the “Pool”) and assumes a 0.5% share of the Pool’s insurance assets, liabilities, revenues and expenses.

Note 2 — PENDING TRANSACTION

On March 22, 2004, OneBeacon entered into a non-binding agreement to sell Potomac to Specialty Underwriters’ Alliance, Inc. The agreed upon sale price is Potomac’s statutory basis capital and surplus as of the closing date plus $10,500. Additionally, OneBeacon entered into an assumption reinsurance agreement to assume all in-force insurance contracts of Potomac subject to regulatory and other approvals. The sale is expected to be consummated in the fourth quarter of 2004.

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of Potomac have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The acquisition of Potomac on June 1, 2001 was accounted for by the purchase method of accounting and, therefore, the identifiable assets and liabilities acquired were recorded at their fair values on June 1, 2001. The process of determining the fair value of such assets and liabilities acquired, as required under purchase accounting, was undertaken as follows: (i) the purchase price of Potomac was preliminarily allocated to the acquired assets and liabilities, based on their respective estimated fair values at June 1, 2001; (ii) the excess of acquired net assets over the purchase price was used to reduce the estimated fair values of all non-current, non-financial assets acquired to zero; and (iii) the remaining excess of the estimated fair value of net assets over the purchase price was recorded as a deferred credit.

In accordance with the purchase method of accounting, on June 1, 2001, White Mountains increased the net assets of Potomac by $770 ($499 after tax) representing adjustments to reflect the estimated fair value of Potomac’s assets and liabilities assumed. This increase was primarily comprised of a pretax adjustment of $1,500 ($975 after tax) resulting from fair value adjustments made to Potomac’s loss and loss adjustment expense reserves and related reinsurance recoverables, offset by a pretax adjustment of $730

POTOMAC INSURANCE COMPANY OF ILLINOIS
NOTES TO FINANCIAL STATEMENTS
(dollars in thousands)

($476 after tax) resulting from write-offs of Potomac’s non-current, non-financial assets. Potomac’s resulting deferred credit relating to White Mountains’ acquisition of Potomac totalled $3,410 at June 1, 2001. Each of these adjustments was pushed-down to Potomac’s books at June 1, 2001 and is presented herein on that basis; therefore, the Predecessor financial statements presented herein are not on a comparable basis to the Successor financial statements.

On January 1, 2002, Potomac adopted Statement of Financial Accounting Standards (“SFAS”) No. 141 entitled “Business Combinations” which requires the recognition of all existing deferred credits arising from business combinations prior to July 1, 2001 through the income statement as a change in accounting principle on the first day of the fiscal year beginning after December 15, 2001. In accordance with SFAS No. 141, Potomac recognized its entire December 31, 2001 unamortized deferred credit balance of $3,126 on January 1, 2002 as a cumulative effect of a change in accounting principle. Prior to the adoption of SFAS No. 141, Potomac had been ratably amortizing its deferred credit over a five-year period which resulted in Potomac recognizing $284 in amortization during the seven month period ending December 31, 2001. Potomac’s net loss for the seven month period ending December 31, 2001, as adjusted to exclude revenue from the amortization of its deferred credit, would have been $894.

Cash and Investments

Cash and cash equivalents include cash on hand, money market funds and investments with remaining maturities of three months or less, as determined on the date of purchase. Short-term investments consist of investments with remaining maturities of more than three months but less than one year, as determined on the date of purchase.

Fixed maturity investments are designated as available-for-sale. Available-for-sale securities are reported at estimated fair value, with changes in fair value reflected in other comprehensive income net of applicable federal income taxes. Estimated fair values are based on quoted values. Premiums and discounts on fixed maturity investments are accreted to income over the anticipated life of the investment.

Other investments consist of a private placement equity security which is reported at cost (which approximated fair value as of the balance sheet dates presented).

Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Investment losses that are other than temporary are recognized in earnings.

Investment income is recorded when earned. Realized investment gains and losses are recognized using the weighted average method.

Earned and Unearned Insurance Premiums

Premiums are recognized as revenue over the coverage period of policies written on a daily pro rata basis. Unearned insurance premiums represent the portion of premiums written relating to the remaining term of each policy.

As of December 31, 2003 and 2002, Potomac had established allowances for uncollectible earned premiums of $115 and $340, respectively. For the years ended December 31, 2003 and 2002 and for the seven months ended December 31, 2001, Potomac incurred $58, $164 and $114 in write-offs relating to uncollectible earned premiums, respectively. For the five months ended May 31, 2001, Potomac incurred $25 in write-offs relating to uncollectible earned premiums.

POTOMAC INSURANCE COMPANY OF ILLINOIS
NOTES TO FINANCIAL STATEMENTS
(dollars in thousands)

Deferred Policy Acquisition Costs

Commissions and other costs of acquiring new business that vary with and are primarily related to the production of new business are generally deferred. Deferred policy acquisition costs are amortized over the coverage period of the related insurance policies. Balances of deferred policy acquisition costs are regularly evaluated for recoverability and amounts not expected to be recoverable are expensed. During the five months ended May 31, 2001, Potomac recognized a $90 premium deficiency charge.

Loss and Loss Adjustment Expenses

Liabilities for loss and loss adjustment expenses (“LAE”) are comprised of case basis estimates for claims and claim expenses reported prior to year-end and estimates of incurred but not reported (“IBNR”) losses and loss expenses, net of estimated salvage and subrogation recoverable. These estimates are recorded gross of reinsurance and are continually reviewed and updated with any resulting adjustments reflected in current operating results. Potomac discounts certain of its long-term workers compensation loss and LAE reserves when such liabilities constitute unpaid but settled claims under which the payment pattern and ultimate costs are fixed and determinable on an individual claim basis. Potomac discounts these reserves using a discount rate which is determined based on the facts and circumstances applicable at the time the claims are settled (4.7% at December 31, 2003 and 2002). As of December 31, 2003 and 2002, the discount on Potomac’s workers compensation loss and LAE reserves amounted to $190 and $211, respectively.

Case reserves are estimated based on the experience and knowledge of claims staff regarding the nature and potential cost of each claim and are adjusted as additional information becomes known or payments are made. IBNR reserves are regarded as the most uncertain reserve segment and are derived by subtracting paid loss and LAE and case reserves from estimates of ultimate loss and LAE. Actuaries estimate ultimate loss and LAE using various generally accepted actuarial methods applied to known losses and other relevant information. Like case reserves, IBNR reserves are adjusted as additional information becomes known or payments are made.

Ultimate loss and LAE are generally determined by extrapolation of claim emergence and settlement patterns observed in the past that can reasonably be expected to persist into the future. In forecasting ultimate loss and LAE with respect to any line of business, past experience with respect to that line of business is the primary resource, but cannot be relied upon in isolation. Potomac’s own experience, particularly claims development experience, such as trends in case reserves, payments on and closings of claims, as well as changes in business mix and coverage limits, is the most important information for estimating its reserves. External data, available from organizations such as statistical bureaus, consulting firms and reinsurance companies, is sometimes used to supplement or corroborate Potomac’s own experience, and can be especially useful for estimating costs of new business.

Reinsurance

As described above, Potomac cedes all of its insurance assets, liabilities, revenues and expenses into the Pool and assumes its share of the Pool’s insurance assets, liabilities, revenues and expenses. As a result, all of its reinsurance recoverable is due from OneBeacon. See Note 10. Amounts recoverable from OneBeacon are estimated in a manner consistent with the claim liability associated with the reinsured policies. The collectibility of Potomac’s reinsurance recoverables is subject to the solvency of OneBeacon.

Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to OneBeacon are reported as a reduction of premiums written. Expense allowances received in connection with reinsurance ceded to OneBeacon have

POTOMAC INSURANCE COMPANY OF ILLINOIS
NOTES TO FINANCIAL STATEMENTS
(dollars in thousands)

been accounted for as a reduction of the related policy acquisition costs and are deferred and amortized accordingly.

New York Assigned Risk Market

The Pool writes voluntary personal automobile insurance in the State of New York. As a condition to its license to write automobile business within that state, the Pool is obligated by statute to accept future assignments from the New York Automobile Insurance Plan (“NYAIP”), a residual insurance market that obtains personal automobile insurance for those individuals who cannot otherwise obtain it in the voluntary insurance market. The share of involuntary written premium for policies assigned by the NYAIP to a particular insurer in a given year is based, in general, on its proportion of the total voluntary writings in New York two years prior. Therefore, by voluntarily writing automobile policies in New York, an insurer has an obligation under New York State insurance laws to provide insurance two years later to individuals assigned to it from the NYAIP. Alternatively, an insurance company can contractually satisfy its NYAIP obligation by either transferring its NYAIP assignments to another insurance company or by utilizing various credits offered by New York to those insurers who voluntarily write policies for individuals in the NYAIP.

During the five months ended May 31, 2001, Potomac recorded a liability of $550 for discharging its obligations associated with NYAIP assignments resulting from voluntary business written by the Pool in prior years. As of December 31, 2003 and 2002, Potomac’s reserve for NYAIP assignments was $175 and $515, respectively.

Federal Income Taxes

Potomac is included in the consolidated U.S. federal income tax return of Fund American Enterprises Holdings, Inc. (“Fund American”) its top tier U.S. holding company. Under a written tax sharing arrangement with Fund American, for periods subsequent to June 1, 2001, Potomac makes payments to or receives refunds from the Parent as if they were not part of a consolidated group but instead filed separate returns with the Internal Revenue Service. For purposes of this agreement, credit and loss carry forwards originating prior to June 2, 2001 are not taken into account.

Potomac was formerly included in the consolidated life/non-life U.S. tax return of OneBeacon Group (known at that time as CGU Corporation). Under a written tax sharing arrangement with CGU Corporation, for periods prior to June 2, 2001, Potomac was allocated federal income tax based upon its pro rata share of the total federal income tax attributable to CGU Corporation after certain other affiliates were allocated tax on a separate company basis.

Deferred income tax assets and liabilities are recognized based on temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

POTOMAC INSURANCE COMPANY OF ILLINOIS
NOTES TO FINANCIAL STATEMENTS
(dollars in thousands)

Recent Accounting Pronouncements

There are no recent accounting pronouncements that are expected to have a material effect on Potomac.

Note 4 — INVESTMENTS

The cost or amortized cost and estimated fair values of fixed maturities at December 31 were as follows:

		Gross	Gross
	Cost or	Unrealized	Unrealized	Estimated
2003	Amortized Cost	Gains	Losses	Fair Value

U.S. Treasury obligations	$19,577	$685	$(48)	$20,214
Corporate obligations	14,203	335	—	14,538
Asset-backed securities	2,331	10	—	2,341

Total fixed maturities	$36,111	$1,030	$(48)	$37,093

2002

U.S. Treasury obligations	$11,788	$843	$—	$12,631
Corporate obligations	250	2	—	252
Asset-backed securities	15,003	175	—	15,178

Total fixed maturities	$27,041	$1,020	$—	$28,061

Temporary losses on investment securities are recorded as unrealized losses. Temporary losses do not impact net income but do reduce comprehensive net income and stockholder’s equity. Unrealized losses subsequently identified as other-than-temporary impairments are recorded as realized losses. Potomac’s methodology for assessing other-than-temporary impairments is based on security-specific facts and circumstances as of the balance sheet date. As a result, subsequent adverse changes in an issuers’ credit quality or subsequent weakening of market conditions that differ from expectations could result in additional other-than-temporary impairments. Potomac did not record any other-than-temporary impairment charges on investment securities for the years ended December 31, 2003 and 2002 or for the seven months ended December 31, 2001. Potomac also did not record any other-than-temporary impairment charges on investment securities for the five months ended May 31, 2001.

Potomac believes that its gross unrealized losses relating to its fixed maturity investments at December 31, 2003 resulted primarily from increases in market interest rates from the dates that certain investments within that portfolio were acquired as opposed to fundamental changes in the credit quality of the issuers of such securities. Therefore, these decreases in value (which are unrealized losses that have been sustained for less than twelve months) are viewed as being temporary because Potomac has the intent and ability to retain such investments for a period of time sufficient to allow for any anticipated recovery in market value.

POTOMAC INSURANCE COMPANY OF ILLINOIS
NOTES TO FINANCIAL STATEMENTS
(dollars in thousands)

The cost or amortized cost and estimated fair values of fixed maturities by contractual maturity at December 31, 2003 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Cost or	Estimated
	Amortized	Fair
	Cost	Value

Due in one year or less	$10,943	$11,137
Due after one year through five years	15,659	16,080
Due after five years through ten years	7,656	7,882
Due after ten years	1,853	1,994

Total	$36,111	$37,093

Fixed maturities with carrying values of $9,394 and $10,163 were on deposit with insurance regulatory authorities as required by law at December 31, 2003 and 2002, respectively.

Information relating to Potomac’s investments is shown below:

	Successor			Predecessor

	Twelve Months
	Ended		Seven Months	Five Months
	December 31,		Ended	Ended
			December 31,	May 31,
	2003	2002	2001	2001

Proceeds from voluntary sales	$314,811	$44,777	$9,344	$51,238
Gross realized gains	812	445	377	4,675
Gross realized losses	(1,278)	(19)	—	—

The components of Potomac’s net investment income follow:

	Successor			Predecessor

	Twelve Months
	Ended		Seven Months	Five Months
	December 31,		Ended	Ended
			December 31,	May 31,
	2003	2002	2001	2001

Fixed maturities	$2,146	$869	$536	$142
Short-term investments	135	755	328	876
Other investment income	32	101	108	78

Gross investment income	2,313	1,725	972	1,096
Less: investment expenses	185	145	26	19

Net investment income	$2,128	$1,580	$946	$1,077

Potomac participates in a securities lending program whereby it loans investment securities to other institutions for short periods of time. Potomac receives a fee from the borrower in return for the use of its assets which is recorded as other investment income. The program initially requires collateral equal to 102% of the fair value of the loaned securities, which is held by a third party. The fair value of the collateral is evaluated daily and, in the event it falls below 100% of the fair value of the loaned securities, Potomac has the right to demand that it be immediately increased to an amount equal to 102% of the fair value of the loaned securities. All securities loaned can be redeemed on short notice. The total market value of Potomac’s securities on loan at December 31, 2003 was $7,713 with corresponding collateral of $7,870.

POTOMAC INSURANCE COMPANY OF ILLINOIS
NOTES TO FINANCIAL STATEMENTS
(dollars in thousands)

Note 5 — REINSURANCE

Potomac has reinsurance protection with OneBeacon which limits losses from large exposures and recover a portion of the direct losses. This ceding of insurance does not discharge Potomac from primary liability to its policyholders, and to the extent that OneBeacon would be unable to meet its reinsurance obligations, Potomac would be liable. Management of Potomac believes that OneBeacon is financially sound and will continue to meet its obligations.

The effects of Potomac’s reinsurance follow:

	Successor			Predecessor

	Twelve Months
	Ended		Seven Months	Five Months
	December 31,		Ended	Ended
			December 31,	May 31,
	2003	2002	2001	2001

Premiums written:
Direct	$928	$3,542	$8,137	$5,372
Assumed	8,886	11,781	8,893	453
Ceded	(928)	(3,542)	(8,137)	(5,372)

Net	$8,886	$11,781	$8,893	$453

Premiums earned:
Direct	$1,597	$8,236	$9,225	$10,494
Assumed	9,961	13,518	10,525	1,250
Ceded	(1,597)	(8,236)	(9,225)	(10,494)

Net	$9,961	$13,518	$10,525	$1,250

Losses and loss adjustment expenses:
Direct	$24,803	$834	$52,690	$319
Assumed	6,821	10,068	10,239	2,017
Ceded	(24,803)	(834)	(52,690)	(319)

Net	$6,821	$10,068	$10,239	$2,017

The timing and size of catastrophe losses are unpredictable and the level of losses experienced in any year could be material to Potomac’s operating results and financial position. Examples of catastrophes include losses caused by earthquakes, wildfires, hurricanes and other types of storms and terrorist acts. The extent of losses caused by catastrophes is both a function of the amount and type of insured exposure in an area affected by the event and the severity of the event. The Pool, of which Potomac is a participant, continually assesses and implements programs to manage its exposure to catastrophe losses through individual risk selection, by limiting its concentration of insurance written in catastrophe-prone areas such as coastal regions.

The Pool, of which Potomac is a participant, seeks to further reduce its exposure to catastrophe losses through the purchase of catastrophe reinsurance. The Pool uses PML forecasting to quantify its exposure to catastrophic losses. PML is a statistical modeling technique that measures a company’s catastrophic exposure as the maximum probable loss in a given time period.

As a result of the terrorist attacks of September 11, 2001 (the “Attacks”), Potomac incurred approximately $375 of pretax loss and LAE net of reinsurance, or approximately $1,240 gross of

POTOMAC INSURANCE COMPANY OF ILLINOIS
NOTES TO FINANCIAL STATEMENTS
(dollars in thousands)

reinsurance. In light of the Attacks, the Pool has sought to mitigate the risk associated with any future terrorist attacks by seeking to exclude, where permissible, coverage for such losses from their policies.

On November 26, 2002, President Bush signed the Terrorism Act, which established a federal “backstop” for commercial property and casualty losses, including workers compensation, resulting from acts of terrorism by or on behalf of any foreign person or foreign interest. The Terrorism Act requires primary commercial insurers to make terrorism coverage available immediately and provides Federal protection above individual company retention and aggregate industry retention levels. The Pool estimates its individual retention level under the Terrorism Act to be approximately $90,000 in 2004. Aggregate industry retention levels are $12,500,000 for 2004 and $15,000,000 for 2005. The Federal government will pay 90% of covered terrorism losses that exceed either the Pool’s or the industry’s retention levels, up to $100,000,000. The Terrorism Act is in effect until December 31, 2004, at which time certain members of the U.S. government have the authority to renew it for another year. Should the Terrorism Act be renewed on December 31, 2004, it will expire on December 31, 2005.

During the first four months of 2003, the Pool was able to significantly reduce the cost of its reinsurance program by purchasing less property catastrophe reinsurance during the low catastrophe season and postpone its annual renewal date to May 1. Effective May 1, 2003, the Pool purchased its normal property catastrophe reinsurance program to cover its full estimated PML (one-in-250 year) through April 30, 2004. Under that cover, the first $200,000 of losses resulting from any single catastrophe are retained by the Pool and losses from a single event in excess of $200,000 and up to $850,000 are reinsured for 100% of the loss. The Pool also purchases reinsurance coverage for certain risks, including catastrophe losses, on either a facultative or treaty basis, where it deems appropriate.

The Pool’s property catastrophe reinsurance program does not cover personal or commercial property losses resulting from nuclear, biological or chemical terrorist attacks or from “certified” events as defined under the Terrorism Act. The program covers personal property losses resulting from other types of terrorist attacks and commercial property losses from other types of domestic terrorist attacks. As a result, the Pool does not have reinsurance protection under either the Terrorism Act or its catastrophe reinsurance program for personal property losses resulting from a nuclear, biological or chemical attack. In the event of a catastrophe, the Pool can reinstate its property catastrophe reinsurance program for the remainder of the original contract term by paying a reinstatement premium which is based on the product of the percentage of coverage reinstated and its original property catastrophe coverage premium.

The Pool also maintains a casualty reinsurance program which provides protection for catastrophe losses involving worker’s compensation, general liability or automobile liability in excess of $5,000 up to $60,000. This program provides one full $55,000 limit for either “certified” or “non-certified” terrorism losses but does not provide for losses resulting from nuclear, biological or chemical attacks.

In connection with the Acquisition, Aviva plc caused a wholly-owned subsidiary of OneBeacon (the “Subsidiary”) to purchase reinsurance contracts with National Indemnity Company (the “NICO Cover”) and General Reinsurance Corporation (the “GRC Cover”) which provides reinsurance protection against unanticipated increases in recorded reserves for insurance losses and LAE. Also in connection with the Acquisition, the Pool simultaneously entered into a reinsurance agreement (the “Reinsurance Agreement”) with the Subsidiary with the same terms, conditions and coverages as the NICO Cover and GRC Cover.

Under the NICO Cover, the Subsidiary paid a premium of $1,250,000 and is entitled to recover up to $2,500,000 for asbestos claims arising from business written by the Pool and ceded to the Subsidiary pertaining to years prior to 1992, environmental claims arising from business written by the Pool and ceded to the Subsidiary pertaining to years prior to 1987 and certain other exposures, all net of third party

POTOMAC INSURANCE COMPANY OF ILLINOIS
NOTES TO FINANCIAL STATEMENTS
(dollars in thousands)

reinsurance recoveries. The GRC Cover, for which the Subsidiary paid $275,000, provides up to $570,000 in excess of loss reinsurance protection against adverse development on accident year 2000 and prior losses.

The NICO Cover, the GRC Cover and the Reinsurance Agreement, which were contingent on, and occurred contemporaneously with White Mountains’ acquisition of OneBeacon, qualify for prospective reinsurance accounting treatment under the Emerging Issues Task Force Topic D-54 (“Topic D-54”) which characterizes them as an indemnification by the seller for future increases in the liabilities for losses and loss adjustment expenses that existed at the acquisition date.

Note 6 — UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES

Loss and LAE reserves are estimates of amounts needed to pay claims and related expenses in the future for insured events that have already occurred. Potomac establishes estimates of amounts recoverable from its reinsurers in a manner consistent with the claim liability covered by the reinsurance contracts, net of an allowance for uncollectible amounts. Net loss and LAE reserves represent gross loss and LAE reserves reduced by reinsurance recoverable on unpaid losses. Potomac’s loss and LAE reserves represent management’s best estimate of reserves based on a composite of the results of the various actuarial methods, as well as consideration of known facts and trends. Potomac believes that its reserves are reasonably stated; however, since the process of estimating loss and LAE reserves involves a considerable degree of judgment by management, ultimate loss and LAE for past accident years may deviate, perhaps materially, from the amounts currently reflected.

POTOMAC INSURANCE COMPANY OF ILLINOIS
NOTES TO FINANCIAL STATEMENTS
(dollars in thousands)

Changes in the Potomac’s liability for unpaid losses and LAE were as follows:

	Successor			Predecessor

	Twelve Months
	Ended		Seven Months	Five Months
	December 31,		Ended	Ended
			December 31,	May 31,
	2003	2002	2001	2001

Beginning of period:
Gross	$193,672	$275,667	$275,138	$325,333
Less reinsurance recoverables	(174,463)	(253,509)	(252,098)	(297,408)

Net	19,209	22,158	23,040	27,925

Incurred losses and LAE relating to:
Current year	6,086	9,792	9,914	6,793
Prior years	735	276	325	(4,776)

Total incurred losses and LAE	6,821	10,068	10,239	2,017

Fair value adjustment to loss and LAE reserves	—	—	(1,500)	—
Accretion of loss and LAE reserves to fair value	243	399	280	—
Paid losses and LAE related to:
Current year	(3,145)	(4,394)	(5,115)	(2,559)
Prior years	(7,850)	(9,022)	(4,786)	(4,343)

Total paid losses and LAE	(10,995)	(13,416)	(9,901)	(6,902)

End of period:
Net	15,278	19,209	22,158	23,040
Plus reinsurance recoverables	139,009	174,463	253,509	252,098

Gross	$154,287	$193,672	$275,667	$275,138

The net unfavorable development of $735 recognized in 2003 related primarily to construction defect claims on OneBeacon’s run-off operations. The 2003 net unfavorable development also resulted from a significant 1995 property claim from a pool in which OneBeacon had participated (the Industrial Risk Insurers pool) which was settled through an arbitration decision during 2003.

The net unfavorable development of $276 recognized in 2002 related primarily to increases in reserves for workers compensation coverages. This reserve increase related primarily to a continuing unfavorable trend of increases in workers compensation medical claims and indemnity costs.

The net unfavorable development of $325 recognized in the seven months ended December 31, 2001 related to long-tail lines of business (workers compensation, general liability, multiple peril and commercial automobile liability), primarily for accident years 1998 through 2000.

The net favorable development of $4,776 recognized in the five months ended May 31, 2001 reflects Potomac’s share of incurred losses and LAE ceded under the NICO Cover and GRC Cover, as described in Note 5, which served to reduce Potomac’s incurred losses and LAE related to prior years.

In connection with purchase accounting for Potomac, White Mountains was required to adjust to fair value of Potomac’s loss and LAE reserves and the related reinsurance recoverables by $3,234 and $1,734,

POTOMAC INSURANCE COMPANY OF ILLINOIS
NOTES TO FINANCIAL STATEMENTS
(dollars in thousands)

respectively, thereby reducing such balances by those amounts on Potomac’s June 1, 2001 balance sheet. This reduction to net loss and LAE reserves of $1,500 is being accreted through an income statement charge over the period that the claims are expected to be settled. As a result, Potomac recognized $243, $399 and $280 of accretion to loss and LAE reserves during 2003, 2002 and the seven months ended December 31, 2001, respectively. Potomac will accrete the remaining $578 over the future periods in which the claims are settled, which is expected to be seven or eight years from June 1, 2001.

Asbestos and environmental (“A&E”) loss and loss adjustment expense reserve activity

As a participant in the Pool, Potomac’s reserves include provisions made for claims that assert damages from A&E related exposures. Asbestos claims relate primarily to injuries asserted by those who came in contact with asbestos or products containing asbestos. Environmental claims relate primarily to pollution and related clean-up costs obligations, particularly as mandated by federal and state environmental protection agencies. In addition to the factors described above regarding the reserving process, the Pool estimates its A&E reserves based upon, among other factors, facts surrounding reported cases and exposures to claims, such as policy limits and deductibles, current law, past and projected claim activity and past settlement values for similar claims, as well as analysis of industry studies and events, such as recent settlements and asbestos-related bankruptcies.

As described above, effective June 1, 2001, the Pool entered into the Reinsurance Agreement which provides Potomac with significant reinsurance protection against unanticipated increases in recorded reserves for insurance losses and LAE with respect to asbestos, environmental and certain other latent exposures.

POTOMAC INSURANCE COMPANY OF ILLINOIS
NOTES TO FINANCIAL STATEMENTS
(dollars in thousands)

The following table summarizes reported A&E loss and LAE reserve activities for Potomac (which excludes any fair value adjustments to loss and LAE reserves made in purchase accounting).

	Successor						Predecessor

	Twelve Months
	Ended
	December 31,				Seven Months		Five Months
					Ended		Ended
					December 31,		May 31,
	2003		2002		2001		2001

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Asbestos:
Beginning balance	$5,686	$24	$5,975	$29	$1,104	$32	$1,235	$783
Incurred losses and LAE	(3)	—	—	—	5,250	—	—	(744)
Paid losses and LAE	(835)	(3)	(289)	(5)	(379)	(3)	(131)	(7)

Ending balance	4,848	21	5,686	24	5,975	29	1,104	32

Environmental:
Beginning balance	3,471	86	3,714	92	3,863	114	3,962	3,149
Incurred losses and LAE	(55)	—	—	—	—	—	—	(2,997)
Paid losses and LAE	(652)	(43)	(243)	(6)	(149)	(22)	(99)	(38)

Ending balance	2,764	43	3,471	86	3,714	92	3,863	114

Total asbestos and environmental:
Beginning balance	9,157	110	9,689	121	4,967	146	5,197	3,932
Incurred losses and LAE	(58)	—	—	—	5,250	—	—	(3,741)
Paid losses and LAE	(1,487)	(46)	(532)	(11)	(528)	(25)	(230)	(45)

Ending balance	$7,612	$64	$9,157	$110	$9,689	$121	$4,967	$146

Potomac’s reserves for A&E losses at December 31, 2003 represent management’s best estimate of its ultimate liability based on information currently available. Effective January 1, 2004, Potomac ceased its participation in the Pool and has entered into reinsurance agreements whereby it will reinsure all of its business to OneBeacon. As a result, Potomac does not expect to be subject to any additional A&E exposure in any future periods. See Note 13.

POTOMAC INSURANCE COMPANY OF ILLINOIS
NOTES TO FINANCIAL STATEMENTS
(dollars in thousands)

Note 7 — FEDERAL INCOME TAXES

The components of Potomac’s federal income taxes and a reconciliation of the Potomac’s expected and actual federal income taxes follow:

	Successor			Predecessor

	Twelve Months
	Ended		Seven Months	Five Months
	December 31,		Ended	Ended
			December 31,	May 31,
	2003	2002	2001	2001

Current	$—	$—	$—	$1,233
Deferred	736	326	(459)	(1,724)

Income tax expense (benefit)	$736	$326	$(459)	$(491)

Expected federal income taxes at 35%	$733	$322	$(362)	$(428)
Tax exempt interest	—	—	—	(65)
Deferred credit amortization	—	—	(100)	—
Other, net	3	4	3	2

Income tax expense (benefit)	$736	$326	$(459)	$(491)

The components of Potomac’s net deferred income tax asset at December 31 were as follows:

	2003	2002

Deferred income tax asset:
Losses and loss adjustment expense reserves	$337	$517
Compensation and benefit accruals	511	404
Net operating and capital loss carryforwards	464	778
Unearned insurance premiums	287	352
Other	123	336

Total deferred income tax asset	$1,722	$2,387

Deferred income tax liability:
Net unrealized gains on investments	$344	$357
Deferred acquisition costs	236	277
Receivable from trust	134	134
Other	193	82

Total deferred income tax liability	$907	$850

Net deferred income tax asset	$815	$1,537

Deferred tax assets and liabilities are recorded when a difference between an asset or liability’s financial statement value and its tax reporting value exists, and for other temporary differences as defined by SFAS No. 109, “Accounting for Income Taxes.” Potomac believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the deferred tax asset balances carried as of December 31, 2003 and 2002.

At December 31, 2003, Potomac had net operating losses of approximately $847 which expire in 2021 and capital loss carryforwards of approximately $479 which expire in 2008.

POTOMAC INSURANCE COMPANY OF ILLINOIS
NOTES TO FINANCIAL STATEMENTS
(dollars in thousands)

Any capital loss and net operating loss carryforwards are attributable to Potomac’s tax sharing agreement with the parent company of its U.S. consolidated group. In the event the tax sharing agreement is terminated, the tax benefit of these losses will not be available for use by Potomac.

The U.S. federal income tax returns of Fund American are under audit by taxing authorities. In management’s opinion, adequate tax liabilities have been established for all open tax years. These liabilities could be revised in the future if Potomac’s ultimate liability changes.

Note 8 — OTHER COMPREHENSIVE INCOME

The components of Potomac’s other comprehensive income follow:

	Successor			Predecessor

	Twelve Months
	Ended		Seven Months	Five Months
	December 31,		Ended	Ended
			December 31,	May 31,
	2003	2002	2001	2001

Other comprehensive income for the period:
Unrealized (losses) gains on investments	$(504)	$1,432	$391	$1,680
Adjustment for unrealized gains (losses) realized	466	(426)	(377)	(4,675)
Less related federal income tax expense (benefit)	13	(352)	(5)	1,048

Total	$(25)	$654	$9	$(1,947)

The components of Potomac’s accumulated other comprehensive income at December 31 follow:

	2003	2002

Accumulated other comprehensive income:
Net unrealized gains on investments	$982	$1,020
Less related federal income taxes	(344)	(357)

Total	$638	$663

Note 9 — RETIREMENT AND POSTRETIREMENT PLANS

OneBeacon, the lead company in the Pool, sponsors pension and other benefit plans. OneBeacon allocates the liabilities and expenses associated with these plans to the Pool members based on each company’s pool share. As of December 31, 2003 and 2002, Potomac’s share of the pooled liabilities was $2,724 and $2,697, respectively. During 2003, 2002 and the seven months ended December 31, 2001, Potomac’s share of the pooled expenses was $34, $(83) and $30, respectively. During the five months ended May 31, 2001, Potomac’s share of the pooled expenses was $21.

Note 10 — RELATED PARTY TRANSACTIONS

Potomac cedes all of its insurance assets, liabilities, revenues and expenses into the Pool and assumes a 0.5% share of the Pool’s insurance assets, liabilities, revenues and expenses. As a result, Potomac’s parent does not incur any material expenses on its behalf.

Potomac has a service contract with White Mountains Advisors LLC (“Advisors”), a wholly-owned subsidiary of OneBeacon. Under this agreement, Advisors provides investment research and advice, including the execution of orders for the purchase and sale of securities. The amounts charged to Potomac

POTOMAC INSURANCE COMPANY OF ILLINOIS
NOTES TO FINANCIAL STATEMENTS
(dollars in thousands)

by Advisors for such services are based on a fixed fee applied to the month-end market values of the investments being managed. During 2003, 2002 and the seven months ended December 31, 2001, Potomac incurred a total of $185, $115 and $22 of fees and expenses, respectively, with Advisors for services provided. During the five months ended May 31, 2001, Potomac incurred a total of $15 of fees and expenses with Advisors for services provided. Potomac believes that the fees and expenses being charged by Advisors are reasonable and that such amounts do not differ materially from the amounts that Potomac would expect to pay to an unaffiliated entity for such services.

As of December 31, 2002, Potomac had a $200 receivable from the Pool resulting from routine business activities. This amount was settled in full during 2003. As of December 31, 2003 and 2002, Potomac had payables of $25 and $40, respectively, to Advisors representing billed but unpaid investment management fees.

During 2002 Potomac declared and paid $3,000 in cash dividends to OneBeacon and OneBeacon contributed $505 in cash to Potomac. During the seven months ended December 31, 2001, OneBeacon contributed $4,000 in cash to Potomac.

During the five months ended May 31, 2001, OneBeacon contributed $275 in cash to Potomac and forgave Potomac’s current tax payable at that date of $1,233.

Note 11 — CONTINGENCIES

Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. In accordance with Statement of Position 97-3, “Accounting by Insurance and Other enterprises for Insurance-Related Assessments” (“SOP 97-3”), Potomac records guaranty fund assessments when the loss is probable and the assessment amount can be reasonably estimated. At December 31, 2003 and 2002, Potomac recorded $119 and $123 for such assessments, respectively.

Certain claims settlements of the Pool are funded by annuities (structured settlements) purchased from life insurers. The aggregate present value of expected payment amounts of which Potomac is contingently liable in the event of default by the life insurer was $1,242 and $1,255 as of December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, approximately $799 and $813, respectively, of the contingent liability was with Aviva Life Insurance Company, a former affiliate.

Potomac is involved in litigation incurred in the normal settlement of claims liabilities. In the opinion of management, provision has been made in the financial statements for estimated losses that may result.

Note 12 — STATUTORY INFORMATION

The Division of Insurance of the State of Illinois (the “Division”) requires Potomac to maintain minimum statutory capital and surplus of $5,000. Other states in which Potomac is licensed to do business have their own requirements as to minimum statutory capital and surplus.

Dividends are payable from earned statutory surplus and may require the approval of state regulatory authorities, based on limitations relating to statutory surplus and net income. At December 31, 2003, 10% of surplus or approximately $4,018 was available for dividends to OneBeacon in 2004 without the prior approval of the Division. Extraordinary dividends may be paid only with the approval of the Division.

POTOMAC INSURANCE COMPANY OF ILLINOIS
NOTES TO FINANCIAL STATEMENTS
(dollars in thousands)

Potomac’s statutory basis information follows:

	Successor			Predecessor

	Twelve Months
	Ended		Seven Months	Five Months
	December 31,		Ended	Ended
			December 31,	May 31,
	2003	2002	2001	2001

Ending capital and surplus	$40,180	$38,880	N/A	N/A
Net income	$1,985	$1,911	$(648)	$793

Note 13 — SUBSEQUENT EVENT

Through December 31, 2003, Potomac ceded all its insurance assets, liabilities, revenues and expenses into the Pool and assumed a 0.5% share of the Pool’s assets and liabilities. As of January 1, 2004, Potomac ceased its participation in the Pool and entered into reinsurance agreements whereby it ceded all of its direct insurance business to OneBeacon. As a result, Potomac no longer has any insurance assets or liabilities on a net basis and will not share in any favorable or unfavorable development of prior year losses recorded by the Pool after January 1, 2004 unless OneBeacon fails to perform under the reinsurance agreements.

POTOMAC INSURANCE COMPANY OF ILLINOIS

BALANCE SHEETS
(UNAUDITED)

	June 30,	December 31,
	2004	2003

	(Dollars in thousands,
	except share amounts)
Assets
Fixed maturity investments, at fair value (amortized cost: $37,115 and $36,111)	$39,543	$37,093
Short-term investments, at amortized cost (which approximates fair value)	632	12,020

Total investments	40,175	49,113
Cash and cash equivalents	48	10,307
Insurance premiums receivable	—	2,119
Reinsurance recoverable on paid and unpaid losses due from OneBeacon	115,771	139,278
Deferred acquisition costs	—	674
Investment income accrued	737	675
Deferred federal income tax asset	687	815
Accounts receivable from unsettled investment sales	772	—
Other assets	408	1,374

Total assets	$158,598	$204,355

Liabilities
Loss and loss adjustment expense reserves	$115,771	$154,287
Unearned insurance premiums	224	4,835
Accounts payable and other liabilities	38	2,703
Payable to affiliates	—	25

Total liabilities	116,033	161,850
Contingencies (Note 8)
Stockholder’s equity
Common stock at $14 par value per share — authorized 800,000 shares; issued and outstanding 300,000 shares	4,200	4,200
Paid-in capital	36,163	36,163
Retained earnings	1,952	1,504
Accumulated other comprehensive income, net of tax	250	638

Total common stockholder’s equity	42,565	42,505

Total liabilities and stockholder’s equity	$158,598	$204,355

The accompanying notes are an integral part of these financial statements

POTOMAC INSURANCE COMPANY OF ILLINOIS

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(UNAUDITED)

	Six Months Ended
	June 30,

	2004	2003

	(In thousands)
Revenues:
Earned insurance premiums	$—	$5,114
Net investment income	792	1,098
Net realized losses	(102)	(32)

Total revenues	690	6,180

Expenses:
Loss and loss adjustment expenses	—	3,415
Insurance acquisition expenses	—	665
General and administrative expenses	—	777
Accretion of loss and loss adjustment expenses to fair value	—	142

Total expenses	—	4,999

Pretax income	690	1,181
Federal income tax expense	(242)	(413)

Net income	448	768

Net change in unrealized gains and losses for investments held, after tax	(454)	388
Recognition of unrealized gains and losses for investments sold, after tax	66	21

Comprehensive net income	$60	$1,177

The accompanying notes are an integral part of these financial statements

POTOMAC INSURANCE COMPANY OF ILLINOIS

STATEMENT OF STOCKHOLDER’S EQUITY
(UNAUDITED)

					Accumulated
					Other
					Comprehensive
					Income
	Stockholder’s	Common	Paid-in	Retained	(Loss), Net
	Equity	Stock	Capital	Earnings	of Tax

	(In thousands)
Balances at January 1, 2003	$41,171	$4,200	$36,163	$145	$663

Net income	768	—	—	768	—
Net change in unrealized gains, net of tax	(409)	—	—	—	(409)

Balances at June 30, 2003.	$42,348	$4,200	$36,163	$913	$1,072

Balances at January 1, 2004.	$42,505	$4,200	$36,163	$1,504	$638

Net income	448	—	—	448	—
Net change in unrealized gains, net of tax	(388)	—	—	—	(388)

Balances at June 30, 2004	$42,565	$4,200	$36,163	$1,952	$250

The accompanying notes are an integral part of these financial statements

POTOMAC INSURANCE COMPANY OF ILLINOIS

STATEMENT OF CASH FLOWS
(UNAUDITED)

	Six Months Ended June 30,

	2004	2003

	(In thousands)
Cash flows from operations:
Net income	$448	$768
Charges (credits) to reconcile net income to cash flows from operations:
Federal income tax expense	242	413
Net realized gains	102	32
Net change in:
Reinsurance recoverable on paid and unpaid losses	23,507	16,253
Loss and loss adjustment expense reserves	(38,516)	(18,509)
Unearned insurance premiums	(4,611)	(1,223)
Deferred acquisition costs	674	(7)
Other, net	382	760

Net cash flows (used for) provided by operations	(17,772)	(1,513)

Cash flows from investing activities:
Net decrease (increase) in short-term investments	11,388	(10,425)
Sales of fixed maturity investments	7,189	134,110
Redemptions, calls and maturities of fixed maturity investments	2,912	51,430
Purchases of fixed maturity investments	(13,204)	(216,692)

Unsettled net investment purchases (sales)	(772)	16,786

Net cash flows provided by (used for) investing activities	7,513	(24,791)

Cash flows provided by financing activities	—	—

Net decrease in cash and cash equivalents during period	(10,259)	(26,304)
Cash and cash equivalent balances at beginning of period	10,307	33,673

Cash and cash equivalent balances at end of period	$48	$7,369

The accompanying notes are an integral part of these financial statements

POTOMAC INSURANCE COMPANY OF ILLINOIS

NOTES TO FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(UNAUDITED)
(dollars in thousands)

NOTE 1 — NATURE OF OPERATIONS

Potomac Insurance Company of Illinois (“Potomac”) was incorporated in 1981 and is principally engaged in property and casualty insurance operations. Potomac is domiciled in Illinois and is licensed in 41 states and the District of Columbia at June 30, 2004.

Potomac is a wholly-owned subsidiary of OneBeacon Insurance Company (“OneBeacon”). On June 1, 2001, White Mountains Insurance Group, Ltd. (“White Mountains”), the ultimate parent company, acquired OneBeacon Insurance Group LLC (“OneBeacon Group”) which owns OneBeacon.

Through December 31, 2003, Potomac was a participant in the OneBeacon Amended and Restated Reinsurance (Pooling) Agreement (the “Pool”). Under this agreement Potomac ceded all of its insurance assets, liabilities, revenues and expenses into a pool (the “Pool”) and assumed a 0.5% share of the Pool’s assets and liabilities. As of January 1, 2004, Potomac ceased its participation in the Pool and entered into reinsurance agreements whereby it ceded all of its direct insurance business to OneBeacon. These reinsurance transactions have significantly affected the comparability of the financial statement information presented herein.

NOTE 2 — PENDING TRANSACTION

On March 22, 2004, OneBeacon entered into a non-binding agreement to sell Potomac to Specialty Underwriters’ Alliance, Inc. The agreed upon sale price is Potomac’s statutory basis capital and surplus as of the closing date plus $10,500. The sale is expected to be consummated in the fourth quarter of 2004.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of Potomac have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information.

The financial statements include all adjustments considered necessary by management to fairly present the financial position, results of operations and cash flows of Potomac. These interim financial statements may not be indicative of financial results for the full year. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The acquisition of Potomac on June 1, 2001 was accounted for by the purchase method of accounting and, therefore, the identifiable assets and liabilities acquired were recorded at their fair values on June 1, 2001. The process of determining the fair value of such assets and liabilities acquired, as required under purchase accounting, was undertaken as follows: (i) the purchase price of Potomac was preliminarily allocated to the acquired assets and liabilities, based on their respective estimated fair values at June 1, 2001; (ii) the excess of acquired net assets over the purchase price was used to reduce the estimated fair values of all non-current, non-financial assets acquired to zero; and (iii) the remaining excess of the estimated fair value of net assets over the purchase price was recorded as a deferred credit.

In accordance with the purchase method of accounting, on June 1, 2001, White Mountains increased the net assets of Potomac by $770 ($499 after tax) representing adjustments to reflect the estimated fair value

POTOMAC INSURANCE COMPANY OF ILLINOIS
NOTES TO FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(UNAUDITED)
(dollars in thousands)

of Potomac’s assets and liabilities assumed. This increase was primarily comprised of a pretax adjustment of $1,500 ($975 after tax) resulting from fair value adjustments made to Potomac’s loss and loss adjustment expense reserves and related reinsurance recoverables, offset by a pretax adjustment of $730 ($476 after tax) resulting from write-offs of Potomac’s non-current, non-financial assets. Potomac’s resulting deferred credit relating to White Mountains’ acquisition of Potomac totalled $3,410 at June 1, 2001. Upon the adoption of Statement of Financial Accounting Standards No. 141, Potomac recognized its remaining unamortized deferred credit balance of $3,126 as a cumulative effect of a change in accounting principle on January 1, 2001. Each of these adjustments was pushed-down to Potomac’s books at June 1, 2001.

Cash and Investments

Cash and cash equivalents include cash on hand, money market funds and investments with remaining maturities of three months or less, as determined on the date of purchase. Short-term investments consist of investments with remaining maturities of more than three months but less than one year, as determined on the date of purchase.

Fixed maturity investments are designated as available-for-sale. Available-for-sale securities are reported at estimated fair value, with changes in fair value reflected in other comprehensive income net of applicable federal income taxes. Estimated fair values are based on quoted values. Premiums and discounts on fixed maturity investments are accreted to income over the anticipated life of the investment.

Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Investment losses that are other-than-temporary are recognized in earnings.

Investment income is recorded when earned. Realized investment gains and losses are recognized using the weighted average method.

Earned and Unearned Insurance Premiums

Premiums are recognized as revenue over the coverage period of policies written on a daily pro rata basis. Unearned insurance premiums represent the portion of premiums written relating to the remaining term of each policy.

As of January 1, 2004, Potomac ceased participating in the Pool and transferred its allowances for uncollectible earned premiums to OneBeacon. As of December 31, 2003, Potomac had established allowances for uncollectible earned premiums of $115. For the six months ended June 30, 2003, Potomac incurred $22 in write-offs relating to uncollectible earned premiums.

Deferred Policy Acquisition Costs

Commissions and other costs of acquiring new business that vary with and are primarily related to the production of new business are generally deferred. Deferred policy acquisition costs are amortized over the coverage period of the related insurance policies. Balances of deferred policy acquisition costs are regularly evaluated for recoverability and amounts not expected to be recoverable are expensed. As of January 1, 2004 with its withdrawal from the Pool, Potomac transferred its deferred acquisition costs to OneBeacon.

POTOMAC INSURANCE COMPANY OF ILLINOIS
NOTES TO FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(UNAUDITED)
(dollars in thousands)

Loss and Loss Adjustment Expenses

Liabilities for loss and loss adjustment expenses (“LAE”) are comprised of case basis estimates for claims and claim expenses reported prior to period-end and estimates of incurred but not reported (“IBNR”) losses and loss expenses, net of estimated salvage and subrogation recoverable. These estimates are recorded gross of reinsurance and are continually reviewed and updated with any resulting adjustments reflected in current operating results. Potomac discounts certain of its net long-term workers compensation loss and LAE reserves when such liabilities constitute unpaid but settled claims under which the payment pattern and ultimate costs are fixed and determinable on an individual claim basis. Potomac discounts these reserves using a discount rate which is determined based on the facts and circumstances applicable at the time the claims are settled (4.7% at December 31, 2003). As of June 30, 2004 and December 31, 2003, the discount on Potomac’s net workers compensation loss and LAE reserves amounted to $0 and $190, respectively.

Case reserves are estimated based on the experience and knowledge of claims staff regarding the nature and potential cost of each claim and are adjusted as additional information becomes known or payments are made. IBNR reserves are regarded as the most uncertain reserve segment and are derived by subtracting paid loss and LAE and case reserves from estimates of ultimate loss and LAE. Actuaries estimate ultimate loss and LAE using various generally accepted actuarial methods applied to known losses and other relevant information. Like case reserves, IBNR reserves are adjusted as additional information becomes known or payments are made.

Ultimate loss and LAE are generally determined by extrapolation of claim emergence and settlement patterns observed in the past that can reasonably be expected to persist into the future. In forecasting ultimate loss and LAE with respect to any line of business, past experience with respect to that line of business is the primary resource, but cannot be relied upon in isolation. Potomac’s own experience, particularly claims development experience, such as trends in case reserves, payments on and closings of claims, as well as changes in business mix and coverage limits, is the most important information for estimating its reserves. External data, available from organizations such as statistical bureaus, consulting firms and reinsurance companies, is sometimes used to supplement or corroborate Potomac’s own experience, and can be especially useful for estimating costs of new business.

Reinsurance

All of Potomac’s reinsurance recoverables are due from OneBeacon. See Note 6. Amounts recoverable from OneBeacon are estimated in a manner consistent with the claim liability associated with the reinsured policies. The collectibility of Potomac’s reinsurance of recoverables is subject to the solvency of OneBeacon

Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to OneBeacon are reported as a reduction of premiums written. Expense allowances received in connection with reinsurance ceded to OneBeacon have been accounted for as a reduction of the related policy acquisition costs and are deferred and amortized accordingly.

New York Assigned Risk Market

The Pool writes voluntary personal automobile insurance in the State of New York. As a condition to its license to write automobile business within that state, the Pool is obligated by statute to accept future

POTOMAC INSURANCE COMPANY OF ILLINOIS
NOTES TO FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(UNAUDITED)
(dollars in thousands)

assignments from the New York Automobile Insurance Plan (“NYAIP”), a residual insurance market that obtains personal automobile insurance for those individuals who cannot otherwise obtain it in the voluntary insurance market. The share of involuntary written premium for policies assigned by the NYAIP to a particular insurer in a given year is based, in general, on its proportion of the total voluntary writings in New York two years prior. Therefore, by voluntarily writing automobile policies in New York, an insurer has an obligation under New York State insurance laws to provide insurance two years later to individuals assigned to it from the NYAIP. Alternatively, an insurance company can contractually satisfy its NYAIP obligation by either transferring its NYAIP assignments to another insurance company or by utilizing various credits offered by New York to those insurers who voluntarily write policies for individuals in the NYAIP. As of June 30, 2004 and December 31, 2003, Potomac’s net reserves for NYAIP assignments was $0 and $175, respectively.

Federal Income Taxes

Potomac is included in the consolidated U.S. tax return of Fund American Enterprises Holdings, Inc. (“Fund American”). Under a written tax sharing arrangement with Fund American, Potomac is allocated tax based upon the liability of the group if it had filed its return on a stand-alone basis. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the period.

Deferred income tax assets and liabilities are recognized based on temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws. Potomac’s income tax provision for the periods presented did not differ from the expected income tax rate of 35% as Potomac did not have any significant items requiring differing treatment for financial and income tax purposes.

POTOMAC INSURANCE COMPANY OF ILLINOIS
NOTES TO FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(UNAUDITED)
(dollars in thousands)

Recent Accounting Pronouncements

There are no recent accounting pronouncements that are expected to have a material effect on Potomac.

NOTE 4 — INVESTMENTS

The cost or amortized cost and estimated fair values of fixed maturities were as follows:

	June 30, 2004

		Gross	Gross
	Cost or	Unrealized	Unrealized	Estimated Fair
	Amortized Cost	Gains	Losses	Value

U.S. government obligations	$18,176	$437	$(42)	$18,571
Corporate obligations	19,608	94	(102)	19,600
Asset-backed securities	1,373	—	(1)	1,372

Total fixed maturities	$39,157	$531	$(145)	$39,543

	December 31, 2003

U.S. government obligations	$19,577	$685	$(48)	$20,214
Corporate obligations	14,203	335	—	14,538
Asset-backed securities	2,331	10	—	2,341

Total fixed maturities	$36,111	$1,030	$(48)	$37,093

Information relating to Potomac’s investments for the six months ended June 30 is shown below:

	2004	2003

Proceeds from voluntary sales	$7,189	$134,110
Gross realized gains	101	714
Gross realized losses	(203)	(746)

Temporary losses on investment securities are recorded as unrealized losses. Temporary losses do not impact net income but do reduce comprehensive net income and shareholder’s equity. Unrealized losses subsequently identified as other-than-temporary impairments are recorded as realized losses.

Potomac’s methodology of assessing other-than-temporary impairment charges on its investments is based on security-specific facts, circumstances and intentions as of the balance sheet date. Potomac did not record any other-than-temporary impairment charges for the six months ended June 30, 2004 and 2003.

The components of net investment income for the six months ended June 30 were as follows:

	2004	2003

Fixed maturities	$828	$1,106
Short-term investments	17	78
Other investment income	11	14

Gross investment income	$856	$1,198
Less: investment expenses	64	100

Net investment income	$792	$1,098

POTOMAC INSURANCE COMPANY OF ILLINOIS
NOTES TO FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(UNAUDITED)
(dollars in thousands)

Potomac participates in a securities lending program whereby it loans investment securities to other institutions for short periods of time. Potomac receives a fee from the borrower in return for the use of its assets. The program initially requires collateral equal to 102% of the fair value of the loaned securities, which is held by a third party. The fair value of the collateral is evaluated daily and, in the event it falls below 100% of the fair value of the loaned securities, Potomac has the right to demand that it be immediately increased to an amount equal to 102% of the fair value of the loaned securities. All securities loaned can be redeemed on short notice. The total market value of Potomac’s securities on loan at June 30, 2004 was $155 with corresponding collateral of $159.

NOTE 5 — UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES

Loss and LAE reserves are estimates of amounts needed to pay claims and related expenses in the future for insured events that have already occurred. Potomac establishes estimates of amounts recoverable from its reinsurers in a manner consistent with the claim liability covered by the reinsurance contracts, net of an allowance for uncollectible amounts. Net loss and LAE reserves represent gross loss and LAE reserves reduced by reinsurance recoverable on unpaid losses. Potomac’s Loss and LAE reserves represent management’s best estimate of reserves based on a composite of the results of the various actuarial methods, as well as consideration of known facts and trends. Potomac believes that its reserves are reasonably stated; however, since the process of estimating Loss and LAE reserves involves a considerable degree of judgment by management, ultimate loss and LAE for past accident years may deviate, perhaps materially, from the amounts currently reflected.

Changes in the liability for unpaid losses and LAE for the six months ended June 30 were as follows:

	2004	2003

Beginning of period:
Gross	$154,287	$193,672
Less reinsurance recoverables	(139,009)	(174,463)

Net	15,278	19,209

Incurred losses and LAE relating to:
Current year	—	3,421
Prior years	—	(6)

Total incurred losses and LAE	—	3,415

Accretion of loss and LAE reserves to fair value	—	142
Transfer of loss and LAE reserves to OneBeacon	(15,278)	—

Paid losses and LAE related to:
Current year	—	(1,315)
Prior years	—	(4,048)

Total paid losses and LAE	—	(5,363)

End of period:
Net	—	17,403
Plus reinsurance recoverables	115,771	157,760

Gross	$115,771	$175,163

POTOMAC INSURANCE COMPANY OF ILLINOIS
NOTES TO FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(UNAUDITED)
(dollars in thousands)

Potomac did not recognize any significant development on its loss and LAE reserves relating to prior years during the six months ended June 30, 2004 and 2003.

In connection with purchase accounting for Potomac, White Mountains was required to adjust the fair value of Potomac’s loss and LAE reserves and the related reinsurance recoverables by $3,234 and $1,734, respectively, on Potomac’s balance sheet at June 1, 2001. Through December 31, 2003, this reduction to net loss and LAE reserves was being accreted through an income statement charge over the period that the claims were expected to be settled. As a result, Potomac recognized $142 of accretion to loss and LAE reserves during the six months ended June 30, 2003. In connection with Potomac’s reinsurance agreements, all loss and LAE reserves and related reinsurance recoverables on which the fair value adjustment was recorded were ceded to OneBeacon as of January 1, 2004.

In connection with the transfer and assumption agreement on January 1, 2004, Potomac ceded to OneBeacon net loss and LAE reserves of $15,278, unearned insurance premiums of $4,097, other net insurance related assets of $77 and short-term investments of $19,298.

NOTE 6 — RELATED PARTY TRANSACTIONS

As of January 1, 2004, Potomac ceased its participation in the Pool and entered into reinsurance agreements whereby it ceded all of its direct insurance business to OneBeacon. As a result, Potomac no longer has any insurance assets or liabilities on a net basis and will not share in any favorable or unfavorable development of prior year losses recorded by the Pool after January 1, 2004 unless OneBeacon fails to perform on its reinsurance obligations.

Potomac recorded a receivable from OneBeacon in the amount of $772 at June 30, 2004 which represents a net settlement with OneBeacon resulting from its cessation from the Pool.

Potomac has a service contract with White Mountains Advisors LLC (“Advisors”), a wholly-owned subsidiary of OneBeacon. Under this agreement, Advisors provides investment research and advice, including the execution of orders for the purchase and sale of securities. The amounts charged to Potomac by Advisors for such services are based on a fixed fee applied to the month-end market values of the investments being managed. During the six months ended June 30, 2004 and 2003, Potomac incurred a total of $64 and $100 of fees and expenses, respectively, with Advisors for services provided. Potomac believes that the fees and expenses being charged by Advisors are reasonable and that such amounts do not differ materially from the amounts that Potomac would expect to pay to an unaffiliated entity for such services.

NOTE 7 — CONTINGENCIES

Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. In accordance with Statement of Position 97-3, “Accounting by Insurance and Other enterprises for Insurance-Related Assessments” (“SOP 97-3”), Potomac records guaranty fund assessments when the loss is probable and the assessment amount can be reasonably estimated. At June 30, 2004 and December 31, 2003, Potomac recorded $0 and $119 for such assessments, respectively.

Potomac is involved in litigation incurred in the normal settlement of claims liabilities. In the opinion of management, provision has been made in the financial statements for estimated losses that may result.

GLOSSARY OF SELECTED INSURANCE, REINSURANCE AND INVESTMENT TERMS

Acquisition costs:	The aggregate of policy acquisition costs, including commissions and the portion of administrative, general and other expenses attributable to underwriting operations.

Broker:	One who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other service rendered, between (1) a policyholder and a primary insurer, on behalf of the insured party, (2) a primary insurer and reinsurer, on behalf of the primary insurer, or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer.

Capacity:	The percentage of surplus, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions or indirect restrictions.

Case reserves:	Loss reserves, established with respect to specific, individual reported claims.

Casualty insurance and reinsurance:	Insurance or reinsurance that is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the resulting legal liability imposed on the underlying insured resulting therefrom.

Catastrophe; Catastrophic:	A severe loss or disaster, typically involving multiple claimants. Common perils include earthquakes, hurricanes, hailstorms, severe winter weather, floods, fires, tornadoes, explosions and other natural or man-made disasters. Catastrophe losses also may arise from acts of war, acts of terrorism and political instability.

Catastrophe loss:	Loss and directly identified loss adjustment expenses from catastrophes.

Cede; Cedent; Ceding company:	When a party reinsures its liability with another, it transfers or “cedes” business (premiums or losses) and is referred to as the “cedent” or “ceding company.”

Claim:	Request by an insured or reinsured for indemnification by an insurance company or a reinsurance company for loss incurred from an insured peril or event.

Deductible:	The amount of loss that an insured retains, although the insurer is legally responsible for losses within the deductible and looks to the insured for reimbursement for such losses. Contrast this with a self-insured retention (SIR), where the insurer is only responsible for claims in excess of the SIR, regardless of the financial status of the insured.

Directors’ and officers’ liability:	Insurance or reinsurance that covers liability for corporate directors and officers for wrongful acts, subject to applicable exclusions, terms and conditions of the policy.

Excess of loss:	A generic term describing insurance or reinsurance that indemnifies the insured or the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called a “retention.” Also known as non-proportional insurance or reinsurance. Excess of loss insurance or reinsurance is written in layers. An insurer or reinsurer or group of insurers or reinsurers accepts a band of coverage up to a specified amount. The total coverage purchased by the cedent is referred to as a “program” and will typically be placed with predetermined insurers or reinsurers in pre-negotiated layers. Any liability exceeding the outer limit of the program reverts to the ceding company, which also bears the credit risk of an insurer’s or reinsurer’s insolvency.

Exclusions:	Provisions in an insurance or reinsurance policy excluding certain risks or otherwise limiting the scope of coverage.

Exposure:	The possibility of loss. A unit of measure of the amount of risk a company assumes.

Frequency:	The number of claims occurring during a given coverage period. This is sometimes quoted as number of claims per unit of exposure.

GAAP:	Accounting principles generally accepted in the United States, as defined by the American Institute of Certified Public Accountants or statements of the Financial Accounting Standards Board. GAAP is the method of accounting to be used by Specialty Underwriters’ Alliance, Inc. for reporting to stockholders.

Incurred but not reported(“IBNR”):	Reserves for estimated losses that have been incurred by insureds and reinsureds but not yet reported to the insurer or reinsurer, including unknown future developments on losses which are known to the insurer or reinsurer.

Layer:	The interval between the retention or attachment point and the maximum limit of indemnity for which an insurer or reinsurer is responsible.

Loss and loss adjustment expense ratio:	The ratio of losses and loss expenses to net premiums earned, determined in accordance with either SAP or GAAP.

Loss reserves:	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and for loss adjustment expenses.

Losses and loss adjustment expense:	The expense of settling claims, including legal and other fees and the portion of general expense allocated to claim settlement costs (also known as claim adjustment expenses), plus losses incurred with respect to claims.

Losses incurred:	The total losses sustained by an insurer or reinsurer under a policy or policies, whether paid or unpaid. Incurred losses include a provision for IBNR.

Premiums:	The amount charged during the term on policies and contracts issued, renewed or reinsured by an insurance company or reinsurance company.

Rates:	Amounts charged per unit of insurance and reinsurance (also sometimes shown per unit of exposure).

Reinsurance:	An arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the ceding company. Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured.

Reinsurance agreement:	A contract specifying the terms of a reinsurance transaction (also known as a reinsurance certificate).

Reported losses:	Claims or potential claims that have been identified to a reinsurer by a ceding company or to an insurer by an insured.

Reserves:	Liabilities established by insurers to reflect the estimated costs of claim payments and the related expenses that the insurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses, for loss adjustment expenses and for unearned premiums. Loss reserves consist of “case reserves,” or reserves established with respect to individual report claims, and “IBNR reserves.” Unearned premium reserves constitute the portion of premium paid in advance for insurance or reinsurance that has not yet been provided. See also “Loss Reserves.”

Retention:	The amount or portion of risk that an insurer retains for its own account. Losses in excess of the retention level up to the outer limit of the program, if any, are paid by the reinsurer. In proportional agreements, the retention may be a percentage of the original policy’s limit. In excess of loss business, the retention is a dollar amount of loss, a loss ratio or a percentage.

Retention also may mean that portion of the loss is retained by the insured or policyholder. Most insureds do not purchase insurance to cover their entire exposure. Rather, they elect to take a deductible or self-insured retention, a portion of the risk that they will cover themselves.

Retrocessionaire:	A retrocessionaire is a reinsurer to which another reinsurer cedes all or part of the reinsurance that the first reinsurer has assumed. Reinsurance companies cede risks to retrocessionaires for reasons similar to those that cause primary insurers to purchase reinsurance: To reduce net liability on individual risks; to protect against catastrophic losses; to stabilize financial ratios; and to obtain additional underwriting capacity.

Risk-based capital:	A measure adopted by the NAIC and enacted by states for determining the minimum statutory capital and surplus requirements of insurers with required regulatory and company actions that apply when an insurer’s capital and surplus is below these minimums.

Self-insure:	The retention of a portion of the risk by a person or entity for its own account. See “Deductible” above for a comparison.

Specialty program lines:	Lines of insurance that typically serve well-defined groups of insureds with similar risk characteristics that require highly specialized knowledge of the business class.

Statutory accounting principles (“SAP”):	Recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by United States state insurance regulatory authorities including the NAIC, which in general reflect a liquidating, rather than going concern, concept of accounting.

Surplus:	As determined under SAP, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by a state to be recognized on the statutory balance sheet. Surplus is often referred to as “surplus as regards policyholders” for statutory accounting purposes.

Underwriter:	An employee of an insurance or reinsurance company who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk. The underwriter is expected to select business that will produce an average risk of loss no greater than that anticipated for the class of business.

Underwriting:	The insurer’s or reinsurer’s process of reviewing applications for insurance coverage, and the decision whether to accept all or part of the coverage and determination of the applicable premiums; also refers to the acceptance of that coverage.

Workers’ compensation:	A system (established under state and federal laws) under which employers provide insurance for benefit payments to their employees for work-related injuries, deaths and diseases, regardless of fault.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

TABLE OF CONTENTS

INFORMATION CONCERNING DEFINITIONS AND FINANCIAL INFORMATION	i
PROSPECTUS SUMMARY	1
RISK FACTORS	10
FORWARD-LOOKING STATEMENTS	23
USE OF PROCEEDS	24
DIVIDEND POLICY	24
CAPITALIZATION	25
DILUTION	27
SELECTED FINANCIAL INFORMATION OF SPECIALTY UNDERWRITERS’ ALLIANCE, INC.	28
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SPECIALTY UNDERWRITERS’ ALLIANCE, INC.	29
SELECTED FINANCIAL INFORMATION OF POTOMAC	38
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF POTOMAC	41
BUSINESS	48
REGULATION	63
MANAGEMENT	68
SECURITY OWNERSHIP	75
CERTAIN TRANSACTIONS	77
DESCRIPTION OF CAPITAL STOCK	79
SHARES ELIGIBLE FOR FUTURE SALE	82
CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS	83
UNDERWRITING	86
LEGAL MATTERS	88
EXPERTS	88
WHERE YOU CAN FIND MORE INFORMATION	88
INDEX TO FINANCIAL STATEMENTS	F-1
GLOSSARY OF SELECTED INSURANCE, REINSURANCE AND INVESTMENT TERMS	G-1

      Until                     , 2004, 25 days after the date of this prospectus, all dealers who buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

20,000,000 Shares
Common Stock

Specialty Underwriters’ Alliance, Inc.

Friedman Billings Ramsey

William Blair & Company

Cochran, Caronia & Co.

PROSPECTUS

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and the Nasdaq National Market System listing fee.

SEC Registration Fee	$36,065
NASD Filing Fee	$28,965
Nasdaq National Market System Listing Fee	$100,000
Blue Sky Fees and Expenses	$20,000
Printing and Engraving Costs	$275,000
Legal Fees and Expenses	$700,000
Accounting Fees and Expenses	$300,000
Transfer Agent and Registrar Fees and Expenses	$5,000
Miscellaneous	$34,970

Total	$1,500,000

Item 14.     Indemnification of Directors and Officers.

      Our certificate of incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the “DGCL”), our directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director’s duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The registrant has applied for liability insurance for its officers and directors. Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) arising under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the registrant may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding.

      At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the certificate. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for any indemnification.

Item 15.     Recent Sales of Unregistered Securities.

      The following is a summary of the sales during the past three years by the Registrant of securities that were not registered under the Securities Act of 1933, as amended, or the Securities Act. Except for the warrants issued in exchange for old warrants, all of the following securities were issued in reliance on the exemption from registration under Section 4(2) of the Securities Act. All recipients listed below were accredited investors, sophisticated and received adequate information about us. The new warrants issued in exchange for the old warrants, as described below, were issued in reliance on the exemption from registration under Section 3(a)(9) of the Securities Act. No commission or other remuneration was paid to any person, directly or indirectly, in connection with these transactions.

      1. On December 12, 2003, the Registrant issued a senior secured note with a principal amount not to exceed $1,250,000 to Friedman, Billings, Ramsey Group, Inc. On March 26, 2004 such note was amended to increase the maximum principal amount to $1,500,000. On July 23, 2004 such note was amended and restated to increase the maximum principal amount to $2,000,000.

      2. On December 12, 2003, the Registrant issued a subordinated note with a principal amount not to exceed $200,000 to Courtney C. Smith. On July 23, 2004 such note was amended and restated to increase the maximum principal amount to $260,000.

      3. On December 12, 2003, the Registrant issued a subordinated note with a principal amount not to exceed $200,000 to Peter E. Jokiel. On July 23, 2004 such note was further amended to decrease the maximum principal amount to $114,000.

      4. On December 12, 2003, the Registrant issued a subordinated note with a principal amount not to exceed $125,000 to William S. Loder. On July 23, 2004 such note was further amended to decrease the maximum principal amount to $45,000.

      5. On December 12, 2003, the Registrant issued a subordinated note with a principal amount not to exceed $125,000 to Gary J. Ferguson. On July 23, 2004 such note was further amended to decrease the maximum principal amount to $31,000.

      6. On December 12, 2003, the Registrant issued a warrant to FBR to purchase a number of shares of our common stock equal to $3,750,000 divided by the initial public offering price of our common stock less underwriters’ discounts and commissions. On July 23, 2004 such warrant was amended and restated to entitle FBR to purchase a number of shares of our common stock equal to $4,000,000 divided by the initial public offering price less underwriters’ discounts and commissions. Such warrant has an exercise price of $0.01 per share. On August 31, 2004, such warrant was exchanged for two new warrants: (i) a warrant to purchase a number of shares of our common stock equal to $4,500,000 divided by the initial public offering price less underwriting discounts and commissions, with an exercise price equal to the initial public offering price less underwriting discounts and commissions and (ii) a warrant to purchase a number of shares of our common stock equal to $1,000,000 divided by the initial public offering price less underwriting discounts and commissions, with an exercise price equal to $0.01.

      7. On December 12, 2003, the Registrant issued a warrant to Courtney C. Smith to purchase a number of shares of our common stock equal to $300,000 divided by the initial public offering price of our common stock less underwriters’ discounts and commissions. On July 23, 2004 such warrant was amended and restated to entitle Mr. Smith to purchase a number of shares of our common stock equal to $520,000 divided by the initial public offering price less underwriters’ discounts and commissions. Such warrant had an exercise price of $0.01 per share. On August 31, 2004, such warrant was exchanged for two new warrants: (i) a warrant to purchase a number of shares of our common stock equal to $630,000 divided by the initial public offering price less underwriting discounts and commissions, with an exercise price equal to the initial public offering price less underwriting discounts and commissions and (ii) a warrant to purchase a number of shares of our common stock equal to $100,000 divided by the initial public offering price less underwriting discounts and commissions, with an exercise price equal to $0.01.

      8. On December 12, 2003, the Registrant issued a warrant to Peter E. Jokiel to purchase a number of shares of our common stock equal to $300,000 divided by the initial public offering price of our common stock less underwriters’ discounts and commissions. On July 23, 2004 such warrant was amended and restated to entitle Mr. Jokiel to purchase a number of shares of our common stock equal to $228,000 divided by the initial public offering price less underwriters’ discounts and commissions. Such warrant had an exercise price of $0.01 per share. On August 31, 2004, such warrant was exchanged for a new warrant to purchase a number of shares of our common stock equal to $342,000 divided by the initial public offering price less underwriting discounts and commissions, with an exercise price equal to the initial public offering price less underwriting discounts and commissions.

      9. On December 12, 2003, the Registrant issued a warrant to William S. Loder to purchase a number of shares of our common stock equal to $75,000 divided by the initial public offering price of our common stock less underwriters’ discounts and commissions. On July 23, 2004 such warrant was amended and restated to entitle Mr. Loder to purchase a number of shares of our common stock equal to $90,000 divided by the initial public offering price less underwriters’ discounts and commissions. Such warrant had an exercise price of $0.01 per share. On August 31, 2004, such warrant was exchanged for a new warrant to purchase a number of shares of our common stock equal to $135,000 divided by the initial public offering price less underwriting discounts and commissions, with an exercise price equal to the initial public offering price less underwriting discounts and commissions.

      10. On December 12, 2003, the Registrant issued a warrant to Gary J. Ferguson to purchase a number of shares of our common stock equal to $75,000 divided by the initial public offering price of our common stock less underwriters’ discounts and commissions. On July 23, 2004 such warrant was amended and restated to entitle Mr. Ferguson to purchase a number of shares of our common stock equal to $62,000 divided by the initial public offering price less underwriters’ discounts and commissions. Such warrant had an exercise price of $0.01 per share. On August 31, 2004, such warrant was exchanged for a new warrant to purchase a number of shares of our common stock equal to $93,000 divided by the initial public offering price less underwriting discounts and commissions, with an exercise price equal to the initial public offering price less underwriting discounts and commissions.

      11. On July 23, 2004, the Registrant issued a senior secured note with a principal amount not to exceed $1,450,000 to Standard American Insurance Limited.

      12. On July 23, 2004, the Registrant issued a warrant to Standard American Insurance Limited to purchase a number of shares of our common stock equal to $2,900,000 divided by the initial public offering price of our common stock less underwriters’ discounts and commissions. Such warrant has an exercise price of $0.01 per share.

      All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The certificates evidencing the securities described in this Item 15 included appropriate legends setting forth that the securities had not been registered under the Securities Act and were subject to applicable restrictions on transfer.

Item 16.     Exhibits and Financial Statement Schedules.

      (a) Exhibits.

1.1**	Form of Underwriting Agreement
2.1***	Stock Purchase Agreement, dated March 22, 2004, between Registrant and OneBeacon Insurance Company
2.2***	Amendment No. 1, dated May 4, 2004, to Stock Purchase Agreement between Registrant and OneBeacon Insurance Company
2.3***	Amendment No. 2, dated July 1, 2004, to Stock Purchase Agreement between Registrant and OneBeacon Insurance Company
2.4***	Amendment No. 3, dated July 13, 2004, to Stock Purchase Agreement between Registrant and OneBeacon Insurance Company
2.5***	Amendment No. 4, dated October 12, 2004, to Stock Purchase Agreement between Registrant and OneBeacon Insurance Company
3.1***	Amended and Restated Certificate of Incorporation
3.2***	Amended and Restated Bylaws
4.1***	Amended and Restated Senior Secured Note to the order of Friedman, Billings, Ramsey Group, Inc. for up to $2,000,000
4.2***	Amended and Restated Subordinated Note to the order of Courtney C. Smith for up to $260,000
4.3***	Amended and Restated Subordinated Note to the order of Peter E. Jokiel for up to $114,000
4.4***	Amended and Restated Subordinated Note to the order of William S Loder for up to $45,000
4.5***	Amended and Restated Subordinated Note to the order of Gary J. Ferguson for up to $31,000
4.6***	Amended and Restated Amended and Restated Senior Secured Note to the order of Standard American Insurance Limited for up to $1,450,000
4.7*	Warrant No. W-1 B issued to Friedman, Billings, Ramsey Group, Inc.
4.8***	Warrant No. W-1 C issued to Friedman, Billings, Ramsey Group, Inc.
4.9*	Warrant No. W-2 B issued to Courtney C. Smith
4.10***	Warrant No. W-2 C issued to Courtney C. Smith
4.11*	Warrant No. W-3 B issued to Peter E. Jokiel
4.12*	Warrant No. W-4 B issued to William S. Loder
4.13*	Warrant No. W-5 B issued to Gary J. Ferguson
4.14***	Warrant No. W-6 issued to Standard American Insurance Limited
5.1**	Opinion of Stroock & Stroock & Lavan LLP
10.1.1***	Management and Administrative Services Agreement, dated November 1, 2003, between the Registrant and Syndicated Services Company, Inc.
10.1.2***	Engagement letter, dated November 24, 2003 between the Registrant and MMC Securities Corp.
10.1.3***	Agreement, dated March 15, 2004, between the Registrant and Guy Carpenter & Company, Inc.
10.1.4***	Addendum I to the Management and Administrative Services Agreement, dated April 26, 2004, between the Registrant and Syndicated Services Company, Inc.
10.1.5***	Amended and Restated Stock Option Plan dated as of September 14, 2004
10.1.6***	Addendum II to the Management and Administrative Services Agreement, dated June 10, 2004, between the Registrant and Syndicated Services Company, Inc.
10.1.7***	First Amendment to Engagement Letter, dated June 24, 2004, between the Registrant and MMC Securities Corp.
10.1.8***	Amended and Restated Employment Agreement, dated October 17, 2004, between the Registrant and Courtney C. Smith
10.1.9***	Amended and Restated Employment Agreement, dated October 17, 2004, between the Registrant and Peter E. Jokiel
10.1.10***	Amended and Restated Employment Agreement, dated October 17, 2004, between the Registrant and William S. Loder

10.1.11***	Amended and Restated Employment Agreement, dated October 17, 2004, between the Registrant and Gary J. Ferguson
10.1.12***	Amended and Restated Senior Loan and Security Agreement, dated July 23, 2004, among FBR, Standard American Insurance Limited and Registrant
10.1.13***	Amended and Restated Subordinated Loan and Security Agreement, dated July 23, 2004, among FBR, Standard American Insurance Limited, Registrant, Courtney C. Smith, Peter E. Jokiel, William S. Loder and Gary Ferguson
10.1.14***	Amended and Restated Intercreditor and Subordination Agreement, dated July 23, 2004, among FBR, Standard American Insurance Limited, Registrant, Courtney C. Smith, Peter E. Jokiel, William S. Loder and Gary Ferguson
10.1.15***	Partner Agent Program Agreement, dated May 18, 2004, between the Registrant and AEON Insurance Group, Inc.
10.1.16***	Amended and Restated Securities Purchase Agreement, dated September 30, 2004, between the Registrant and AEON Insurance Group, Inc.
10.1.17***	Partner Agent Program Agreement, dated May 1, 2004, between the Registrant and American Team Managers
10.1.18***	Amended and Restated Securities Purchase Agreement, dated August 16, 2004, between the Registrant and American Team Managers
10.1.19***	Partner Agent Program Agreement, dated May 1, 2004, between the Registrant and Specialty Risk Solutions, LLC
10.1.20***	Amended and Restated Securities Purchase Agreement, dated August 16, 2004, between Registrant and Specialty Risk Solutions, LLC
10.1.21***	Software License Maintenance and Support Agreement, dated May 20, 2004, between the Registrant and ISO Strategic Solutions, Inc.
10.1.22***	Master Software Sales and Services, Agreement (Americas), dated May 19, 2004, between the Registrant SunGard Sherwood Systems (US), Inc.
10.1.23***	Warrant Exchange Agreement, dated August 31, 2004, among the Registrant, FBR, Courtney C. Smith, Peter E. Jokiel, William S. Loder and Gary Ferguson
10.1.24***	Second Amendment to Engagement Letter, dated September 7, 2004, between the Registrant and MMC Securities Corp.
10.1.25***	Side letter, dated September 30, 2004, between the Registrant and AEON Insurance Group, Inc.
10.1.26***	Promissory Note, dated September 30, 2004, in favor of the Registrant
10.1.27***	Side letter, dated August 16, 2004, between the Registrant and American Team Managers Insurance Services, Inc.
10.1.28***	Promissory Note, dated August 16, 2004, in favor of the Registrant
10.1.29***	Side letter, dated August 16, 2004, between the Registrant and Specialty Risk Solutions LLC
10.1.30***	Promissory Note, dated August 16, 2004, in favor of the Registrant
10.1.31***	Letter Agreement, dated September 15, 2004, between the Registrant and Syndicated Services Company, Inc.
23.1*	Consent of PricewaterhouseCoopers LLP with respect to Registrant
23.2*	Consent of PricewaterhouseCoopers LLP with respect to Registrant
23.3*	Consent of PricewaterhouseCoopers LLP with respect to Potomac Insurance Company of Illinois
23.4**	Consent of Stroock & Stroock & Lavan LLP (included in Exhibit 5.1)
24.1***	Powers of Attorney (included in this Part II of the registration statement)

*	Filed herewith.

**	To be filed by amendment.

***	Filed Previously.

†	Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Securities and Exchange Commission.

      (b) Financial Statement Schedules.

Report of Independent Registered Public Accounting Firm

on
Financial Statement Schedules

To the Board of Directors and Stockholder of
Potomac Insurance Company of Illinois:

      Our audits of the financial statements of Potomac Insurance Company of Illinois referred to in our reports dated June 11, 2004 appearing in the Registration Statement on Form S-1 of Specialty Underwriters’ Alliance, Inc. also included an audit of the accompanying financial statement schedules. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 11, 2004

SCHEDULE I

POTOMAC INSURANCE COMPANY OF ILLINOIS

SUMMARY OF INVESTMENTS — OTHER THAN

INVESTMENTS IN RELATED PARTIES
At December 31, 2003
(Thousands)

		Fair
	Cost	Value

Fixed maturities:
U.S. Government and government agencies and authorities(1)	$20,434	$21,072
Corporate obligations	14,203	14,538
Other asset-backed securities	1,474	1,483

Total fixed maturities	36,111	37,093
Short-term investments	12,020	12,020

Total investments	$48,131	$49,113

(1)	Includes asset-backed securities issued by Freddie Mac.

Note — fair value was equal to carrying value at December 31, 2003.

SCHEDULE III

POTOMAC INSURANCE COMPANY OF ILLINOIS

SUPPLEMENTARY INSURANCE INFORMATION

(Thousands)

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H	Column I	Column J	Column K

		Future Policy					Benefits,
		Benefits,		Other Policy			Claims,	Amortization of
	Deferred	Losses, Claims		Claims and		Net	Losses, and	Deferred Policy	Other
	Acquisition	and Loss	Unearned	Benefits	Premiums	Investment	Settlement	Acquisition	Operating	Premiums
	on Costs	Expenses	Premiums	Payable	Earned	Income	Expenses	Costs	Expenses	Written

Successor
Twelve months ended:
December 31, 2003	$674	$154,287	$4,835	$—	$9,961	$2,128	$6,821	$1,843	$939	$8,886
December 31, 2002	$791	$193,672	$6,394	$—	$13,519	$1,580	$10,068	$2,990	$1,537	$11,781
Seven months ended:	$1,185	$275,667	$12,838	$—	$10,525	$946	$10,239	$1,938	$733	$8,893
Predecessor
Five months ended:
May 31, 2001	$1,647	$275,138	$15,570	$—	$1,250	$1,077	$2,017	$1,960	$4,294	$453

SCHEDULE IV

POTOMAC INSURANCE COMPANY OF ILLINOIS

REINSURANCE

(Thousands)

Column A	Column B	Column C	Column D	Column E	Column F

		Ceded to			Percentage of
	Gross	Other	Assumed from		Amount Assumed
Premiums Earned	Amount	Companies	Other Companies	Net Amount	to Net

Successor
Twelve months ended:
December 31, 2003	$1,597	$(1,597)	$9,961	$9,961	100%
December 31, 2002	8,236	(8,236)	13,518	13,518	100%
Seven months ended:
December 31, 2001	$9,225	$(9,225)	$10,525	$10,525	100%

Predecessor
Five months ended
May 31, 2001	$10,494	$(10,494)	$1,250	$1,250	100%

SCHEDULE V

POTOMAC INSURANCE COMPANY OF ILLINOIS

VALUATION AND QUALIFYING ACCOUNTS

(Thousands)

Column A	Column B	Column C		Column D	Column E

		Additions	(Subtractions)

	Balance at	Charged to	Charged to		Balance at
	Beginning of	Costs and	Other	Deductions	End of
	Period	Expenses	Accounts	Described(1)	Period

Successor
Twelve months ended:
December 31, 2003:
Allowance for insurance balances receivable	$340	$(167)	$—	$(58)	$115
Allowance for reinsurance recoverable	83	—	—	(13)	70
December 31, 2002:
Allowance for insurance balances receivable	$480	$24	$—	$(164)	$340
Allowance for reinsurance recoverable	120	(34)	—	(3)	83
Seven months ended:
December 31, 2001:
Allowance for insurance balances receivable	$480	$114	$—	$(114)	$480
Allowance for reinsurance recoverable	110	10	—	—	120

Predecessor
Five months ended:
May 31, 2001:
Allowance for insurance balances receivable	$205	$300	$—	$(25)	$480
Allowance for reinsurance recoverable	102	8	—	—	110

(1)	Represent write-offs of balances receivables.

SCHEDULE VI

POTOMAC INSURANCE COMPANY OF ILLINOIS

SUPPLEMENTAL INFORMATION FOR PROPERTY AND CASUALTY INSURANCE UNDERWRITERS

(Thousands)

Column A	Column B	Column C	Column D	Column E	Column F

		Reserves
		for Unpaid
		Claims and	Discount,
	Deferred	Claims	if Any,
	Acquisition	Adjustment	Deducted in	Unearned	Earned
	Costs	Expenses	Column C	Premiums	Premiums

Successor
Twelve months ended:
December 31, 2003	$674	$154,287	$190(1)	$4,835	$9,961
December 31, 2002	$791	$193,672	$211(1)	$6,394	$13,518
Seven months ended:
December 31, 2001	$1,185	$275,667	$211(1)	$12,838	$10,525
Predecessor
Five months ended:
May 31, 2001	$1,647	$275,138	$211	$15,570	$1,250

[Additional columns below]

[Continued from above table, first column(s) repeated]

						Column
Column A	Column G	Column H		Column I	Column J	K

		Claims and
		Adjustment
	Net	Expenses	Claims	Amortization of	Paid Claims and
	Investment	Incurred(1)	Related to(2)	Deferred Policy	Claim Adjustment	Premiums
	Income	Current Year	Prior Year	Acquisition Costs	Expenses	Written

Successor
Twelve months ended:
December 31, 2003	$2,128	$6,086	$735	$1,843	$10,995	$8,886
December 31, 2002	$1,580	$9,792	$276	$2,990	$13,416	$11,781
Seven months ended:
December 31, 2001	$946	$9,914	$325	$1,938	$9,901	$8,893
Predecessor
Five months ended:
May 31, 2001	$1,077	$6,793	$(4,776)	$1,960	$6,902	$453

(1)	The amounts shown exclude unamortized fair value adjustments to reserves of $578, $821 and $1,220 for unpaid claims and claims adjustment expenses made in purchase accounting as a result of White Mountains’ purchase of Potomac for the years ended December 31, 2003 and 2002 and 2001, respectively.

Item 17.     Undertakings.

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, State of Texas, on this 25th day of October 2004.

SPECIALTY UNDERWRITERS’ ALLIANCE, INC.

By:	/s/ COURTNEY C. SMITH

Name: Courtney C. Smith
Title: Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the Registration Statement has been signed by the following persons in the capacities indicated:

Signature	Title	Date

/s/ COURTNEY C. SMITH Courtney C. Smith	Chairman, Chief Executive Officer, President and Director (principal executive officer)	October 25, 2004

/s/ PETER E. JOKIEL Peter E. Jokiel	Executive Vice President, Chief Financial Officer, Treasurer and Director (principal financial and accounting officer)	October 25, 2004

* Robert E. Dean	Director	October 25, 2004

* Raymond C. Groth	Director	October 25, 2004

* Russell E. Zimmermann	Director	October 25, 2004

* Robert H. Whitehead	Director	October 25, 2004

*By /s/ COURTNEY S. SMITH Courtney S. Smith Attorney-in-Fact

Date: October 25, 2004

INDEX TO EXHIBITS

1.1**	Form of Underwriting Agreement
2.1***	Stock Purchase Agreement, dated March 22, 2004, between Registrant and OneBeacon Insurance Company
2.2***	Amendment No. 1, dated May 4, 2004, to Stock Purchase Agreement between Registrant and OneBeacon Insurance Company
2.3***	Amendment No. 2, dated July 1, 2004, to Stock Purchase Agreement between Registrant and OneBeacon Insurance Company
2.4***	Amendment No. 3, dated July 13, 2004, to Stock Purchase Agreement between Registrant and OneBeacon Insurance Company
2.5***	Amendment No. 4, dated October 12, 2004, to Stock Purchase Agreement between Registrant and OneBeacon Insurance Company
3.1***	Amended and Restated Certificate of Incorporation
3.2***	Amended and Restated Bylaws
4.1***	Amended and Restated Senior Secured Note to the order of Friedman, Billings, Ramsey Group, Inc. for up to $2,000,000
4.2***	Amended and Restated Subordinated Note to the order of Courtney C. Smith for up to $260,000
4.3***	Amended and Restated Subordinated Note to the order of Peter E. Jokiel for up to $114,000
4.4***	Amended and Restated Subordinated Note to the order of William S Loder for up to $45,000
4.5***	Amended and Restated Subordinated Note to the order of Gary J. Ferguson for up to $31,000
4.6***	Amended and Restated Amended and Restated Senior Secured Note to the order of Standard American Insurance Limited for up to $1,450,000
4.7*	Warrant No. W-1 B issued to Friedman, Billings, Ramsey Group, Inc.
4.8***	Warrant No. W-1 C issued to Friedman, Billings, Ramsey Group, Inc.
4.9*	Warrant No. W-2 B issued to Courtney C. Smith
4.10***	Warrant No. W-2 C issued to Courtney C. Smith
4.11*	Warrant No. W-3 B issued to Peter E. Jokiel
4.12*	Warrant No. W-4 B issued to William S. Loder
4.13*	Warrant No. W-5 B issued to Gary J. Ferguson
4.14***	Warrant No. W-6 issued to Standard American Insurance Limited
5.1**	Opinion of Stroock & Stroock & Lavan LLP
10.1.1***	Management and Administrative Services Agreement, dated November 1, 2003, between the Registrant and Syndicated Services Company, Inc.
10.1.2***	Engagement letter, dated November 24, 2003 between the Registrant and MMC Securities Corp.
10.1.3***	Agreement, dated March 15, 2004, between the Registrant and Guy Carpenter & Company, Inc.
10.1.4***	Addendum I to the Management and Administrative Services Agreement, dated April 26, 2004, between the Registrant and Syndicated Services Company, Inc.
10.1.5***	Amended and Restated Stock Option Plan dated as of September 14, 2004
10.1.6***	Addendum II to the Management and Administrative Services Agreement, dated June 10, 2004, between the Registrant and Syndicated Services Company, Inc.
10.1.7***	First Amendment to Engagement Letter, dated June 24, 2004, between the Registrant and MMC Securities Corp.
10.1.8***	Amended and Restated Employment Agreement, dated October 17, 2004, between the Registrant and Courtney C. Smith
10.1.9***	Amended and Restated Employment Agreement, dated October 17, 2004, between the Registrant and Peter E. Jokiel
10.1.10***	Amended and Restated Employment Agreement, dated October 17, 2004, between the Registrant and William S. Loder
10.1.11***	Amended and Restated Employment Agreement, dated October 17, 2004, between the Registrant and Gary J. Ferguson

10.1.12***	Amended and Restated Senior Loan and Security Agreement, dated July 23, 2004, among FBR, Standard American Insurance Limited and Registrant
10.1.13***	Amended and Restated Subordinated Loan and Security Agreement, dated July 23, 2004, among FBR, Standard American Insurance Limited, Registrant, Courtney C. Smith, Peter E. Jokiel, William S. Loder and Gary Ferguson
10.1.14***	Amended and Restated Intercreditor and Subordination Agreement, dated July 23, 2004, among FBR, Standard American Insurance Limited, Registrant, Courtney C. Smith, Peter E. Jokiel, William S. Loder and Gary Ferguson
10.1.15***	Partner Agent Program Agreement, dated May 18, 2004, between the Registrant and AEON Insurance Group, Inc.
10.1.16***	Amended and Restated Securities Purchase Agreement, dated September 30, 2004, between the Registrant and AEON Insurance Group, Inc.
10.1.17***	Partner Agent Program Agreement, dated May 1, 2004, between the Registrant and American Team Managers
10.1.18***	Amended and Restated Securities Purchase Agreement, dated August 16, 2004, between the Registrant and American Team Managers
10.1.19***	Partner Agent Program Agreement, dated May 1, 2004, between the Registrant and Specialty Risk Solutions, LLC
10.1.20***	Amended and Restated Securities Purchase Agreement, dated August 16, 2004, between Registrant and Specialty Risk Solutions, LLC
10.1.21***	Software License Maintenance and Support Agreement, dated May 20, 2004, between the Registrant and ISO Strategic Solutions, Inc.
10.1.22***	Master Software Sales and Services, Agreement (Americas), dated May 19, 2004, between the Registrant SunGard Sherwood Systems (US), Inc.
10.1.23***	Warrant Exchange Agreement, dated August 31, 2004, among the Registrant, FBR, Courtney C. Smith, Peter E. Jokiel, William S. Loder and Gary Ferguson
10.1.24***	Second Amendment to Engagement Letter, dated September 7, 2004, between the Registrant and MMC Securities Corp.
10.1.25***	Side letter, dated September 30, 2004, between the Registrant and AEON Insurance Group, Inc.
10.1.26***	Promissory Note, dated September 30, 2004, in favor of the Registrant
10.1.27***	Side letter, dated August 16, 2004, between the Registrant and American Team Managers Insurance Services, Inc.
10.1.28***	Promissory Note, dated August 16, 2004, in favor of the Registrant
10.1.29***	Side letter, dated August 16, 2004, between the Registrant and Specialty Risk Solutions LLC
10.1.30***	Promissory Note, dated August 16, 2004, in favor of the Registrant
10.1.31***	Letter Agreement, dated September 15, 2004, between the Registrant and Syndicated Services Company, Inc.
23.1*	Consent of PricewaterhouseCoopers LLP with respect to Registrant
23.2*	Consent of PricewaterhouseCoopers LLP with respect to Registrant
23.3*	Consent of PricewaterhouseCoopers LLP with respect to Potomac Insurance Company of Illinois
23.4**	Consent of Stroock & Stroock & Lavan LLP (included in Exhibit 5.1)
24.1***	Powers of Attorney (included in this Part II of the registration statement)

*	Filed herewith.

**	To be filed by amendment.

***	Filed Previously.